FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibits are furnished with this Form 6-K:

99.1        Notice of Annual and Special Meeting of Shareholders and Information Circular

99.2        Form of Proxy

99.3       Annual Report

Cautionary Statement Regarding Forward-Looking Statements

The information furnished under cover of this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. Due to risks and uncertainties, including the risks and uncertainties identified in our Annual Information Form, actual results may differ materially from current expectations.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         the outcome of our arbitration under ICSID against the Bolivarian Republic of Venezuela;

•         the actual value realized from the disposition of the remaining Brisas Project related assets;

•         the result or outcome of the litigation regarding the enjoined hostile takeover bid for us;

•         the potential equity dilution in the event the convertible notes are converted in part or in whole to common shares;

•         our ability to maintain continued listing on the NYSE MKT and/or the TSX Venture;

•         corruption and uncertain legal enforcement;

•         political and social instability;

•         requests for improper payments;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes;

•         impact of currency, metal prices and metal production volatility;

•         our dependence upon the abilities and continued participation of certain key employees;

•         the prospects for exploration and development of other mining projects by us; and

•         risks normally incident to the exploration, development and operation of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the relevant securities regulators.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 1, 2012

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:       Vice President – Finance & CFO

Exhibit 99.1 Notice of Annual and Special Meeting of Shareholders and Information Circular

GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200,

Spokane, WA  99201

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the holders of Class A common shares and Class B common shares (collectively, the “Shareholders”) of GOLD RESERVE INC. (the “Company”) will be held at the Spokane Club, located at 1002 W. Riverside, Spokane, Washington, USA, on June 27, 2012 at 9:30 a.m. (Pacific daylight time) for the following purposes:

1)       To elect directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;

2)       To appoint PricewaterhouseCoopers LLP as independent auditors of the Company and to authorize the directors of the Compan y to fix their remuneration;

3)       To receive the financial statements of the Company for the year ended December 31, 2011, together with the report of the auditors thereon;

4)       To approve the Company’s 2012 Equity Incentive Plan;

5)       To approve the continuation of and amendment to the 2009 Shareholder Rights Plan Agreement;

6)       To approve the proposed restructuring of the Company’s outstanding 5.50% senior subordinated convertible notes in the aggregate principal amount of approximately US$102.3 million (the “Notes”) upon the terms and conditions set forth in the Restructuring Agreement described in the Proxy Statement/Information Circular; and

7)       To conduct any other business as may properly come before the meeting or any adjournment or postponement thereof.

Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, c/o Computershare Trust Company N.A., P.O. Box 43102, Providence, RI 02940-5068.  Proxies must be received not later than the close of business one business day immediately preceding the Meeting or any adjournment or postponement thereof.  A form of proxy, proxy statement/information circular, supplemental mailing list return card and a copy of the Company’s Annual Report accompany this Notice of Annual and Special Meeting of Shareholders.  The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying proxy statement/information circular.

This Notice of Annual and Special Meeting of Shareholders, the Annual Report and Supplemental Mailing List Return Card are being mailed or made available to Shareholders entitled to vote at the Annual and Special Meeting, on or about June 1, 2012.

The Board of Directors has fixed the close of business on May 21, 2012 as the record date for the determination of Shareholders entitled to notice of the meeting and any adjournment or postponement thereof.

DATED this 28th day of May, 2012

BY ORDER OF THE DIRECTORS

Rockne J. Timm

Chief Executive Officer

GOLD RESERVE INC.

PROXY STATEMENT/INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Proxy Statement/Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the “Company”) to be voted at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Wednesday, the 27th day of June, 2012 at 9:30 a.m. (Pacific daylight time), at the Spokane Club located at 1002 W. Riverside, Spokane, Washington and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders.  The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company.  Employees will not receive any extra compensation for such activities.  The Company may pay brokers, nominees or other persons holding shares of the Company in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials  to beneficial owners of such shares, and obtaining their proxies.  The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting.  The cost of all solicitations of proxies will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 28th day of May, 2012.

Important Notice Regarding the Availability of Proxy Materials for the Annual and Special Meeting to Be Held On June 27, 2012:

The Notice of Annual and Special Meeting of Shareholders, Circular and Annual Report are available on our website at www.goldreserveinc.com.

CURRENCY

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors or officers of the Company.  A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company.  To exercise this right, the Shareholder may insert the name of the desired representative in the blank space provided in the proxy or may submit another appropriate form of proxy permitted under applicable law.

The completed proxy will be deemed valid when deposited at the office of Proxy Services, c/o Computershare Trust Company N.A., P.O. Box 43102, Providence, RI 02940-5068 not later than the close of business one business day preceding the day of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid.

See “Voting by Non-Registered Shareholders” below for a discussion of how non-registered Shareholders (i.e. Shareholders that hold their shares through an account with a bank, broker or other nominee in “street name”) may appoint proxies.

You may revoke or change your proxy at any time before it is exercised at the Meeting.  In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201 not later than the close of business one business day preceding the Meeting or any adjournment or postponement thereof. You may also revoke your proxy by giving notice or by voting in person at the Meeting; your attendance at the Meeting, by itself, is not sufficient to revoke your proxy.

Shareholders appearing in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously voted shares.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of such choice being specified, such shares will be voted “for” the matters specifically identified in the Notice of Annual and Special Meeting of Shareholders accompanying this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting.  If any other matters are properly presented for consideration at the Meeting, or if any of the identified matters are amended or modified, the individuals named as proxies on the enclosed form of proxy will vote the shares that they represent on those matters as recommended by management.  If management does not make a recommendation, then they will vote in accordance with their best judgment.  At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders.

VOTING RIGHTS AND PRINCIPAL SHAREHOLDERS

The Company’s issued and outstanding shares consist of Class A common shares (each, a “Class A Share”) and Class B common shares (each, a “Class B Share”).  Unless otherwise noted, references to Common Shares in this Circular include both Class A Shares and Class B Shares. Holders of Common Shares (collectively, the “Shareholders”) are entitled to one vote per share and will vote as a single class on all matters to be considered and voted upon at the Meeting or any adjournment or postponement thereof.  As of May 21, 2012 there were 59,788,972 issued and outstanding Class A Shares and 500,236 issued and outstanding Class B Shares for a total of 60,289,208 Common Shares outstanding.

As of May 21, 2012, there were 563,750 issued and outstanding unvested restricted shares, all of which were issued under the Company's 1997 Equity Incentive Plan.  All such unvested restricted shares are Class A Shares and carry full voting rights.  The terms “restricted stock” and “restricted shares” are used interchangeably in this Circular.  These restricted shares represent approximately 1% of the aggregate Common Shares outstanding.

The Company has set the close of business on May 21, 2012 as the record date for the Meeting.  The Company will prepare a list of Shareholders of record at such time.  Shareholders  will be entitled to vote the Common Shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his Common Shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of May 21, 2012, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 5% of the voting rights attached to the Common Shares were:

Shareholder Name and Address	Number of Common Shares Held	Percentage of Common Shares Issued (3)

West Face Capital, Inc. 2 Bloor Street East, Suite 810 P.O. Box 85 Toronto, Ontario M4W 1A8	9,630,000 (1)	16.0%
Steelhead Partners, LLC 1301 First Avenue, Suite 201 Seattle, WA 98101	11,707,979 (2)	19.4%

(1)

Based on Schedule 13D/A filed by West Face Capital, Inc. with the Securities and Exchange Commission (“SEC”) on June 30, 2010. West Face Capital, Inc. reports an additional 1,754,509 shares related to our convertible notes that it holds as being beneficially owned for purposes of its Schedule 13D/A. However, as the Company has the option to deliver cash for any such convertible notes, we do not include that number in this table. West Face Capital, Inc. also holds, directly or indirectly, approximately $13,229,000 of outstanding Notes.

(2)

The number of Common Shares held is based on Schedule 13G filed by Steelhead Partners, LLC filed with the SEC on February 9, 2012. Steelhead Partners, LLC reports an additional 7,555,969 shares related to our convertible notes. As the Company has the option to deliver cash for any such convertible notes, these shares are not considered as being beneficially owned and therefore are not included in this table. Steelhead Partners, LLC also holds approximately $56,972,000 of outstanding Notes.

(3)	Based on the number of shares outstanding on May 21, 2012.

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Common Shares present in person or represented by proxy.  Except as otherwise stated in this Circular, the affirmative vote of a majority of the votes cast with respect to an item or proposal at the Meeting (an ordinary resolution) is required to approve all items presented in this Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on May 21, 2012 or the persons they designate as their proxies are permitted to vote at the Meeting.  In many cases, however, the Common Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of this Circular and the accompanying Notice of Annual and Special Meeting of Shareholders and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to non-registered holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them.  Intermediaries will often use service companies to forward the Meeting Materials to non-registered holders.  Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)                be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy.  In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or

(b)               be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow.  Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own.  Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder’s name, or such other person’s name, in the blank space provided.  Non-registered holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

A non-registered shareholder may revoke a form of proxy or Voting Instruction Form given to an Intermediary by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or Voting Instruction Form, the written notice should be received by the Intermediary well in advance of the Meeting.

Under relevant New York Stock Exchange (“NYSE”) rules that apply to NYSE-member brokers, if you do not instruct your broker how to vote, your broker will be able to vote your Shares with respect to “routine” matters such as the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors (Proposal 2) but not “non-routine” matters.  All other matters other than the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors (Proposal 2) described in this Circular are non-routine matters under NYSE rules and your broker will not be able to vote your shares with respect to those proposals if you have not instructed your broker how to vote.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The articles of the Company  provide that the Board of Directors (the “Board”) shall consist of a minimum of 3 and a maximum of 15 directors, with the actual number of directors to be determined from time to time by the Board.  The Company’s Board presently consists of seven members.

The Board held 9 formal meetings during 2011 at which attendance, in person or by phone, averaged 97%.  Various matters were considered and approved by written resolution during the year. The Board also held several informal meetings throughout the year.  Messrs. Timm, Geyer, McChesney, Mikkelsen and Potvin attended all nine of the formal meetings; Mr. Belanger and Mr. Coleman each attended eight of the nine formal meetings.

The by-laws of the Company provide that each director shall be elected to hold office until the next annual meeting of the Company’s Shareholders or until their qualified successors are elected.  All of the current directors’ terms expire the date of the Meeting and it is proposed by management that each of them be re-elected to serve until the next annual meeting of Shareholders, or until their qualified successors are elected, unless they resign or are removed from the Board in accordance with the by-laws of the Company.

Directors are elected by the affirmative vote of a majority of the votes cast with respect to the election of each director at the Meeting.  Any nominee for director who does not receive such a majority vote is not elected to the Board.

Management recommends that you vote FOR the election of each of the directors.

The following information with respect to the business experience of nominees for election to the Board has been supplied by the director or obtained from our records.

Rockne J. Timm, 66, a director since 1984. Mr. Timm’s principal occupation is Chief Executive Officer of the Company, a position he has held since 1988.  Mr. Timm has also served as President and Chairman of the Board from 1988 until January 2004.  Mr. Timm is Chairman of the Executive Committee. He has been a director and executive officer of the Company’s Venezuelan and other subsidiaries since 1992 and he is President and director of Great Basin Energies, Inc. since 1981 and MGC Ventures, Inc. since 1989.  Mr. Timm resides in Spokane, Washington, USA.

Key attributes, experience and skills:  As Chief Executive Officer of the Company since 1988 Mr. Timm has considerable institutional knowledge of the Company and its activities in Venezuela.  He has over 28 years experience in the mining industry which is a key component of our Board’s collective experience.  He has served as the chief financial officer of an operating gold mining company and director and chief financial officer of a development stage company which provides additional experience and skills that are helpful to the Board.  It is these attributes that lead the Board to conclude that Mr. Timm should continue to serve as a director of the Company.

A. Douglas Belanger, 59, a director since August 1988.  Mr. Belanger’s principal occupation is President of the Company, a position he has held since January 2004.  Mr. Belanger has also served as Executive Vice President from 1988 through January 2004.  He has been a director and executive officer of the Company’s Venezuelan and other subsidiaries since 1992 and is Executive Vice President and director of Great Basin Energies Inc. since 1984 and MGC Ventures, Inc. since 1997. Mr. Belanger resides in Spokane, Washington, USA.

Key attributes, experience and skills:  Mr. Belanger has extensive experience as a director of public companies and in the areas of corporate governance and compliance, which includes his history as a gold mining analyst for two major Canadian investment banks and a policy analyst for the Canadian federal government.  He also has several years’ experience as a field geologist with various major Canadian mining companies.  It is these attributes that lead the Board to conclude that Mr. Belanger should continue to serve as a director of the Company.

James P. Geyer, 60, a director of the Company since June 1997.  He held the position of Senior Vice President of the Company from January 1997 to August of 2010.  Mr. Geyer’s principal occupation is Vice President, North America for Stonegate Agricom Ltd. and President of Paris Hills Agricom Inc. (a subsidiary of Stonegate Agricom Ltd.).  Mr. Geyer is also a director and member of the environmental, health and safety committee and audit committee of Thompson Creek Metals Company Inc.  Mr. Geyer resides in Spokane, Washington, USA.

Key attributes, experience and skills:  Mr. Geyer is a mining engineer with over 30 years in the mining industry with open pit and underground mining experience adding to the Board’s collective experience.  He has served as the vice president of operations of a gold mining company with responsibility for six producing gold mines and several development projects.  It is these attributes that lead the Board to conclude that Mr. Geyer should continue to serve as a director of the Company.

Non-executive Directors

The Board has determined that each of the following members of the Board satisfy the definition of “independent director” as established in the NYSE MKT (formerly NYSE Amex) listing standards and SEC rules.

James H. Coleman, Q.C., 61, a director of the Company since February 1994 and chairman since 2004. The principal occupation of Mr. Coleman, Q.C., is as a Partner with the law firm of Norton Rose Canada LLP.  He is also a director of Great Basin Energies Inc. since 1996, MGC Ventures, Inc. since 1997; Anterra Energy Inc. since 2007, Salamander Energy Plc. since 2008, Energold Drilling Corp. since 1994, Sulliden Exploration, Inc, since 2005, and Avion Gold Corporation, since January 2011.  Mr. Coleman resides in Calgary, Alberta, Canada.

Key attributes, experience and skills:  Mr. Coleman has been involved in banking, corporate, securities, mining and oil and gas transactions in Canada, the United States, Europe, Central and South America, Africa and Asia. He has also been involved in a number of large divestments and acquisitions, corporate reorganizations and major financings within the energy sector. As a director of a number of public companies, including mining and oil and gas companies, Mr. Coleman has chaired various independent committees of public companies relating to corporate, governance and securities matters. In addition to his work in the legal and business sectors, Mr. Coleman is also a member of the Rocky Mountain Mineral Law Foundation and the Prospectors and Developers Association of Canada. It is these attributes that lead the Board to conclude that Mr. Coleman should continue to serve as a director of the Company.

Patrick D. McChesney, 62, a director since 1988 and Chief Financial Officer of the Company from 1988 to 1993. He is a director of Great Basin Energies, Inc. since 2002 and MGC Ventures, Inc. since 1989.  Mr. McChesney’s principal occupation is chief financial officer of Foothills Auto Group, an automobile dealership group based in Spokane, Washington, a position he has held since 2005.  Mr. McChesney resides in Spokane, Washington, USA.

Key attributes, experience and skills:  Mr. McChesney was a certified public accountant and a financial officer of an operating gold mining company and has been president and a director of a company that manufactured automated test equipment for the semiconductor industry.  He has been involved in the mining industry since 1983 and has considerable knowledge regarding the Company’s activities in Venezuela and currently serves on the audit and compensation committees.  It is these attributes that lead the Board to conclude that Mr. McChesney should continue to serve as a director of the Company.

Chris D. Mikkelsen, 60, a director since 1997.  He is a certified public accountant and since 1976, Mr. Mikkelsen’s principal occupation has been as a principal in the certified public accounting firm of McDirmid, Mikkelsen & Secrest, P.S., based in Spokane, Washington.  He has been a director of Great Basin Energies, Inc. and MGC Ventures, Inc. since 1997.  Mr. Mikkelsen resides in Spokane, Washington, USA.

Key attributes, experience and skills:  Mr. Mikkelsen has an extensive background in providing operational and tax advice to a wide variety of clients and businesses.  He is actively involved as a board member in local charitable and civic organizations.  He has considerable knowledge of the Company and currently serves on the audit and compensation committees.  It is these attributes that lead the Board to conclude that Mr. Mikkelsen should continue to serve as a director of the Company.

Jean Charles Potvin, 59, a director since November 1993 and currently serves on the audit and compensation committees.  Mr. Potvin’s principal occupation is as director and Chairman of Vaaldiam Mining Ltd. and as a director and President of Flemish Gold Corp.  He is also a director and President of BRC Minerals Ltd., a company exploring for iron and gold in northeastern Brazil.  Mr. Potvin resides in Toronto, Ontario, Canada.

Key attributes, experience and skills.  Mr. Potvin is also a director and a member of the audit committee of Azimut Exploration Ltd and Geomega Resources Ltd, both publicly listed mineral exploration companies. He is also a director of Rukwa Minerals, a privately held company.  Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). It is these attributes that lead the Board to conclude that Mr. Potvin should continue to serve as a director of the Company.

Other Executive Officers

Robert A. McGuinness, 56 - Vice President of Finance, Chief Financial Officer

Mr. McGuinness’ principal occupation with the Company is as Vice President of Finance since March 1993 and Chief Financial Officer since June 1993.  He also serves as Vice President of Finance, Chief Financial Officer and Treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc.  Mr. McGuinness resides in Spokane, Washington, USA.

Mary E. Smith, 59 - Vice President of Administration and Secretary

Ms. Smith’s principal occupation with the Company is as Vice President of Administration since January 1997 and Secretary since June 1997.  She also serves as Vice President of Administration and Secretary of Great Basin Energies Inc. and MGC Ventures, Inc. Ms. Smith resides in Spokane, Washington, USA.

Involvement in Certain Legal Proceedings

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Coleman served as a non-executive director of McCarthy Corporation Plc. from 1993 to March 2003, which proposed a voluntary arrangement with its creditors pursuant to the legislation of the United Kingdom.

Security Ownership of Management

The following table discloses the number and percentage of the Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each director and executive officer named in the Circular and by all directors and officers as a group, as of May 24, 2012.

Name of Beneficial Owner	Amount (1)	Percent of Class
Rockne J. Timm (2) (3) Washington, USA Chief Executive Officer and Director	1,976,624	3.2%
A. Douglas Belanger (2) (3) Washington, USA President and Director	2,144,071	3.5%
James P. Geyer Washington, USA Director	617,037	1.0%
James H. Coleman, Q.C. (2) (3) Alberta, Canada Non-Executive Chairman and Director	469,986	*
Patrick D. McChesney (2) (3) Washington, USA Director	319,093	*
Chris D. Mikkelsen (2) (3) Washington, USA Director	606,977	1.0%
Jean Charles Potvin Ontario, Canada Director	443,540	*
Robert A. McGuinness (2) (3) Washington, USA Vice President Finance and CFO	480,919	*
Mary E. Smith (2) (3) Washington, USA Vice President Administration and Secretary	435,647	*
Directors and officers as a group	7,493,894	11.9%

*Indicates less than 1%

(1)   Includes Common Shares issuable pursuant to options exercisable as of May 24, 2012 or exercisable within 60 days of May 24, 2012 as follows: Mr. Timm 684,960; Mr. Belanger 633,676; Mr. Geyer 236,436; Mr. Coleman 178,936; Mr. McChesney 178,936; Mr. Mikkelsen 178,936; Mr. Potvin 178,936; Mr. McGuinness 259,748; and Ms. Smith 230,720. These numbers also include unvested, restricted shares held that carry full voting rights as follows: Mr. Timm 100,000 shares; Mr. Belanger 100,000 shares; Mr. Geyer 27,000 shares; Mr. Coleman 27,000 shares; Mr. McChesney 27,000 shares; Mr. Mikkelsen 27,000 shares; Mr. Potvin 27,000 shares; Mr. McGuinness 75,000 shares;  and Ms. Smith 60,000 shares.  The number includes direct ownership of Common Shares as follows:  Mr. Timm 1,123,164 shares; Mr. Belanger 1,410,395 shares; Mr. Geyer 353,601 shares; Mr. Coleman 264,050 shares; Mr. McChesney 113,157 shares; Mr. Mikkelsen 401,041 shares; Mr. Potvin 237,604 shares; Mr. McGuinness 146,171 shares; and Ms. Smith 144,927 shares.  The amount for Mr. Timm also includes indirect beneficial ownership of 68,500 shares owned by his daughter and grandchildren.

(2)   Messrs. Timm, Belanger, Coleman, McChesney, Mikkelsen, McGuinness, and Ms. Smith are directors and/or officers of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 0.8% of the outstanding Common Shares. The foregoing individuals beneficially own 18%, 11.7%, 4.5%, 3%, 2.6%, 1.5%, and 1.5%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc. and such Common Shares are not included in this total.

(3)   Messrs. Timm, Belanger, Coleman, McChesney, Mikkelsen, McGuinness, and Ms. Smith are directors and/or officers of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.4% of the outstanding Common Shares. The foregoing individuals beneficially own 18.9%, 19.1%, 7.7%, 5.9%, 4.2%, 2.1%, and 1.8%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc. and such Common Shares are not included in this total.

The following table represents the Directors and the committees on which they serve.

Director	Executive Committee	Audit Committee	Compensation Committee	Nominating Committee
Rockne J. Timm	Chair
A. Douglas Belanger	X
James P. Geyer
James H. Coleman, Q.C.	X			X
Patrick D. McChesney		X	X
Chris D. Mikkelsen		Chair	Chair	X
Jean Charles Potvin		X	X	X

The persons named in the accompanying form of proxy intend to vote for the election of these nominees as directors unless otherwise directed.  Management does not contemplate that the nominees will be unable to serve as directors.

If you complete and return the attached form of proxy, your representative at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the election of the nominees set out herein unless you specifically direct that your vote be withheld.

The election of directors under this Item 1 is considered a non-routine matter under NYSE rules and, if you hold your shares through a broker, your broker will not be able to vote your shares with respect to this proposal if you have not instructed your broker how to vote. Abstentions and broker non-votes will not be counted as votes cast with respect to the election of directors.

Item 2 – Appointment of Independent Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2012 and that the Board be authorized to fix the auditors’ remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992.  Representatives of PricewaterhouseCoopers LLP are not expected to be present at the Meeting.

The affirmative vote of a majority of the votes cast with respect to this proposal at the Meeting is required to approve the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board. Abstentions will not be counted as votes cast.

Management recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment  of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

The appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors under this Item 2 is considered a routine matter under NYSE rules and if you hold your shares through a broker, your broker will be able to vote your shares with respect to this proposal even if you have not instructed your broker how to vote.  Abstentions will not be counted as votes cast with respect to the appointment of the Company’s independent auditors.

Item 3 – Consolidated Financial Statements

A copy of the consolidated financial statements of the Company for the year ended December 31, 2011 and the report of the Company’s independent auditors on the consolidated financial statements are included in the Annual Report and will be submitted at the Meeting. Copies of the consolidated financial statements can also be obtained on www.sec.gov  and www.sedar.com.  Shareholders are not being asked to vote on the receipt of the Consolidated Financial Statements.

Item 4 – Approval of the Company’s 2012 Equity Incentive Plan

The Company currently has two equity incentive plans:  the 1997 Equity Incentive Plan, as amended and restated, and the 2008 Venezuelan Equity Incentive Plan, as amended and restated (collectively the “Current Plans”). The Current Plans were adopted by the Board for the employees, officers, directors and consultants of the Company and its subsidiaries and permit the grant of stock options, which are exercisable for Class A Common Shares of the Company, as well as restricted Class A Common Shares of the Company. The Current Plans were previously approved by shareholders of the Company, however the 2008 Venezuelan Equity Incentive Plan was not submitted to shareholders of the Company for re-approval in 2011 and has since been suspended with respect to new grants.

The following table sets forth certain information regarding the 1997 Equity Incentive Plan as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under 1997 Equity Incentive Plan
1997 Equity Incentive Plan approved by Shareholders	3,526,852	$1.26	2,427,569
Equity compensation plans not approved by Shareholders	-		-
Total	3,526,852		2,427,569

The following table sets forth certain information regarding the 2008 Venezuelan Equity Incentive Plan (“Venezuelan Plan”) as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under the Venezuelan Plan (1)
Venezuelan Plan approved by Shareholders	1,658,336	$1.75	-
Equity compensation plans not approved by Shareholders	-	-	-
Total	1,658,336		-

    (1)   The  Venezuelan Plan was not submitted to Shareholders for renewal and has been suspended with respect to new grants.

As of May 24, 2012, options for the purchase of 5,104,852 Class A Shares remained outstanding under the 1997 Equity Incentive Plan.  Since inception, 4,579,850 shares of restricted stock have been granted from the 1997 Equity Incentive Plan and no Stock Appreciation Rights (“SARs”) have been granted.  Currently, there are 563,750 shares of restricted stock issued under the 1997 Equity Incentive Plan that have not yet vested.

As of May 24, 2012 options for the purchase of 1,658,336 Class A Shares remained outstanding under the Venezuelan Plan.  Since inception, 271,000 restricted shares have been granted from the Venezuelan Plan and no SARs have been granted.

The Current Plans were established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Current Plans are administered by the directors of the Company and a committee established pursuant to the terms of the Plans.

In order to comply with the requirements of the TSX Venture Exchange (“TSXV”) with respect to equity incentive plans now applicable to the Company, management is proposing the 2012 Equity Incentive Plan (the “2012 Plan”) to Shareholders at the Meeting. On May 17, 2012 the directors of the Company adopted, effective subject to shareholder and regulatory approval, the 2012 Plan to replace the Current Plans. No additional awards have been granted as of the date of this Circular pursuant to the 2012 Plan.  Upon approval, all awards previously granted by the Company pursuant to the Current Plans will become subject to the 2012 Plan and the Current Plans will otherwise terminate, except as may be required to give effect to previous awards only.  In the case of restricted stock grants made pursuant to the terms of the 1997 Equity Incentive Plan, all restricted stock agreements entered into by participants of that plan will remain in full force and effect.

Material Terms of the 2012 Plan

A copy of the 2012 Plan is attached to this Information Circular as “Appendix A” to this Circular and will be available for review at the meeting.

The terms of the 2012 Plan are similar to the terms of the Current Plans, but introduce certain new restrictions on the issuance of equity incentive awards by the Company in accordance with the rules of the Exchange. In particular, under the terms of the 2012 Plan, the Company can no longer issue restricted stock and has increased restrictions on the transfer of awards under the 2012 Plan. The 2012 Plan limits the stock issuable pursuant to stock options granted under the 2012 Plan to 10% of the issued and outstanding Common Shares of the Company on a rolling basis. Shareholder approval is required annually for such a rolling plan.

As of May 24, 2012 the Current Plans have 6,763,188 options outstanding; the New Plan allows for 6,028,921 (10% of Common Shares outstanding) to be reserved for issuance.  The Company will not be allowed to grant any additional options until the 10% rolling Common Shares reserved for issuance (Commons Shares issued times 10%) is greater than the current number of options outstanding.

In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or not more than 2% of the issued shares on a yearly basis if granted to any one consultant or to any one employee engaged in investor relations activities.

The 2012 Plan also provides for the following:

a)      stock options granted under the 2012 Plan will have an expiry date not to exceed 10 years from the date of grant;

b)      any stock options granted that expire or terminate for certain reasons without having been exercised will again be available under the 2012 Plan;

c)      stock options will vest as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors;

d)      the minimum exercise price of any stock options issued under the 2012 Plan will be the last previous closing price on the date of grant, subject to the requirements of the Exchange; and

e)      the Company’s board of directors is authorized to grant to participants, within a 12 month period, that number of stock options under the 2012 Plan not exceeding 10% of the then issued and outstanding Common Share capital of the Company.

The board of directors of the Company has determined that, in order to reasonably protect the rights of participants, as a matter of administration, it is necessary to clarify when amendments to the 2012 Plan may be made by the Board without further shareholder approval. Accordingly, the Board also proposes that the 2012 Plan also provide that the Board may, without shareholder approval:

(i)     amend the 2012 Plan to correct typographical, grammatical or clerical errors;

(ii)   change the vesting provisions of an option granted under the 2012 Plan, subject to prior written approval of the TSXV, if applicable;

(iii) change the termination provision of an option granted under the 2012 Plan if it does not entail an extension beyond the original expiry date of such option;

(iv) make such amendments to the 2012 Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(v)   make such amendments as may otherwise be permitted by the Exchange, if applicable; and

(vi) amend the 2012 Plan to reduce the benefits that may be granted to new plan participants.

The board of directors of the Company is of the view that the 2012 Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

Shareholder Approval

At the Meeting, Shareholders will be requested to consider and vote on the ordinary resolution to adopt the 2012 Plan, with or without variation, as follows:

“Resolved, that:

            1.         the Gold Reserve Inc. 2012 Equity Incentive Plan dated for reference May 17, 2012 (the “2012 Plan”) in the form attached as Appendix “A” to the  Proxy Statement/Information Circular dated May 28, 2012 (the “Proxy Circular”) distributed to the Company’s shareholders, wherein up to 10% of the current issued and outstanding Common Shares be reserved for issuance as options, be approved;

            2.         all outstanding options be rolled into the 2012 Plan; and

            3.         any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

If the Shareholders approve the 2012 Plan, the Current Plans will cease to exist (except as may be necessary to give effect to the prior awards), and those outstanding stock options which have been granted prior to the implementation of the 2012 Plan shall, for the purpose of calculating the number of stock options that may be granted under the 2012 Plan, be treated as options granted under the 2012 Plan.

If the resolution is not passed, the 2012 Plan will not become effective and the board of directors of the Company will be required to determine alternate means of compensation for certain of its directors, officers, consultants and/or employees.  Outstanding awards pursuant to the Current Plans will then continue to be honored by the Company.

If you complete and return the attached form of proxy, your representative at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the approval of the 2012 Plan unless you specifically direct that your vote be withheld.

The approval of the 2012 Plan under this Item 4 is considered a non-routine matter under NYSE rules and, if you hold your shares through a broker, your broker will not be able to vote your shares with respect to this proposal if you have not instructed your broker how to vote.

Item 5 – Continuation of and Amendment to the Shareholder Rights Plan Agreement
Current Shareholder Rights Plan Agreement
Introduction

The Company originally implemented a shareholder rights plan agreement on October 5, 1998, which was first approved by Shareholders in 1999. That shareholder rights plan agreement has been amended and/or restated from time to time since then, and was last ratified, confirmed and approved by the Company’s Shareholders on June 11, 2009 (the “2009 Rights Plan”).  The expiration date under the 2009 Rights Plan is June 30, 2012, absent of Shareholder approval of the 2012 Rights Plan Amendment described below.

The Board has now approved, subject to shareholder approval, the continuation of, and amendments to, the 2009 Rights Plan (the “2012 Rights Plan Amendment” which together with the 2009 Rights Plan may be referred to as the “Rights Plan”) to continue the outstanding rights granted under the predecessor shareholder rights plan agreement on the terms and conditions of the 2009 Rights Plan, as amended by the 2012 Rights Plan Amendment, and to reconfirm the continued issuance of the rights. A copy of the 2012 Rights Plan Amendment is set out in “Appendix B” to this Circular. Shareholders will be asked at the Meeting to vote on a resolution (the “Rights Plan Resolution”) to approve the adoption of the 2012 Rights Plan Amendment. The Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the 2009 Rights Plan) at the Meeting. The TSXV has taken the position that, regardless of a requirement in any shareholder rights plan that amendments to the plan be approved by a majority of Independent Shareholders, the TSXV will require that in addition to such approval by Independent Shareholders, the amendment must also be approved by a majority of all votes cast by all Shareholders (including Shareholders that are not Independent Shareholders). At the date of this Circular, the Company believes that all Shareholders are Independent Shareholders.

Neither the 2009 Rights Plan nor the 2012 Rights Plan Amendment was adopted or approved in response to or in anticipation of any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company. The 2009 Rights Plan, as amended by the 2012 Rights Plan Amendment, does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company and its shareholders, and to consider on that basis any bid made for the Company.

Key Changes Pursuant to the 2012 Rights Plan Amendment

The key changes to the 2009 Rights Plan pursuant to the 2012 Rights Plan Amendment are intended to extend the term of the plan and to allow the Company to issue a significant number of Common Shares to satisfy, in whole or in part, the Company’s prospective obligation on or about June 15, 2012 to repurchase all or a portion of the $102,347,000 aggregate principal amount of 5.50% convertible notes due on June 15, 2022. The number of Common Shares that may be issued to satisfy such notes, whether pursuant to the indenture governing the terms of the notes or otherwise by way of agreement with a note holder, cannot be determined at this time.

The term of the 2009 Rights Plan will be extended by the 2012 Rights Plan Amendment, which amends Section 1.1(bb) to read:

            “Expiration Time” shall mean 5:00 p.m. Toronto time on June 30, 2015 unless such time is extended for an additional three-year period pursuant to Section 5.15.”

Consistent with the extension of the term of the 2009 Rights Plan, the 2012 Rights Plan Amendment amends the first sentence of Section 5.15(b) to read:

            “At or prior to the annual meeting of shareholders of the Corporation in the year 2015, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying and reconfirming the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought desirable, approval.”

In May 2007, the Company issued $103,500,000 aggregate principal amount of 5.50% convertible notes due on June 15, 2022.  On June 15, 2012, Note holders have a one time option to require the Company to repurchase the Notes at a price equal to 100% of the principal amount of the Notes plus unpaid interest. The Company has previously disclosed that it may elect to satisfy its obligations to repurchase the outstanding Notes, in whole or in part, with cash or by delivering Common Shares. The Company may issue Common Shares to its Note holders pursuant to the indenture governing the terms of the Notes or, under certain circumstances and upon terms and conditions deemed advisable by the Company, pursuant to an alternative negotiated arrangement.

On May 17, 2012, the Company announced that it had reached an agreement in principle with its largest Note holders to restructure the Notes.  The Company subsequently entered into a Restructuring Agreement for the purpose of effecting, subject to Shareholder approval, the Proposed Restructuring, as described in Item 6 below.

If the Company elected to deliver Common Shares pursuant to the indenture governing the terms of the Notes in order to satisfy all or a part of the obligations payable under the Notes, the Company could issue and deliver to the Note holders on the repurchase date the number of Common Shares obtained by dividing the repurchase price, or such portion thereof payable in Common Shares, as the case may be, by 95% of the average of the daily volume weighted average price of the Common Shares for the ten consecutive trading days ending on the third trading day preceding the repurchase date. The issuance of a significant number of shares would likely result in significant dilution to Shareholders and a potential change of control of the Company which could result in the payment of severance compensation pursuant to change of control agreements with certain employees. Accordingly, the Company seeks to amend the 2009 Rights Plan to permit one or more of its current Note holders to receive Common Shares in satisfaction of all or a portion of the Notes, either under the terms of the indenture or the Restructuring Agreement, without triggering the 2009 Rights Plan, as amended.

The 2012 Rights Plan Amendment amends Section 1.1(a) in its entirety to read as follows:

(a)        “Acquiring Person” shall mean any Person who is the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

            (i)         the Corporation or any Subsidiary of the Corporation;

            (ii)        any Person who becomes the Beneficial Owner of 20 percent (20%) or more of the outstanding Voting Shares as a result of one or any combination of:

                        (A)       a Voting Share Reduction,

                        (B)       Permitted Bid Acquisitions,

                        (C)       an Exempt Acquisition,

                        (D)       a 2012 Restructuring Acquisition or

                        (D)       a Pro Rata Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a 2012 Restructuring Acquisition or a Pro Rata Acquisition and thereafter, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, such Person’s Beneficial Ownership of Voting Shares increases by more than 1 per cent (1%) of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, 2012 Restructuring Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

            (iii)       for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(g)(B) because such Person makes or announces a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

            (iv)       an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20 per cent (20%) or more of the Voting Shares in connection with a distribution to the public of securities of the Corporation; or

            (v)        a Grandfathered Person, provided, however, that if after 12:01 a.m. (Toronto time) on the Agreement Date such Person becomes the Beneficial Owner of an additional 1 per cent (1%) or more of the Voting Shares then outstanding (other than pursuant to any one or a combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, a 2012 Restructuring Acquisition or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

The 2012 Rights Plan Amendment adds new Section 1.1(hhh) in its entirety to read as follows:

(hhh)    “2012 Restructuring Acquisition” shall mean the acquisition by any Person of Voting Shares pursuant to the terms of the Subordinated Note Restructuring Agreement, dated as of May 25, 2012 by and among the Company, Steelhead Partners, LLC, West Face Capital Inc. and Greywolf Capital Management, LP (the “Restructuring Agreement”) and the transactions contemplated thereby, including but not limited to:

            (i)         the acquisition by such Person of Voting Shares solely by virtue of the exchange of the Notes (as defined in the Restructuring Agreement) for Voting Shares pursuant to the terms of the Restructuring Agreement;

            (ii)        the acquisition by such Person of Beneficial Ownership of Voting Shares solely by virtue of the acquisition of Amended Notes (as defined in the Restructuring Agreement) or Alternate Notes (as defined in the Restructuring Agreement) pursuant to the terms of the Restructuring Agreement;

            (iii)       the acquisition by such Person of Voting Shares solely by virtue of the issuance of Voting Shares by the Corporation to such Person upon the conversion of the Notes, the Amended Notes or the Alternate Notes into Voting Shares, in each case, in accordance with their respective terms;

            (iv)       the acquisition by such Person of Voting Shares solely by virtue of the redemption by the Corporation of the Notes in exchange for the issuance of Voting Shares by the Corporation to such Person in accordance with the terms of the Restructuring Agreement;

            (v)        the acquisition by such Person of Voting Shares solely by virtue of the redemption by the Corporation of the Amended Notes or the Alternate Notes in exchange for the issuance of Voting Shares to such Person, in each case, in accordance with their respective terms; and

            (vi)       the acquisition by such Person of Voting Shares solely by virtue of the acquisition of CVRs (as defined in the Restructuring Agreement) or the issuance of Voting Shares by the Corporation to such Person in accordance with the terms of the CVRs.

Objectives of the 2009 Rights Plan

The principal purpose of the 2009 Rights Plan, as amended by the 2012 Rights Plan Amendment, continues to be to encourage a bidder either to make a Permitted Bid (as defined in the Rights Plan) having terms and conditions designed to meet the objectives of the Rights Plan, or to negotiate the terms of the bid with the Board. If a bidder fails to do so and takes up Common Shares in a bid that is not a Permitted Bid, then holders of the rights would be entitled to exercise their rights to purchase additional Common Shares of the Company at a 50% discount to market. If the rights were exercised, this would result in a substantial dilution of the bidder’s holdings of Common Shares. The Company’s indenture governing the terms of its outstanding notes contemplate that Common Shares may be issued to satisfy all or a portion of the note obligation absent approval by the shareholders of the 2012 Rights Plan Amendment. The holders of Notes repurchased under the indenture could acquire ownership of a number of Common Shares that could result in a substantial dilution of any Common Shares owned by such note holder.

The 2009 Rights Plan, as amended by the 2012 Rights Plan Amendment, is intended to achieve its purpose by, among other things, addressing the following issues and concerns of the Company:

Time

Current Canadian securities law requires that a take-over bid remain open for acceptance for a minimum period of 35 days. The Board believes that 35 days may not be a sufficient amount of time to permit the Board and the shareholders to assess a bid and for the Board to take appropriate actions under the circumstances to maximize shareholder value, whether by negotiating with the bidder, soliciting competing bids or taking other actions determined by the Board to be appropriate. The Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the bidder publicly announces that more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. The Voting Shares include the Common Shares and any other shares of the Company that at the relevant time are entitled to vote for the election of the Company’s directors. Currently, the Common Shares are the only Voting Shares of the Company.

Pressure to Tender

A shareholder may feel pressure to tender to a take-over bid that the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which provides that no Voting Shares may be taken up and paid for under a bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered to the bid and not withdrawn.

The Rights Plan also requires a Permitted Bid to remain open for acceptance for a period of 10 business days following a public announcement that more than 50% of the outstanding Voting Shares have been deposited to the bid. The Company believes that this provision reduces the pressure on a shareholder to tender to a bid.

Unequal Treatment of Shareholders

Under current Canadian securities law, under certain circumstances, a bidder may obtain control or effective control of the Company without paying full value, without obtaining shareholder approval and without treating all of the shareholders equally. For example, a bidder could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, subject to certain limits, but not provide that premium to other shareholders of the Company. Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all bids to acquire 20% or more of the Company’s outstanding Voting Shares must be made to all Shareholders and must satisfy certain other conditions.

The Board should be able to establish a fair and equal bid process

The Board believes that a person should not be permitted to make a take-over bid for the Company at a time when that person possesses confidential information regarding the Company but has not entered into a confidentiality agreement containing a standstill provision with the Company. Without such an agreement it would be difficult for the Board to encourage or seek out alternative transactions to enhance shareholder value because other potential bidders would possess only the information regarding the Company contained in the public record or would be subject to the type of confidentiality agreement and standstill provisions that are customarily signed by potential bidders in connection with an auction process. Those other potential bidders would likely believe that they were at a disadvantage to the bidder that was able to determine a bid price on the basis of confidential information not available to other potential bidders. For this reason, the Board has included in the definition of Permitted Bid a requirement that the bid not be made by parties in possession of confidential information unless they and the Company have entered into a confidentiality agreement containing a standstill provision within the three months prior to the commencement of the bid.

Effect of the 2009 Rights Plan, as amended by the 2012 Rights Plan Amendment

It is not the intention of the Board to entrench itself or avoid a bid for control that is fair and in the best interests of shareholders. For example, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of whether it is acceptable to the Board. In addition, even if a bid does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders. Generally, Canadian securities regulators will consider whether to permit the board of directors of a company confronted with an unsolicited take-over bid to maintain a shareholder rights plan indefinitely in order to keep a bid from the shareholders. In certain situations, Canadian securities regulators have deferred to the judgment of a board of directors with respect to the length of time a rights plan remains in place.  In the event of an unsolicited take-over bid that is not a Permitted Bid, the Board believes that the provisions of the Rights Plan will provide the Board with additional time to evaluate the bid and to explore and develop alternatives to maximize shareholder value, to provide for equal treatment of all shareholders and lessen the pressure on a shareholder to tender to a bid.

Confirmation by Shareholders

If the Rights Plan Resolution is approved at the Meeting, the Company and Computershare Investor Services Inc. (the “Rights Agent”) will enter into the 2012 Rights Plan Amendment to take effect at the end of the Meeting and the Rights Plan will be extended with a maximum term of three years unless renewed by Shareholders. If the Rights Plan Resolution is not approved at the Meeting, the expiration date under the 2009 Rights Plan is June 30, 2012, absent of Shareholder approval of the 2012 Right Plan Amendment; the proposed 2012 Rights Plan Amendment will never become effective and the Company will no longer have any form of shareholder rights plan after June 30, 2012 unless a plan is approved by the Shareholders in the future.

The Board reserves the right to alter any terms of or not to proceed with the continuation of the 2009 Rights Plan or the approval of the 2012 Rights Plan Amendment at any time prior to the Meeting in the event that the Board determines, in light of subsequent developments, that to do so would be in the best interests of the Company. The complete text of the form of 2012 Rights Plan Amendment is appended to this Circular as “Appendix B.” The complete text of the 2012 Rights Plan Amendment is also available upon request. Shareholders wishing to receive a copy of the 2012 Rights Plan Amendment should submit their request by telephone, (509) 623-1500, by facsimile, (509) 623-1634, by e-mail, www.info@goldreserveinc.com, or by mail to 926 W. Sprague, Suite 200, Spokane, WA 99201, USA, Attention: Mary E. Smith.

Recommendation of the Board

The Board has concluded that the original reasons for the adoption of a rights plan continue to exist and the continuation of the Company’s Rights Plan under the terms of the 2009 Rights Plan, as amended by the 2012 Rights Plan Amendment, is in the best interests of the Company. Accordingly, the Board unanimously recommends that the Shareholders ratify, reconfirm and re-approve the continuance of the 2009 Rights Plan and approve the 2012 Rights Plan Amendment by voting FOR the Rights Plan Resolution at the Meeting. Unless instructed otherwise, management nominees named in our Form of Proxy will vote FOR  the Rights Plan Resolution.

Proposed Continuance of 2009 Shareholder Rights Plan Agreement and Approval of the First Amendment to Shareholder Rights Plan Agreement

Subject to Shareholder ratification, confirmation and approval at the Meeting, the Board of Directors of the Company has authorized the continuance of the 2009 Rights Plan and the approval of the  2012 Rights Plan Amendment on the terms set out in the form appended to this Circular as “Appendix B.” If the proposed Rights Plan Resolution is passed, the Company expects that it and the Rights Agent will enter into the 2012 Rights Plan Amendment shortly after the Meeting.

The following Rights Plan Resolution in respect of the ratification, confirmation and approval of the continuance of the 2009 Rights Plan and the approval of the 2012 Rights Plan Amendment will be proposed at the Meeting:

“Resolved, that:

1.         the Amended and Restated Shareholder Rights Plan Agreement and the rights plan contained therein originally dated October 5, 1998 and last amended and restated by vote of the Shareholders on June 11, 2009, be ratified, reconfirmed and re-approved until June 30, 2015, and further amended by the First Amendment to Shareholder Rights Plan Agreement in the form attached as Appendix “B” to the  Proxy Statement/Information Circular dated May 28, 2012 (the “Proxy Circular”) distributed to the Company’s shareholders; and

2.         any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution; and

3.         the actions of the directors and officers of the Company in executing the 2012 Rights Plan Amendment be, and, hereby are, ratified, confirmed, approved and authorized.”

In order for the 2009 Rights Plan to be continued and the 2012 Rights Plan Amendment to be approved, the Rights Plan Resolution must be passed by the affirmative vote of a majority of the votes cast on the resolution by Independent Shareholders, as defined in the 2009 Rights Plan. The TSX Venture Exchange has taken the position that, regardless of a requirement in any shareholder rights plan that amendments to the plan be approved by a majority of Independent Shareholders, the TSX Venture Exchange will require that in addition to such approval by Independent Shareholders, the amendment must also be approved by a majority of all votes cast by all Shareholders.

If you complete and return the attached form of proxy, your representative at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the continuation of and amendment to the 2009 Shareholder Rights Plan Agreement unless you specifically direct that your vote be withheld.

The continuance of the 2009 Rights Plan and the approval of the First Amendment to Shareholder Rights Plan Agreement are considered non-routine matters under NYSE rules and, if you hold your shares through a broker, your broker will not be able to vote your shares with respect to this proposal if you have not instructed your broker how to vote.

Item 6 – Approval of the proposed restructuring of the Company’s outstanding 5.50% senior subordinated convertible notes pursuant to the Restructuring Agreement attached as “Appendix C” to this Circular

The Company has agreed with holders identified below (the “Large Noteholders”) of approximately 87.8% of the Company’s outstanding 5.50% senior subordinated convertible notes (“Notes”) to refinance the Notes pursuant to the terms of a Restructuring Agreement dated May 25, 2012 (the “Restructuring Agreement”). The Notes were issued pursuant to an Indenture (the “Indenture”), dated May 18, 2007, by and between the Company and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein. As of May 25, 2012, there was $102,347,000.00 aggregate principal amount of Notes outstanding.

The Notes will be restructured in one of two ways:  (1) if the Shareholders approve the proposed restructuring, as recommended by the Board and management, then the Notes will be restructured as provided below under “Proposed Restructuring”; and (2) if the Company’s shareholders do not approve the Proposed Restructuring, the Notes will be restructured as provided below under “Alternate Transaction.”  The Proposed Restructuring is subject to Shareholder approval and subject to such consents as may be required under the Indenture (defined below) and, if approved, will allow the Company to redeem and restructure its Notes with a combination of cash, common shares, new terms for the remaining balance of the Notes and a Contingent Value Right, each as further described below.

In fulfillment of its obligations under the Indenture, the Company announced on May 17, 2012 that it would repurchase all Notes validly surrendered for repurchase and not withdrawn at a repurchase price of 100% of the principal amount of Notes, plus any accrued and unpaid interest to, pursuant to a Right of Repurchase provided in the Indenture. The Large Noteholders agreed pursuant to the Restructuring Agreement to surrender a specified percentage of their Notes as follows:

•         Steelhead Navigator Master, L.P. will put 5% of its Notes to the Company for cash pursuant to the terms of the Indenture. The remaining 95% of its Notes (in the approximate amount of $54.123 million) will be restructured as set forth below.

•         Funds managed by Greywolf Capital Management LP will put 50% of its Notes to the Company for cash pursuant to the terms of the Indenture. The remaining 50% of its Notes (in the approximate amount of $9.836 million) will be restructured as set forth below.

•         All Notes owned by funds managed by West Face Capital Inc. (in the approximate amount of $13.229 million) will be restructured as set forth below.

Proposed Restructuring

Under the terms of the Proposed Restructuring, the Notes of the Large Noteholders that are not put to the Company for cash will be modified upon the following terms for each $1,000 in principal amount, plus any accrued and unpaid interest on the Notes through the date on which the Restructuring is consummated (the “Closing Date”).

•         $700 principal amount of Notes that are not put to the Company shall be exchanged for (i) USD $200.00 in cash, (ii) 147.06 Common Shares, and (iii) a pro rata portion of the aggregate 5% Contingent Value Right payable in respect of all Subject Notes; and

•         $300 principal of Notes that are not put to the Company shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture (or other Amended Note Documentation, as defined in the Restructuring Agreement) as follows:

o        the maturity date will be June 29, 2014;

o        the Conversion Rate will be increased from 132.6260 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $7.54) to 250 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $4.00);

o        the Holder may convert its Modified Notes to shares of Common Stock at the Conversion Price at any time after the date Closing Date upon 3 days prior written notice to the Company;

o        the Company shall have a mandatory obligation to redeem the Modified Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of a settlement or award with respect to its pending arbitration proceedings related to Venezuela’s expropriation of the Brisas Project  (any such settlement or award, the “Arbitration Award”) or (ii) the Company’s receipt of proceeds from sale or other disposition of its mining data (the “Mining Data Sale”), in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full);

o        the Company may redeem the Modified Notes, in whole or in part upon 20 days’ notice to the Large Noteholders, for shares of Common Stock at the conversion price plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days (and, for the avoidance of doubt with respect to the Modified Notes, this provision shall override the provision in the Indenture that permits the Company to redeem the Notes at any time after June 16, 2012); and

o        unless previously converted by the Large Holder, or redeemed by the Company, the Company may satisfy the Notes, at maturity, by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

Each Large Noteholder will be entitled to a contingent value right (“CVR”) that will entitle the Large Noteholders to receive, net of certain deductions, a pro rata portion of and aggregate amount of 5% of the proceeds actually received by the Company with respect to (i) the Arbitration Award and (ii) the Mining Data Sale, net of certain deductions.  The Large Noteholders will be eligible to participate pro rata in the 5% CVR. The proceeds received by the Company in which the Large Noteholders will participate through the CVR may be cash, commodities, bonds, shares or any other consideration received by the Company as a result of the Arbitration Award or the Mining Data Sale.  If such proceeds are other than cash, the Large Noteholders shall receive their pro rata share of 5% of such non-cash proceeds, net of any required deductions (e.g., for taxes) based upon the fair market value of such non-cash proceeds.  For purposes of the foregoing, each Holder’s pro rata share of the CVR shall be based on the amount of such Holder’s Notes that are amended.

The Company anticipates that all Holders other than the Large Noteholders (the “Other Noteholders”) will be given the opportunity to participate in the Proposed Restructuring on the same basis as the Large Noteholders, once the terms have been finalized and notice given to the Other Holders of the terms and conditions of participation.

The CVR will be increased proportionately for any Other Holders that elect to participate in the Alternative Election and the CVR amounts will be shared pro rata with holders of the Notes who participate in the Restructuring Transaction based on the principal amount of Notes delivered to the Company by all participating holders of Notes.

Alternate Transaction

If the Shareholders do not approve the Proposed Restructuring, and the transactions contemplated thereby, the following changes will be made with respect to the Notes or the Notes will be exchanged for new notes which have terms substantially similar to the Notes, with the changes listed below (collectively referred to as “Alternate Transaction”).  For the avoidance of doubt, all Other Holders that elect to participate in the Note Restructuring will receive the same treatment automatically.

•         the Repurchase Date (as defined in the Indenture) will be deferred for 90 days (to Friday, September 14, 2012);

•         the price of the common shares to be used  in calculating the number of common shares to be delivered upon exercise of the Repurchase Put Right (as defined in the Indenture) will have a floor price of $3.61 and a ceiling price of $4.00;

•         the Conversion Rate will be increased from 132.6260 shares of Common Stock per $1,000 principal amount of Notes (equivalent to a Conversion Price of $7.54) to 250 shares of Common Stock per $1,000 principal amount of Notes (equivalent to a conversion price of $4.00 per share);

•         subject to the mandatory redemption obligation specified immediately below, the Company will not exercise its redemption rights before September 14, 2014;

•         the Company shall redeem the Notes then outstanding, in whole or in part (on a pro-rata basis), for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of the Arbitration Award or (ii) the Company’s receipt of proceeds from the Mining Data Sale, in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full); and

•         the Company will provide a first priority blanket lien on all of the Company’s mining data to secure the Company’s obligations under the Notes and the Company shall deliver such instruments and agreements on the date of close as the Large Noteholders may reasonably require to memorialize and perfect the first-priority security interest in all of the Company’s mining data.

If Shareholder approval is obtained on or prior to June 27, 2012, then, subject to the satisfaction or waiver of the other conditions set forth in the Restructuring Agreement, the Company anticipates closing on June 29, 2012.  If Shareholder Approval is not obtained by June 27, 2012, then, subject to certain exceptions, the Alternate Transaction shall be consummated on June 29, 2012.  If Shareholder approval is obtained after the June 27, 2012, but prior to July 31, 2012, then, the closing of the Proposed Restructuring shall occur on the earlier of (i) two Business Days following the date of such Shareholder approval or (ii) July 31, 2012. The failure of the Company to hold the meeting at which it seeks Shareholder approval on or prior to June 27, 2012 shall be a breach of the Restructuring Agreement and the Company shall pay to each Large Holder such Holder’s pro rata portion of  $125,000, multiplied by  the number of Business Days from the fifth Business Day following June 27, 2012 through the date on which the meeting is held at which Shareholder approval is sought.

If a meeting of Shareholders has been held at which approval of the Proposed Restructuring has been sought as provided herein but such meeting has not been held on or prior to June 27, 2012, and Shareholder approval is not obtained at such meeting, then, the Company shall close on the Alternate Transaction on the earlier of (x) two Business Days following the date of such meeting or (y) July 31, 2012. The failure of the Company to hold the meeting at which it seeks Shareholder approval on or prior to June 27, 2012 shall be a breach of the Restructuring Agreement and the Company shall pay to each Large Holder such Holder’s pro rata portion of  $125,000, multiplied by  the number of Business Days from the fifth Business Day following June 27, 2012 through the date on which the meeting is held at which Shareholder approval is sought.

If the Alternate Transaction closing has not occurred by August 15, 2012, for any reason, each Large Holder (and each Other Holder, as applicable) may elect to have the Company redeem any or all of the Notes held by it on such date in accordance with the terms of the Indenture by providing written notice of such election within 30 days of August 15, 2012.

The failure of the Company to obtain Shareholder approval of the Restructuring Agreement, and the transactions contemplated thereby, would have adverse consequences to the Company, including the following:

  The Large Noteholders will retain the right to put their Notes to the Company, which has the option to pay for the Notes with its Common Shares;
  Shareholders would be subject to dilution because the Company would not satisfy 20% of the Large Holder’s Notes for cash in an Alternate Transaction; and
  The limited waivers executed by the Company’s executive management and directors would not apply to the Alternate Transaction, thereby resulting in substantial change in control payments.

The foregoing summary is qualified in its entirety by the Restructuring Agreement, a copy of which is attached as “Appendix C” to this Circular.

Support of Proposed Restructuring; Waiver of Certain Change of Control Rights in Connection with Proposed Restructuring

Members of management and the directors have agreed to support the transactions contemplated by the Restructuring Agreement and have agreed to limited waivers of their rights under their respective change in control agreements with respect to the Proposed Restructuring. In consideration for such waivers, the Company has agreed to pay an aggregate amount of $337,850 to those directors and employees who agree to execute limited waivers. Each individual salaried employee will be paid an amount of cash equal to 25% of his or her annual salary, Mr. Coleman will be paid $25,000, Mr. Geyer will be paid $20,000; however, Messrs. Potvin, McChesney and Mikkelsen agreed to forgo an immediate cash payment by accepting a participation of up to 2% of the pool established under the Bonus Plan described below under 2012 Bonus Pool Plan.

Recommendation of the Board

The Board has concluded that the approval of the Proposed Restructuring, as set forth in the Restructuring Agreement, and consummation of the transactions described therein, is in the best interests of the Company. Accordingly, the Board unanimously recommends that the Shareholders confirm and approve the Proposed Restructuring, as set forth in the Restructuring Agreement, and consummation of the transactions contemplated thereby. Unless instructed otherwise, management nominees named in our Form of Proxy will vote FOR  the Proposed Restructuring, as set forth in the Restructuring Agreement, and consummation of the transactions contemplated thereby.

Proposed Approval of the Proposed Restructuring as set forth in the Restructuring Agreement and consummation of the transactions contemplated thereby

The following Proposed Restructuring Resolution in respect of the confirmation and approval of the Proposed Restructuring, as set forth in the Restructuring Agreement, and consummation of the transactions contemplated thereby, will be proposed at the Meeting:

“Resolved, that:

1.         the Proposed Restructuring, as set forth in the Restructuring Agreement dated May 25, 2012  in the form attached as Appendix “C” to the  Proxy Statement/Information Circular dated May 28, 2012 (the “Proxy Circular”) distributed to the Company’s shareholders, and the consummation of the transactions contemplated thereby, be confirmed and approved; and

2.         any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution; and

3.         the actions of the directors and officers of the Company in executing the Restructuring Agreement in the form attached as Appendix “C” to the Proxy Circular be, and, hereby are, ratified, confirmed, approved and authorized.”

Steelhead Navigator Master, L.P., one of the Large Noteholders is an affiliate of Steelhead Partners LLC (“Steelhead”), which beneficially owns more than 10% of the outstanding Common Shares.  Additionally, West Face beneficially owns more than 10% of the outstanding Shares.  The rules of the TSX Venture Exchange require the Restructuring Agreement be approved by a majority of disinterested Shareholders.

Accordingly, in order for the Proposed Restructuring set forth in the Restructuring Agreement, and consummation of the transactions contemplated thereby, to be approved, the Proposed Restructuring Resolution must be passed by the affirmative vote of a majority of the votes cast on the resolution by Shareholders other than Steelhead and West Face.

If you complete and return the attached form of proxy, your representative at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the confirmation and approval of Proposed Restructuring Resolution unless you specifically direct that your vote be withheld.

The approval of the Proposed Restructuring Resolution, and the transactions contemplated thereby, are considered non-routine matters under NYSE rules and, if you hold your shares through a broker, your broker will not be able to vote your shares with respect to this proposal if you have not instructed your broker how to vote.

Code of Conduct and Ethics

The Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics which can be found at www.goldreserveinc.com  under Investor Relations – Corporate Governance and is available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Inc., 926 W. Sprague Ave. Suite 200, Spokane, WA  99201, Attn:  Investor Relations.

eXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee

The Company’s compensation program was administered during 2011, and has and will continue to be administered in 2012, by the Compensation Committee of the Board (the “Compensation Committee”), composed of Mr. Mikkelsen, Mr. Potvin and Mr. McChesney.  The Compensation Committee met four times during 2011.  While serving on the Compensation Committee, each of the members attended all four meetings.  All of the members of the Compensation Committee have had direct experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies and matters of executive compensation. In addition, each member of the Compensation Committee keeps abreast on a regular basis of trends and developments affecting executive compensation.

The Board had determined that each member of the Compensation Committee satisfied the definition of “independent director” as established in the NYSE Amex listing standards and SEC rules. The Compensation Committee currently has no written charter.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of the Chief Executive Officer, the Chief Financial Officer and each of the next three most highly compensated executive officers (collectively, the “Named Executive Officers”). The Compensation Committee approves the cash and equity-based compensation of the Named Executive Officers and submits such approvals to the full Board for ratification.  The Compensation Committee also reviews the Company’s compensation plans, policies and programs and other specific compensation arrangements to assess whether they meet the Company’s risk profile and to ensure they do not encourage excessive risk taking on the part of the recipient of such compensation.  The Board has complete discretion over the amount and composition of each Named Executive Officer’s compensation.  Compensation matters relating to the directors were administered by the full Board. Compensation matters relating to each Named Executive Officer that is a member of the Board were administered by the Compensation Committee.

The Company does not anticipate making any significant changes to its compensation policies and practices in 2012 other than as disclosed in the Company’s Circular prepared with respect to its 2012 annual and special meeting.

Compensation Program Philosophy

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation.

The following objectives are considered in setting the compensation programs for the Named Executive Officers:

•                     Set compensation and incentive levels that reflect competitive market practices for similar experience and similar size companies; and

•                     Encourage stock holdings to align the interests of the Named Executive Officers with those of Shareholders.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

There is currently no policy requiring officer or director ownership of shares of the Company.

The Compensation Committee has considered the risk implications of the Company’s compensation policies and practices and has concluded that there is no appreciable risk associated with such policies and practices as such policies and practices do not have the potential of encouraging an executive officer or other applicable individual to take on any undue risk or to otherwise expose the Company to inappropriate or excessive risks. Furthermore, although the Company does not have in place any specific prohibitions preventing a Named Executive Officer or a director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of options or other equity securities of the Company granted in compensation or held directly or indirectly, by the Named Executive Officer or director, the Company is unaware of the purchase of any such financial instruments by any Named Executive Officer or director.

During 2011, the Company did not retain a compensation consultant or advisor to assist the Board or Compensation Committee in determining compensation for the Company’s executive officers and directors.

Compensation Elements and Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of the Company’s compensation objectives noted above, the Company’s executive compensation philosophy includes the following two principles.

Compensation levels should be competitive

A competitive compensation program is vital to the Company’s ability to attract and retain qualified senior executives. The Company regularly assesses peer group data to ensure that the compensation program is competitive.

Incentive compensation should balance short and long-term performance

To reinforce the importance of balancing strong short-term annual results and long-term viability and success, Named Executive Officers may receive both short and long-term incentives. Short-term incentives focus on the achievement of certain objectives for the upcoming year, while stock options and restricted stock awards create a focus on share price appreciation over the long term.

Compensation Benchmarking

The Company in the past established base salaries by using an extensive internal survey of base salaries paid to officers of mining companies with similar experience, similar size mining projects, small to medium size producing companies and other development stage mining companies with large mining projects.  The companies considered in our internal survey were:

Copper Mountain Mining Corporation	Gabriel Resources Ltd.
Mines Management, Inc.	NovaGold Resources Inc.
Coeur d’Alene Mines Corporation	Crystallex International Corporation
Hecla Mining Company	Rusoro Mining Ltd.
Revett Minerals Inc.

All of the participants of the internally generated survey are listed on the NYSE Amex, the Toronto Stock Exchange or TSXV.  The Company believes that the survey is a very good representation of average salaries paid to officers of comparable mining companies and a good basis on which to make comparisons to the Company.  The data was obtained from publicly available information.

Components of Executive Compensation

The components of executive compensation are as follows:

Base Salary.  The administration of the program requires the Compensation Committee to review annually the base salary of each Named Executive Officer of the Company and to consider various factors, including individual performance, experience, length of time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of options and/or restricted stock awards to executives and selected employees. These grants are to motivate the executives and selected employees to achieve goals that are consistent with the Company’s business strategies, to create Shareholder value and to attract and retain skilled and talented executives and employees. These factors are considered subjectively and none are accorded a specific weight when granting awards. In addition, the Compensation Committee annually determines the contribution to the KSOP Plan for allocation to individual participants.  Participation in and contributions to the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan.  See “Incentive Plan Awards – KSOP Plan”.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend to the Board for ratification the compensation package for the Chief Executive Officer based on the same factors listed above that are used in determining the base salaries for the other Named Executive Officers.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s Chief Executive Officer, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived.

The determination of the Chief Executive Officer’s compensation in 2011 was based on an internal survey of other companies previously listed, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities.

Other Named Executive Officers’ Compensation

In determining the compensation of the other Named Executive Officers, the compensation during 2011 was also based on an internal survey of other companies, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities.  Generally, the Compensation Committee considers prior compensation and equity grants when considering current compensation.

Change of Control Agreements

The Company maintains Change of Control Agreements with each of the Named Executive Officers which were implemented by the Board to induce the Named Executive Officers to remain with the Company and continue their involvement in the then ongoing development of the Brisas project and more recently, resolution of the investment dispute with Venezuela and the pursuit of new corporate opportunities. A “Change of Control” means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. Change of Control benefits become payable under the terms of the Change of Control agreements if, within 12 months following a Change of Control, the employee’s employment is terminated by the Company or the surviving or successor entity without cause or the employee voluntarily terminates his/her employment for reasons specified under the respective Change of Control Agreement. Such reasons include a substantial alteration in the nature or status of employment responsibilities or a reduction in compensation or benefits.

The Board believes these individuals’ familiarity and long-standing involvement with the Brisas project are important assets to the Company and their continued employment is important to resolve the dispute with Venezuela. The Board believes that the loss of their continued services could have a detrimental impact on the successful outcome of the arbitration, the potential settlement of the dispute with Venezuela, and the successful sale of assets associated with the Brisas Project.

See “Termination and Change of Control Benefits”.

SUMMARY COMPENSATION TABLE

The amount related to Share Awards and Option Awards does not necessarily represent the value of the shares when vesting occurs, the value of the options when exercised, or value the employee may realize from the sale of the shares.

Name and Principal Position		Salary $	Cash Bonus $	Share Awards (1)		Option Awards (2)		All Other Compensation (3) $	Total Compensation $
				#	$	#	$
Rockne J. Timm Chief Executive Officer	2011	300,000	17,885	-	-	480,000	669,023	32,499	1,019,407
	2010	300,000	-	100,000	181,000	-	-	24,500	505,500
	2009	300,000	64,643	66,000	49,500	66,000	38,991	7,350	460,484
Robert A. McGuinness Vice President Finance and CFO	2011	180,000	6,923	-	-	190,000	264,821	32,499	484,243
	2010	180,000	-	70,000	126,700	-	-	24,500	331,200
	2009	180,000	38,861	45,000	33,750	45,000	26,585	7,350	286,546
A. Douglas Belanger President	2011	270,000	19,212	-	-	455,000	634,178	32,499	955,889
	2010	270,000	-	95,000	171,950	-	-	24,500	466,450
	2009	270,000	58,179	65,000	48,750	65,000	38,400	7,350	422,679
Douglas E. Stewart Vice President – Project Development (4)	2011	106,250	25,827	-	-	168,000	234,158	5,821	372,056
	2010	170,000	-	70,000	126,700	-	-	24,500	321,200
	2009	170,000	25,932	40,000	30,000	40,000	23,631	7,350	256,913
Mary E. Smith Vice President Administration and Secretary	2011	119,000	3,433	-	-	168,000	234,158	32,499	389,090
	2010	119,000	-	60,000	108,600	-	-	19,726	247,326
	2009	119,000	22,054	45,000	33,750	45,000	26,585	5,486	206,875

(1)     For Share Awards, the number represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  No Share Awards were granted to Named Executive Officers during 2011.

(2)     For Option Awards, the number represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  The weighted average grant date fair value of options granted in 2011 was calculated at $1.23.  For a description of the assumptions used in valuing the awards granted in 2011 and 2009, please see Note 9 to the Consolidated Financial Statements in the Company’s Annual Report for the year ended December 31, 2011.

(3)     Represents the Company’s contribution in the form of cash and stock allocated to the KSOP Plan.

(4)     Mr. Stewart resigned his position of Vice President Project Development effective August 15, 2011.

GRANTS OF PLAN-BASED AWARDS

Outstanding Share Awards and Option Awards

The following table sets forth information concerning each plan-based award granted for the fiscal year ended December 31, 2011 to the Named Executive Officers. See Option Exercises and Stock Vested – Equity Incentive Plan.  No shares of restricted stock were granted to Named Executive Officers during 2011.

Name	Grant Date	Award Granted	All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/Sh) (2)	Full Grant Date Fair Value\ ($) (3)
Rockne J. Timm Chief Executive Officer	1/3/2011	Stock Options	480,000	1.82	669,023
Robert A. McGuinness Vice President Finance and CFO	1/3/2011	Stock Options	190,000	1.82	264,821
A. Douglas Belanger President	1/3/2011	Stock Options	455,000	1.82	634,178
Douglas E. Stewart Former Vice President – Project Development	1/3/2011	Stock Options	168,000	1.82	234,158
Mary E. Smith Vice President Administration and Secretary	1/3/2011	Stock Options	168,000	1.82	234,158

(1)           Stock options were awarded pursuant to the Equity Incentive Plan. The options vest in increments of 25% each on January 3, 2011, December 1, 2011, December 1, 2012, and December 1, 2013.

(2)           The exercise price is based on the volume weighted average price on the Principal market (NYSE-Amex) for the five trading days immediately preceding the grant date.

(3)           For Full Grant Date Fair Value, the number represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  The weighted average grant date fair value of options granted in 2011 was calculated at $1.23.

            OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares granted to the Named Executive Officers as of December 31, 2011:

	Option Awards
Name	Grant Date	Number of securities Underlying Unexercised Options (#) Exercisable	Number of securities Underlying Unexercised Options (#) Un-exercisable	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options ($) (1)
Rockne J. Timm Chief Executive Officer	12/5/2008	245,000	-	0.29	12/5/2013	614,950
	3/18/2009	66,000	-	0.73	3/18/2014	136,620
	1/3/2011	240,000	240,000	1.82	1/3/2016	470,400
Total		551,000	240,000			1,221,970

Robert A. McGuinness Vice President Finance and CFO	12/5/2008	81,668	-	0.29	12/5/2013	204,987
	3/18/2009	45,000	-	0.73	3/18/2014	93,150
	1/3/2011	95,000	95,000	1.82	1/3/2016	186,200
Total		221,668	95,000			484,337

A. Douglas Belanger President	12/5/2008	213,336	-	0.29	12/5/2013	535,473
	3/18/2009	65,000	-	0.73	3/18/2014	134,550
	1/3/2011	227,500	227,500	1.82	1/3/2016	445,900
Total		505,836	227,500			1,115,923

Mary E. Smith Vice President Administration and Secretary	12/5/2008	65,000	-	0.29	12/5/2013	163,150
	3/18/2009	45,000	-	0.73	3/18/2014	93,150
	1/3/2011	84,000	84,000	1.82	1/3/2016	164,640
Total		194,000	84,000			420,940

(1)     The “Market Value of Unexercised Options Exercisable” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2011, the closing price of the Class A Shares on the NYSE Amex was $2.80.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding the vesting of previously granted restricted stock and stock options exercised by the Named Executive Officers during 2011.

	Option Awards		Stock Awards (1)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Rockne J. Timm Chief Executive Officer	-	-	100,000	236,500
Robert A. McGuinness Vice President Finance and CFO	-	-	70,000	165,550
A. Douglas Belanger President	-	-	95,000	224,675
Douglas E. Stewart Former Vice President – Project Development	105,334	165,675	50,000	102,300
Mary E. Smith Vice President Administration and Secretary	-	-	60,000	141,900

(1)           The shares of restricted stock for Mr. Stewart vested on May 1, 2011 and November 1, 2011.  For Messrs. Timm, McGuinness and Belanger and Ms. Smith, the shares vested on June 1, 2011 and December 7, 2011.  The value was calculated by multiplying the total number of restricted shares vesting times the closing price of the shares on the NYSE Amex on those dates.

Equity Incentive Plans

The Company presently has two equity incentive plans, the 1997 Equity Incentive Plan and the 2008 Venezuelan Equity Incentive Plan, which are described under Item 4 – Approval of the Company’s 2012 Equity Incentive Plan.

KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a KSOP Plan for the benefit of eligible employees.  The KSOP Plan consists of two components– a salary reduction component (401(k)) and stock ownership component (ESOP).  Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2012 to $17,000 ($22,500 limit for participants who are 50 or more years of age, or who turn 50 during 2012).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board and allocations are made in the form of Class A Shares or by cash.  The number of Class A Shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board and dividing that number by the average price of the Class A Shares remaining in the KSOP Plan for distribution.  Employer contributions do not represent pension compensation. The employer contributions are disclosed under “Executive Compensation – Summary Compensation Tables”, under the column “All Other Compensation – KSOP Contributions”.  All contributions, once made to the individual’s account under the KSOP Plan, are thereafter self-directed.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2012) to a maximum of $50,000 ($55,500 limit for participants who are 50 or more years of age or who turn 50 during 2012).  The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements.  For KSOP Plan year 2012 the Company has adopted a “Safe Harbor” contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59 and six months, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

Allocated contributions to eligible KSOP Plan participants (11 participants for 2011) for plan years 2011, 2010, and 2009 were $237,919, $175,174, and $57,292, respectively.  Contributions were made in the form of cash for 2009 and 2010 and a combination of cash and stock for 2011.  As of December 31, 2011, no Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants.

Retention Units

The Company presently has a Director and Employee Retention Plan (the “Retention Plan”) for the primary purposes of: (1) attracting and retaining directors, management and personnel with the training, experiences, and ability to enable them to make a substantial contribution to the success of the business of the Company, (2) to motivate participants by means of growth-related incentives to achieve long range goals, (3) to further the identity of interests of participants with those of the Company’s shareholders through equity-based incentive opportunities and (4) to allow each participant to share in the value of the Company following the grant of retention units.

Under the Retention Plan, the Board or a committee thereof may grant retention units (the “Units”) to directors and certain key employees of the Company or its subsidiaries.  Individuals become eligible to participate if the Board or a committee thereof determines that the individual can assist the Company in achieving corporate milestones, influence the growth of the Company, or that the individual’s performance warrants further incentive or reward.  Current participants in the Retention Plan include all directors, officers, and certain other employees, all of whom have signed award agreements.

The current vesting of the Units is based upon the occurrence of certain major corporate milestones: 50% upon successfully financing the Brisas project and 50% upon placing the Brisas project into production.  The Units also become fully vested and payable upon a change of control. The Board has considered, but has not yet acted upon, alternative vesting provisions for the Units to more adequately reflect the current business objectives of the Company.

Subject to a vesting provision, each Unit granted to participating directors and employees entitles such persons to receive a cash payment equal to the fair market value of one Class A Share (a) on the date the Unit was granted or (b) on the date any such participant becomes entitled to payment, whichever is greater.

No Units were granted to directors, executive officers, or employees in 2011.  Upon Mr. Stewart’s resignation as Vice President - Project Development, 150,000 Units previously granted to Mr. Stewart under the Retention Plan were forfeited.  As of December 31, 2011, an aggregate of 1,457,500 unvested Units have been granted to directors and executive officers; 315,000 Units have been granted to other employees.  The aggregate value of the outstanding awards as of December 31, 2011 was $7,694,200.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written employment agreements between the Company and the Named Executive Officers.

The Company maintains Change of Control Agreements with each of the Named Executive Officers, which were implemented by the Board to induce the Named Executive Officers to remain with the Company in the event of a change of control. The Board believes these individuals’ familiarity and long-standing involvement with the Brisas project are important assets to the Company and their continued employment is important to resolve the dispute with Venezuela. The Board believes that the loss of their continued services could have a detrimental impact on the successful outcome of the arbitration, potential settlement of the dispute, and the successful sale of assets associated with the Brisas Project.

Existing Change of Control Arrangements with Executive Officers

Beginning in 2003, the Company entered into Change of Control Agreements with each of the Named Executive Officers and three other employees. Other than as disclosed herein, no other executive officers, directors or affiliates of the Company have Change of Control Agreements with the Company.

A Change of Control means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially  all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control.

Pursuant to the Change of Control Agreements, in the event of a Change of Control each participant is entitled to, among other things, continue employment with the Company and, if the participant's employment is terminated within 12 months following the Change of Control for any reason other than termination by the Company for cause, such participant will be entitled to receive, among other things:

•         An amount equal to 24 times his or her monthly salary (36 times for Mr. Timm and Mr. Belanger), determined as of the date immediately prior to termination or the Change of Control, whichever is greater (the Change of Control time period of 24 months compared to 36 months is based primarily on seniority of position and responsibility and length of service with the Company);

•         An amount equal to two years of the Company’s KSOP contributions (based upon the maximum allowable allocation pursuant to applicable law and the participant's annual salary immediately prior to his or her termination date or the Change of Control, whichever is greater);

•         An amount equal to the aggregate of all bonuses received during the 12 months prior to his or her termination date, plus any amounts required to be paid in connection with unpaid vacation time;

•         A payment equal to two times the monthly premium for maintenance of health, life, accidental death and dismemberment, and long term disability insurance benefits for a period of 36 months;

•         Cause all equity awards or equity-based awards (including options and restricted shares) granted to the participant to become fully vested and unrestricted;

•         At the election of the participant, the buy-out of the cash value of any unexercised options based upon the amount by which the weighted average trading price of the Class A Shares for the last five days preceding the date the participant makes such election exceeds the exercise price of the options; and

•         A payment equal to the value of the participant's vested retention units in accordance with the Retention Plan.

As further discussed in the following two paragraphs, the participants are entitled to receive certain "gross-up payments" (that is, an excess parachute gross-up payment and a deferred compensation gross-up payment) if payments that he or she receives are subject to the excise tax under Code Section 4999 on excess parachute payments or the additional tax and interest factor tax under Code Section 409A on deferred compensation. The intent of these gross-up payments is to put the participant in the same position, after tax, that he or she would have been in if the payments that the participant received had not been subject to the excise and additional taxes.

The Change of Control Agreements also provide for a gross-up payment if any payment made to or for the benefit of a participant (“Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the participant with respect to such excise tax.  The Company will pay to the participant an additional payment (“Excess Parachute Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Excess Parachute Gross-Up Payment, the participant retains an amount of the Excess Parachute Gross-Up Payment equal to the excise tax (and any interest or penalties) imposed upon the participants Excess Parachute Payment.

The Change of Control Agreements further provide for a gross-up payment if any payment made to or for the benefit of a participant (“Deferred Compensation Payment”) would be subject to the additional tax or additional interest on any underpayment of tax imposed by Code Section 409A, or any interest or penalties are incurred by the participant with respect to such additional tax or underpayment of tax. The Company will pay to the participant an additional payment (“Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Deferred Compensation Gross-Up Payment, the participant retains an amount of the Deferred Compensation Gross-Up Payment equal to the additional tax and additional interest on any underpayment of tax (and any interest or penalties) imposed upon the participant’s Deferred Compensation Payment.

Payments may be delayed six months under Code Section 409A. In the event of such a delay, the delayed payments will be made to a rabbi trust. Upon the completion of the six-month delay period, the payments held in the rabbi trust will be paid to the participant plus interest at the prime rate. The Company will pay all costs associated with the rabbi trust.

Participants would have been entitled to collectively receive an aggregate of approximately $14,886,836 if a Change of Control had occurred on December 31, 2011. This amount assumes all persons with Change of Control Agreements elect the buy-out of their options as described above. For purposes of such calculation, Gold Reserve assumed the election was made on December 31, 2011, which resulted in share price of $2.80 per share. This amount was determined exclusive of any gross-up payments, which payments could be substantial depending on the tax position of each individual.

The following table represents the estimated payout for employees (6) holding Change of Control Agreements at December 31, 2011.  These amounts were determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

Name	Compensation ($) (1)	Payout of Stock Options ($) (2)	Payout of Retention Units ($) (3)	Total
Rockne J. Timm	1,362,716	1,221,970	1,502,000	4,086,686
Robert A. McGuinness	677,779	484,337	589,000	1,751,116
A. Douglas Belanger	1,307,889	1,115,923	1,502,000	3,925,812
Mary E. Smith	493,735	420,940	524,400	1,439,075
Total Named Executive Officers	3,842,119	3,243,170	4,117,400	11,202,689

Other participants	822,802	1,494,545	1,366,800	3,684,147
Total	4,664,921	4,737,715	5,484,200	14,886,836

(1)           Represents the estimated payout as of December 31, 2011 of the associated salary, vacation, KSOP contribution, bonus and insurance.

(2)           Represents the payout of stock options.

(3)           Represents the payment associated with the value of the Retention Unit on December 31, 2011 and does not include 500,000 retention units for non-employee directors equal to $2,210,000.

DIRECTOR COMPENSATION

Summary Director Fee Tables

During 2011, the Board agreed to pay $36,000 to each non-employee director in quarterly installments of $9,000 per quarter, payable on April 15, 2011, July 15, 2011, October 14, 2011, and January 13, 2012. In addition, they were granted 36,000 Class A Shares, to vest in installments of 9,000 each on April 15, 2011, July 15, 2011, October 14, 2011 and January 13, 2012.  Mr. Coleman received $101,171 for his role as Chairman.

The amount related to Share Awards and Option Awards does not necessarily represent the value of the shares when vesting occurs, the value of the options when exercised, or value the director may realize from the sale of the shares.

	Fees Earned or Paid in Cash		Share Awards (4)		Option Awards (5)		Total Compensation
Name	$	Director $ (3)	#	$	#	$	$
James H. Coleman (1)	101,171	36,000	36,000	62,280	120,000	167,256	366,707
James P. Geyer (2)	4,687	36,000	36,000	62,280	120,000	167,256	270,223
Patrick D. McChesney	-	36,000	36,000	62,280	120,000	167,256	265,536
Chris D. Mikkelsen	-	36,000	36,000	62,280	120,000	167,256	265,536
Jean Charles Potvin	-	36,000	36,000	62,280	120,000	167,256	265,536

(1)   Represents cash fees earned as Chairman during the year.

(2)   Represents fees for consulting services.

(3)   Represents cash fees granted as director during the year.

(4)   For Share Awards, the number represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  The value was computed by multiplying the Share Award times the grant date fair value of $1.73 per share, the price of the Common Shares on the grant date of February 17, 2011.

(5)   For Option Awards, the number represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  The weighted average grant date fair value of options granted in 2011 was calculated at $1.23.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

Unrelated to his director services, the Company has entered into an arrangement with Mr. Geyer to provide consulting services on an as needed basis at a fixed rate of $1,250 per day, charged on an hourly basis, with no set minimum or maximum number of hours. During 2011 Mr. Geyer was paid $4,687.50 for consulting services.

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares and unvested restricted shares granted to the Directors as of December 31, 2011:

	Option Awards						Stock Awards
Name	Grant Date	Number of securities Underlying Unexercised Options (#) Exercisable	Number of securities Underlying Unexercised Options (#) Un-exercisable	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options ($) (1)	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
James H. Coleman	12/5/2008	53,336	-	0.29	12/5/2013	133,873	-	-
	3/18/2009	35,000	-	0.73	3/18/2014	72,450	-	-
	1/3/2011	60,000	60,000	1.82	1/3/2016	117,600	-	-
	2/17/2011	-	-			-	9,000	25,200
Total		148,336	60,000			323,923	9,000	25,200

Chris D. Mikkelsen	12/5/2008	53,336	-	0.29	12/5/2013	133,873	-	-
	3/18/2009	35,000	-	0.73	3/18/2014	72,450	-	-
	1/3/2011	60,000	60,000	1.82	1/3/2016	117,600	-	-
	2/17/2011	-	-			-	9,000	25,200
Total		148,336	60,000			323,923	9,000	25,200

Patrick D. McChesney	12/5/2008	53,336	-	0.29	12/5/2013	133,873	-	-
	3/18/2009	35,000	-	0.73	3/18/2014	72,450	-	-
	1/3/2011	60,000	60,000	1.82	1/3/2016	117,600	-	-
	2/17/2011	-	-			-	9,000	25,200
Total		148,336	60,000			323,923	9,000	25,200

J.C. Potvin	12/5/2008	53,336	-	0.29	12/5/2013	133,873	-	-
	3/18/2009	35,000	-	0.73	3/18/2014	72,450	-	-
	1/3/2011	60,000	60,000	1.82	1/3/2016	117,600	-	-
	2/17/2011	-	-			-	9,000	25,200
Total		148,336	60,000			323,923	9,000	25,200

James P. Geyer	12/5/2008	83,336	-	0.29	12/5/2013	209,173	-	-
	3/18/2009	62,500	-	0.73	3/18/2014	129,375	-	-
	1/3/2011	60,000	60,000	1.82	1/3/2016	117,600	-	-
	2/17/2011	-	-			-	9,000	25,200
Total		205,836	60,000			456,148	9,000	25,200

(1)     The “Market Value of Unexercised Options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2011, the closing price of the Class A Shares on the NYSE Amex was $2.80.

(2)     Represents the number of unvested restricted shares at December 31, 2011.

(3)     The “Market or payout value” was calculated by multiplying the total number of unvested restricted shares times $2.80, the closing price of the Class A Shares on the NYSE Amex on December 31, 2011.

Directors and Officers Insurance

The Company carries directors and officers’ liability insurance which is subject to a total aggregate limit of $20,000,000 and deductibles of up to $250,000 for each claim. The annual premium for the latest policy period was $284,800.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is currently comprised of Messrs. McChesney, Mikkelsen and Potvin.  The Compensation Committee is responsible for establishing and administering the compensation philosophy, policies, and plans for the Company’s non-employee directors and executive officers.

The Compensation Committee hereby reports as follows:

1.                  The Compensation Committee has reviewed and discussed the “Compensation Discussion and Analysis” with management; and

2.                  Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board that the “Compensation Discussion and Analysis” be included in this Circular to be delivered to Shareholders.

Report submitted by Compensation Committee of the Board

Chris D. Mikkelsen
Jean Charles Potvin

Patrick D. McChesney

2012 BONUS POOL PLAN

The Board of Directors has approved the 2012 Bonus Pool Plan (“Bonus Plan”), which is intended to reward the participants in the Bonus Plan, including named executive officers, employees, directors and consultants, for their past and future contribution related to among other things: (i) the development of the Brisas Project to the construction stage and subsequent issuance of the environmental permit to commence construction of the Brisas Project; (ii) the manner in which the Brisas Project development effort was carried out allowing the Company to present a compelling and vigorous defense of its arbitration claim; (iii) the support of the Company’s execution of the arbitration proceedings through the filing of numerous memorandum and exhibits as well as the oral hearings;  and (iv) the on-going efforts to assist with positioning the Company to collect, in the most optimum manner, any proceeds or other consideration related to the arbitration claim and/or sale of Brisas Project mining data assets that the Company may be entitled to as management considers in the best interest of all stakeholders. All awards payable under the Bonus Plan are payable in cash.

The bonus pool under the Bonus Plan will be established and separate bonus amounts will be determined, if and when the Company (i) recovers any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the proceeds received by the Company or its affiliates from a sale, pledge transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings; (ii) sells, pledges, transfers or disposes, directly or indirectly, of all or any portion of the Brisas Project mining data, or  (iii) in the event the Company or its shareholders, directly or indirectly, engage in any (a) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (b) a sale, pledge, transfer or other disposition of  85% or more of the Company’s then outstanding shares or (c) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company (“Enterprise Sale”).

The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds or the fair value of any consideration related to such transactions less applicable taxes (except in the case of an Enterprise Sale where gross proceeds will be considered before any applicable taxes and after any Change of Control payments due as a result of an Enterprise Sale) times 1% of the first $200 million and 5% thereafter. The Bonus Plan is managed by a Committee of independent directors who have the authority to select each individual for participation in the Bonus Plan and fix the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan vests upon the participant’s selection by the Committee, subject to voluntary termination of employment or termination for cause.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES  PURCHASE PROGRAMS

No director, executive officer or senior officer, or associate or affiliate of any such director, executive officer or senior officer, is or at any time since the beginning of the most recently completed financial year of the Company was indebted to the Company.

RELATED PERSON TRANSACTIONS

None of the directors, officers of the Company, nor any person or corporation owning more than 5% of any class of voting securities of the Company, nor any associates or affiliates of any of them, nor any other informed person, had or has any material interest in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than noted below.

MGC Ventures, Inc. Messrs. Timm, Belanger, Coleman, McGuinness, McChesney, and Mikkelsen and Ms. Smith are also officers and/or directors and shareholders of MGC Ventures, Inc.; Mr. Geyer and Mr. Potvin are also shareholders of MGC Ventures, Inc.  MGC Ventures, Inc. owned 258,083 Common Shares at December 31, 2011. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin Energies, Inc. Messrs. Timm, Belanger, Coleman, McGuinness, McChesney, and Mikkelsen and Ms. Smith are also officers and/or directors and shareholders of Great Basin Energies, Inc.; Mr. Geyer and Mr. Potvin are also shareholders of Great Basin Energies, Inc.  Great Basin owned 491,192 Common Shares of the Company at December 31, 2011.  During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Policies and Procedures Regarding Related Person Transactions

The Company has adopted a Related Person Transaction Approval Policy that is administered by the Board. The policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. Under the Policy, Company management determines whether a transaction requires review by the Board, and transactions requiring review are referred to the Board for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Board decides whether or not to approve such transactions and approves only those transactions that are in the best interests of the Company. If the Company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Board. The Board then evaluates all options available, including ratification, revision or termination of such transaction.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee of the Board operates within a written mandate, as approved by the Board, which describes the Committee’s objectives and responsibilities.  The full text of the Audit Committee Charter, as amended as of April 2011, is attached as “Appendix D” to this Circular.

Membership and Role of the Audit Committee

The Audit Committee consists of Chris D. Mikkelsen (Chairman), Jean Charles Potvin, and Patrick D. McChesney. The Board has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws.  Further, each member of the Audit Committee satisfies the definition of “independent director” as established in the NYSE Amex listing standards and SEC rules. In addition, each member of the Audit Committee is financially literate and the Board has determined that Chris D. Mikkelsen qualifies as an audit committee “financial expert” as defined by SEC and NYSE rules. The Board has made these determinations based on the education and experience of each member of the Committee.

The Audit Committee met four times during 2011 at which attendance, in person or by phone, averaged 100%.  The Audit Committee’s principal functions are to assist the Board in fulfilling its oversight responsibilities, and to specifically review: (i) the integrity of our financial statements; (ii) the independent auditor’s qualifications and independence; (iii) the performance of our system of internal audit function and the independent auditor; and (iv) our compliance with laws and regulations, including disclosure controls and procedures. During 2011, the Audit Committee worked with management, our internal auditor and our independent auditor to address Sarbanes-Oxley Section 404 internal control requirements.

The Audit Committee reviews our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal control over financial reporting. Our independent auditors are engaged to audit and express opinions on the conformity of our financial statements to accounting principles generally accepted in the United States, and the effectiveness of our internal control over financial reporting.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2011, together with the related results of management’s assessment of the internal control over financial reporting with management and the independent auditor. The Audit Committee has discussed with the independent auditor the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees), as amended. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence, as may be modified or supplemented, and has discussed with the independent auditor the independent auditor’s independence. The Audit Committee meets with the internal auditor and independent auditor, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting. The Audit Committee has considered whether the independent auditor’s provision of non-audit services to us is compatible with the auditor’s independence.

Based on the Audit Committee’s review and discussions noted above, the Audit Committee recommended to the Board that our audited financial statements be included in the Annual Report for the fiscal year ended December 31, 2011, for filing with the SEC.

THE AUDIT COMMITTEE

Chris D. Mikkelsen, Chairman

Jean Charles Potvin

Patrick D. McChesney

External Auditor Service Fees

Fees paid to the Company’s independent external auditor, PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2011 and 2010 are detailed in the following table:

Fee Category	Year Ended 2011	Year Ended 2010
Audit (1)	$99,966	$77,655
Audit related (2)	26,286	28,496
Tax (3)	8,007	8,083
All other fees	2,066	-
Total	$136,325	$114,234

All fees for services performed by the Company’s external auditors during 2011 were pre-approved by the Audit Committee.

(1)   Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements.

(2)   Audit-related fees were for the review of the Company’s quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

(3)   Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

Pre-approval Policies and Procedures

The Company’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Committee with the provision that such approvals be brought before the full Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

NOMINATING COMMITTEE INFORMATION

Nominating Committee Charter

The Nominating Committee currently has no written charter.

Membership and Role of the Nominating Committee

The Nominating Committee is composed of the following three (3) directors:

James H. Coleman

Chris D. Mikkelsen

Jean Charles Potvin

The Board had determined each member of the Nominating Committee satisfies the definition of “independent director” as established in the NYSE Amex listing standards and SEC rules.

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

In considering and identifying new candidates for Board nomination, the Board, where relevant, addresses succession and planning issues; identifies the mix of expertise and qualities required for the Board; assesses the attributes new directors should have for the appropriate mix to be maintained; arranges for each candidate to meet with the Board Chair and the CEO; recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and encourages diversity in the composition of the Board.

CORPORATE GOVERNANCE

The TSX Venture Exchange requires listed corporations to disclose their approach to corporate governance.  The Company’s disclosure in this regard is set out in “Appendix E” to this Circular.

Board Leadership Structure

Currently, the positions of Chairman of the Board and Chief Executive Officer are separate.  Our Board does not have a policy on whether these roles should be separate or combined, but believes that the most effective leadership model for the Company at this time is to have these roles separated.  Our current Chairman is independent and is responsible for providing leadership to the Board.  In addition, having a separate Chairman and Chief Executive Officer allows Board members to raise issues without involving senior management, allows the Chairman to serve as a liaison between the Board and senior management, and allows the Chief Executive Officer to devote his time and focus to the management of the Company.  The Board retains flexibility to determine whether these roles should be separate or combined in one individual in the future.

Risk Oversight

The various committees of the Board assist the Board in its responsibility for oversight of risk management. In particular, the Audit Committee focuses on major financial risk exposures, the steps management has taken to monitor and control such risks, and, if appropriate, discusses with the independent auditor the guidelines and policies governing the process by which senior management and the relevant departments of the Company assess and manage the Company’s financial risk exposure and operational/strategic risk.  We believe this arrangement maximizes the risk oversight benefit while providing for an appropriate leadership structure.

Communication with Board Members

Any Shareholder or other interested party that desires to communicate with the Board of Directors or any of its specific members, including the chairman or the non-management directors as a group, should send their communication to the Secretary, Gold Reserve Inc., 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. All such communications will be forwarded to the appropriate members of the Board.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no proposed nominee for election as a director of the Company and no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or any proposed director of the Company, or any of the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries, except as follows or as otherwise described in this Circular.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Members of management and the directors have agreed to support the transactions contemplated by the Restructuring Agreement and have agreed to limited waivers of their rights under their respective change in control agreements with respect to the Proposed Restructuring. In consideration for such waivers, the Company has agreed to pay an aggregate amount of $337,850 to those directors and employees who agree to execute limited waivers. Each individual salaried employee will be paid an amount of cash equal to 25% of his or her annual salary, Mr. Coleman will be paid $25,000, Mr. Geyer will be paid $20,000; however, Messrs. Potvin, McChesney and Mikkelsen agreed to forgo an immediate cash payment by accepting a participation of up to 2% of the pool established under the Bonus Plan.

The parties to the Restructuring Agreement include holders of approximately 87.8% of the outstanding Notes. Steelhead Partners, LLC and West Face Capital, Inc., two of the note holders, own 19.4% and 16%, respectively, of the Company’s common shares.

Incorporation by Reference

The Audit Committee Report and the Compensation Committee Report contained in this proxy statement are not deemed to be soliciting material or filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings we make under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate any of this information by reference. Information contained in or connected to our website is not incorporated by reference into this proxy statement and should not be considered part of this proxy statement or any other filing that we make with the SEC.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who beneficially own more than ten percent (10%) of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of the Company’s equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that all reporting requirements under Section 16(a) for the fiscal year ended December 31, 2011, were met in a timely manner by its directors, executive officers, and greater than ten percent (10%) beneficial owners.

SHAREHOLDER PROPOSALS

Rule 14a-8 under the Exchange Act addresses when a company must include a Shareholder’s proposal in its proxy statement and identify the proposal in its form of proxy when the company holds a meeting of Shareholders. Under Rule 14a-8,  in order for your proposals to be considered for inclusion in the proxy statement and proxy card relating to our 2013 Annual General Meeting, your proposals must be received by us by December 31, 2012, and must otherwise comply with Rule 14a-8.

Under s. 138(5) of the Yukon Business Corporations Act, a corporation is not required to comply with the requirements to put forward a shareholder proposal if the proposal is not submitted to the corporation at least 90 days before the anniversary date of the previous annual meeting of the shareholders.  The deadline under this rule for shareholder proposals at the 2013 Annual General Meeting is March 29, 2013.

HOUSEHOLDING

The SEC permits a single proxy statement to be sent to any household at which two or more Shareholders reside if they appear to be members of the same family. Each Shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information Shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more Shareholders reside, you will likely be receiving only one proxy statement unless any Shareholder at that address has given the broker contrary instructions. However, if any such beneficial Shareholder residing at such an address wishes to receive a separate proxy statement in the future, or if any such beneficial Shareholder that elected to continue to receive separate proxy statement wishes to receive a single proxy statement in the future, that Shareholder should contact their broker or send a request to us at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. Telephone requests may be directed to (509) 623-1500. We will deliver, promptly upon written or oral request to us, a separate copy of this proxy statement to a beneficial Shareholder at a shared address to which a single copy of the documents was delivered.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual Meeting of Shareholders accompanying this Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com. Additional financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for its year ended December 31, 2011, as contained in the 2011 Annual Report on Form 10-K filed with the SEC on March 15, 2012. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc.

Attention: Robert A. McGuinness

926 W. Sprague Avenue, Suite 200

Spokane, Washington 99201

Phone: (509) 623-1500

Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

The forgoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Spokane, Washington, this 28th day of May 2012

Rockne J. Timm Chief Executive Officer	Robert A. McGuinness Vice President Finance and Chief Financial Officer

APPENDIX A

Gold Reserve Inc.

2012 Equity Incentive Plan

SECTION 1.      ESTABLISHMENT, PURPOSE, AND EFFECTIVE DATE OF PLAN

Establishment. Gold Reserve Inc., a Yukon corporation (the “Company”), the parent company of Gold Reserve Corporation, a Montana corporation, has previously adopted and assumed the “1997 EQUITY INCENTIVE PLAN” originally established by Gold Reserve Corporation, as amended and restated (the “1997 Plan”). The Company has also previously adopted and assumed the “VENEZUELAN EQUITY INCENTIVE PLAN” as amended and restated (the “Venezuelan Plan”). The 1997 Plan and the Venezuelan Plan were both for the employees, officers, directors and Consultants of the Company and its Subsidiaries and both plans permit the grant of stock options, which are exercisable for Class A Common Shares of the Company, as well as the grant of restricted Class A Common Shares of the Company.

Effective as of the 2012 Plan Approval Date (defined below), all stock options issued and outstanding pursuant to the 1997 Plan and the Venezuelan Plan (collectively the “Retired Plans”) become governed by this 2012 Equity Incentive Plan (the “2012 Plan”) and the Retired Plans are terminated. The Company and the Retired Plan participants will take all steps necessary and make all filings required to give effect to this termination. For certainty, after the 2012 Plan Approval Date, no new issuances pursuant to the Retired Plans will be made and until such times as the shareholders of the Company decide otherwise, all stock options will be issued pursuant to the terms of this 2012 Plan. For certainty, in the case of restricted stock grants made pursuant to the terms of the Retired Plans, all restricted stock agreements entered into by Retired Plan participants will remain in full force and effect.

Purpose. The purpose of the 2012 Plan is to advance the interests of the Company and its Subsidiaries and promote continuity of management by encouraging and providing employees, officers, directors and Consultants with the opportunity to acquire an equity interest in the Company and to participate in the increase in shareholder value as reflected in the growth in the price of the Stock and by enabling the Company and its Subsidiaries to attract and retain the services of employees, officers, directors, and Consultants upon whose judgment, interest, skills, and special effort the successful conduct of its operations is largely dependent.

Effective Date. The 2012 Plan, as amended hereby, shall become effective on the date (the “2012 Plan Approval Date”) it is adopted by the Board, subject to the approval by the affirmative vote of at least a majority of the votes cast by shareholders of the Company eligible to vote under applicable Exchange rules at a duly held meeting of shareholders or, if permitted by Exchange rules, by written consent given by holders of Class A and Class B Common Shares of the Company eligible to give their consent under Exchange rules who together hold at least a majority of the votes attaching to shares of the Company eligible to be voted.  This 2012 Plan was approved by the Board effective as of May 17, 2012, subject to shareholder and Exchange approvals. The 2012 Plan was approved by the shareholders of the Company on [•,2012].

SECTION 2.      DEFINITIONS, CONSTRUCTION

Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

a)       “Act” means the Securities Act (Ontario), as amended.

b)       “Associate” has the meaning prescribed by the rules and policies of the Exchanges as they apply to incentive stock option plans from time to time.

c)         “Award” means, individually or collectively, a grant under the 2012 Plan or the Retired Plans and as evidenced by an Option Agreement or, with respect to the Retired Plans, a restricted stock agreement.

d)       “Board” means the board of directors of the Company.

e)       “Business Combination” shall have the meaning provided in Section 12.

f)        “Change in Capitalization” means any increase or reduction in the number of shares of Stock, or any change (including, but not limited to, a change in value) in the shares of Stock or exchange of shares of Stock for a different number or kind of shares or other securities of the Company or any other corporation or other entity, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants, rights or debentures, change in the exercise price or conversion price under any warrants, rights or debenture as a result of any event, stock dividend, stock split or reverse stock split, extraordinary dividend, property dividend, combination or exchange of shares or otherwise.

g)       “Change in Control” shall have the meaning provided in Section 12.

h)       “Code” means the U.S. Internal Revenue Code of 1986, as amended.

i)         “Committee” means a committee of the Board designated by the Board to administer the 2012 Plan in accordance with the requirements of each Exchange, as applicable. If no Committee is designated or is administering the 2012 Plan, all references to the Committee herein shall refer to the Board.  While the Committee shall administer the 2012 Plan generally as provided in Section 12, the Board shall determine matters concerning Awards to directors and officers and references herein to the Committee shall refer to the Board for matters relating to Awards to directors and officers.

j)        “Company” means Gold Reserve Inc., a Yukon corporation, and any successors thereto.

k)       “Consultant” has the meaning prescribed by the rules and policies of the Exchanges as they apply to incentive stock option plans from time to time.

l)         “Disability” means the inability to engage in any substantial activity by reason of any medically determinable, physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months.

m)     “Employment” means the working relationship between the employee (creating a legally valid employer-employee relationship), officers, directors or the Consultants and the Company or Subsidiary, as applicable.

n)       “Exchange” means the TSX Venture Exchange and/or the NYSE Amex, as applicable.

o)       “Exchange Act” means the U.S. Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

p)       “Fair Market Value” means, as of any date, the value of the Stock determined as follows:

        (i) subject to any applicable Exchange rules, the United States dollar equivalent of the last closing price of the Stock on the Principal Market on the date of determination.  Notwithstanding the preceding, at no point shall the Fair Market Value be below the minimum exercise price prescribed by the rules and policies of the Exchanges; or

        (ii) in the absence of an established market for the Stock, the Fair Market Value thereof on the date of determination shall be determined in good faith by the Committee in accordance with applicable law.

q)       “Incumbent Board” shall have the meaning provided in Section 12.

r)        “Insider” has the meaning prescribed by the rules and policies of the Exchanges as they apply to incentive stock option plans from time to time.

s)        “Investor Relations Activities” shall have the meaning prescribed by the rules and policies of the Exchanges as they apply to incentive stock option plans from time to time.

t)        “Issuer” means a company and its subsidiaries which have any of its securities listed for trading on the TSX Venture and, as the context requires, any applicant company seeking a listing of its securities on the TSX Venture.

u)         “Management Company Employee” shall have the meaning prescribed by the rules and policies of the Exchanges as they apply to incentive stock option plans from time to time.

v)       “Option” means the right to purchase Stock at a stated price for a specified period of time pursuant to the 2012 Plan or the Retired Plans.

w)      “Option Agreement” means the agreement evidencing the grant of an Option as described in Section 6, including an Option Agreement entered into pursuant to the provisions of  the Retired Plans.

x)       “Option Price” means the price at which Stock may be purchased pursuant to an Option.

y)       “Optionee” means a person to whom an Option has been granted under the 2012 Plan or the Retired Plans.

z)       “Outstanding Voting Securities” has the meaning provided in Section 12.

aa)   “Participant” means an employee, officer, director or a Consultant who has been granted and, at the time of reference, holds an Option.

bb)   “Principal Market for the Stock” means the exchange, automated quotation system or trading market on which the majority of the Stock was traded over the last twelve-month period prior to the date of determination. This includes the TSX Venture, the NYSE Amex or such other securities exchange on which the Stock is listed from time to time.

cc)    “Stock” means the Class A Common Shares of the Company, no par value per share.

dd)   “Subsidiary” means any present or future subsidiary of the Company, as defined in the Securities Act (Yukon).

For all numbers, except when otherwise indicated by the context, the singular shall include the plural, and the plural shall include the singular.

SECTION 3. PARTICIPATION

Participation. Participants in the 2012 Plan shall be selected by the Committee from among those officers, directors, employees, and Consultants of the Company and its Subsidiaries who, in the opinion of the Committee, are in a position to contribute materially to the Company’s continued growth and development and to its long-term financial success.

In the case of Options granted to employees, Consultants or Management Company Employees, the Company will represent in all Option Agreements that the Optionee is a bona fide employee, Consultant or Management Company Employee, as the case may be.

SECTION 4. STOCK SUBJECT TO PLAN

Number. The total number of shares of Stock subject to issuance under the 2012 Plan, under all security based compensation arrangements including the 2012 Plan and the Retired Plans, shall not exceed 10% of the outstanding shares of Stock of the Company on the date of grant of such Options. Upon the Company becoming aware that such threshold has been exceeded, the Company will suspend the issuance of any new Options under the 2012 Plan until such times as such threshold is no longer exceeded by any further Option grants.

In addition to other restrictions set out in the 2012 Plan, the Company may not grant Options to any one employee in any 12 month period providing for the issuance of more than 3,014,460 shares of Stock, subject to adjustment in the event of a Change in Capitalization as provided below.

The Company must obtain disinterested Stockholder approval of Options if:

a)       the 2012 Plan, together with all of the Retired Plans grants, could result at any time in:

(i)                   the number of Class A Common Shares reserved for issuance under Options granted to Insiders exceeding 10% of the issued shares;

(ii)                 the grant to Insiders, within a 12 month period, of a number of Options exceeding 10% of the issued shares; or

(iii)                the issuance to any one Optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares; or

b)       the Company is decreasing the exercise price of stock options previously granted to Insiders.

If the Company is required to obtain disinterested Stockholder approval in accordance with paragraph (a) immediately above, the proposed grant(s) must be approved by a majority of the votes cast by all Stockholders at a Stockholders’ meeting excluding votes attaching to shares beneficially owned by:

(i)                   Insiders to whom Options may be granted under the 2012 Plan; and

(ii)                 Associates of persons referred to in (b)(i).

c)       Holders of non-voting and subordinate voting shares must be given full voting rights on a resolution that requires disinterested Stockholder approval.

The Company may not grant Options providing for the issuance of more than 2% of the issued Stock to any one Consultant in any 12 month period.

The Company may not grant Options providing for the issuance of more than an aggregate of 2% of the issued Stock to all employees conducting Investor Relations Activities, in any 12 month period.  In addition, Options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

The Committee shall have the full authority to determine the number of shares of Stock available for Awards.  In its discretion the Committee may include (without limitation), as available for distribution: (a) Stock subject to any Award that has been previously forfeited; (b) Stock under an Award that otherwise terminates, expires, or lapses without the issuance of Stock being made to a Participant; (c) Stock subject to any Award that settles in cash, or (d) Stock that is received or retained by the Company in connection with the exercise of an Award, including the satisfaction of any tax liability or tax withholding obligation.

The Company intends to comply with the policies of the TSX Venture Exchange and the NYSE Amex when granting Options.

Adjustment in Capitalization.

a)       In the event of a Change in Capitalization, the Committee shall conclusively determine, in its sole discretion, the appropriate adjustments, if any, to (i) the maximum number and class of shares of Stock or other securities with respect to which Options may be granted under the 2012 Plan; (ii) the number and class of shares of Stock or other securities which are subject to outstanding Options granted under the 2012 Plan and the Retired Plans, and the purchase price therefore, if applicable, and (iii) the maximum number of shares of Stock or other securities with respect to which Options may be granted during the term of the 2012 Plan.

b)       Notwithstanding any other provision of the 2012 Plan or any Option Agreement to the contrary, any Award which is adjusted pursuant to this Section shall be exempt from, or compliant with, the requirements of Code Section 409A and Code Section 457A and the regulations and other governmental guidance issued thereunder.

c)       If, by reason of a Change in Capitalization, an Optionee shall be entitled to exercise an Option with respect to new, additional or different shares of Stock or securities, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Stock subject to the Option, as the case may be, prior to such Change in Capitalization.

SECTION 5. DURATION OF 2012 PLAN

Duration of Plan. The 2012 Plan shall remain in effect, subject to the Board’s right to earlier terminate the 2012 Plan pursuant to Section 12 hereof, until all Stock subject to the 2012 Plan shall have been purchased or acquired pursuant to the provisions hereof. Notwithstanding the foregoing, no Option may be granted under the 2012 Plan with an expiry date greater than ten years from the date of issuance of such Option.

SECTION 6. OPTION GRANTS

Grant of Options. Subject to Sections 4 and 5, Options may be granted to Participants at any time and from time to time as determined by the Committee. The Committee shall have complete discretion consistent with the terms of the 2012 Plan in determining whether to grant Options, and the number of Options to be granted. Only an employee, officer, director or Consultant of the Company or its Subsidiaries on the date of grant shall be eligible to be granted an Option.

Option Agreement. Each Option shall be evidenced by an Option Agreement that shall specify the type of Option granted, the Option Price, the duration of the Option, the number of shares of Stock to which the Option pertains and such other provisions as the Committee shall determine.

Option Price. The Option Price for each Option shall be determined by, or in the manner specified by, the Committee provided that no Option shall have an Option Price that is, on the date the Option is granted, less than Fair Market Value. In the case of a proposed reduction in exercise price of any Option, disinterested Stockholder approval will be obtained if the Optionee is an Insider of the Company at the time of the proposed amendment;

Duration of Options. Each Option shall have a maximum duration of ten years from the time it is granted.

Exercise of Options. Each Option granted under the 2012 Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve. Such restrictions and conditions need not be the same for each Participant.

SECTION 7. TERMS AND CONDITIONS APPLICABLE TO ALL OPTIONS

Payment.  The Committee shall determine the acceptable form of consideration for exercising an Option, including the method of payment, at the time of grant.  Subject to applicable laws, such consideration may consist entirely of cash or check.

Restrictions on Stock Transferability. The Committee may impose such restrictions on any shares of Stock acquired pursuant to the exercise of an Option under the 2012 Plan as it may deem advisable, including, without limitation, restrictions under applicable provincial securities law, under applicable U.S. federal and state securities law, under requirements of any Exchange and under any U.S. blue sky or state securities laws applicable to such shares.

Termination Due to Retirement. If the employment of the Optionee is terminated due to the Retirement (as hereinafter defined) of the Optionee, or if the directorship of the Optionee expires, any then outstanding options under the 2012 Plan may be exercised at any time prior to the earlier of the expiration date of the Options or twelve (12) months after the date of retirement.  For purposes of the 2012 Plan, retirement shall mean any termination of employment with the Company or a Subsidiary occurring after the completion of 10 years of service with the Company and the attainment of age 60 by the Optionee.

Termination Due to Death or Disability. The rights of an Optionee under any then outstanding Option granted to the Optionee pursuant to the 2012 Plan if the employment, officer role or directorship of the Optionee is terminated by reason of death or Disability shall survive for up to the earlier of the expiration date of the Options or one year after such death or Disability.

Termination of Employment for Cause. Anything contained herein or an Award agreement to the contrary notwithstanding, if the termination of an Optionee’s employment with the Company or a Subsidiary is as a result of or caused by the Optionee’s theft or embezzlement from the Company or a Subsidiary, the violation of a material term or condition of his or her employment, the disclosure by the Optionee of confidential information of the Company or a Subsidiary, conviction of the Optionee of a crime of moral turpitude, the Optionee’s stealing trade secrets or intellectual property owned by the Company or a Subsidiary, any act by the Optionee in competition with the Company or a Subsidiary, or any other act, activity or conduct of the Optionee which in the opinion of the Committee is adverse to the best interests of the Company or a Subsidiary, then any Options and any and all rights granted to such Optionee thereunder, to the extent not yet effectively exercised, shall become null and void effective as of the date of the occurrence the event which results in the Optionee ceasing to be an employee, officer or director of the Company or a Subsidiary, and any purported exercise of an Option by or on behalf of said Optionee shall following such date shall be of no effect.

Involuntary Termination of Employment. Options granted under the 2012 Plan after the Effective Date may be exercised at any time prior to the earlier of the expiration date of the Options or within thirty (30) days after the involuntary termination of employment (as hereinafter defined) of the Optionee with the Company, or applicable Subsidiary, but the Options may not be exercised for more than the number of shares, if any, as to which the Options were exercisable by the Optionee immediately prior to such termination of employment, as determined by reference to the terms and conditions specified at the time such Options were granted. For purposes of the 2012 Plan, “involuntary termination of employment” shall mean any termination of an Optionee’s employment with the Company or applicable Subsidiary, by reason of the discharge, firing or other involuntary termination of an Optionee’s employment by action of the Company or applicable Subsidiary other than an involuntary termination for cause as described in the paragraph above, or if the employee otherwise continued in the employment of another Subsidiary of the Company.

Voluntary Termination of Employment. Options granted under the 2012 Plan after the Effective Date may be exercised at any time prior to the earlier of the expiration date of the Options or within ninety (90) days after the voluntary termination of employment (as hereinafter defined) of the Optionee with the Company, or applicable Subsidiary, but the options may not be exercised for more than the number of shares, if any, as to which the Options were exercisable by the Optionee immediately prior to such termination of employment, as determined by reference to the terms and conditions specified at the time such options were granted. For purposes of the 2012 Plan “voluntary termination of employment” shall mean any voluntary termination of employment by reason of the Optionee’s quitting or otherwise voluntarily leaving the Company’s, or Subsidiary’s, employ other than a (a) voluntary termination of employment by reason of Retirement, (b) voluntary termination of employment for cause or (c) termination of employment as described above.

Cease to be a Director, Officer, Consultant or Management Company Employee. Unless otherwise set out in the 2012 Plan, any Options granted to any Optionee who is a director, officer, employee, Consultant or Management Company Employee shall expire within a reasonable period following the date the Optionee ceases to be in that role, such period to be determined by the Board or Committee at the time such Option is granted.

Transferability and Exercisability of Options.

No Option shall be transferable or assignable by the Optionee other than (i) by will or by the laws of descent and distribution, or (ii) by a qualified domestic relations order (as defined in the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder).  All Options shall be exercisable, during the Optionee’s lifetime, only by the Optionee or by the guardian or legal representative of the Optionee or its alternate payee pursuant to such qualified domestic relations order, it being understood that the terms “holder” and “optionee” include the guardian and legal representative of the Optionee named in the Option Agreement and any person to whom an Option is transferred by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order permitted by the 2012 Plan.  In all cases of such a transfer, unless otherwise set out in this 2012 Plan, the Option in question shall expire on the date that is the first anniversary of such transfer.

SECTION 10. BENEFICIARY DESIGNATION

Beneficiary Designation. Subject to Sections 7 and 9, each Participant may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the 2012 Plan is to be paid in case of the Participant’s death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee and will be effective only when filed by the Participant in writing with the Committee during the life time of the Participant. In the absence of any such designation, benefits remaining unpaid at the Participant’s death shall be paid to the estate of the Participant.

SECTION 11. RIGHTS OF PARTICIPANTS

Employment. Nothing in the 2012 Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant’s employment, directorship, officer role or service at any time nor confer upon any Participant any right to continue in the employ or service or as a director or officer of the Company or any Subsidiary. No person shall have a right to be selected as a Participant or, having been so selected, to be selected again as an Optionee. The preceding sentence shall not be construed or applied so as to deny a person any participation in the 2012 Plan solely because he or she was a Participant in connection with a prior grant of benefits under the 2012 Plan.

SECTION 12. ADMINISTRATION; POWERS AND DUTIES OF THE COMMITTEE AND THE BOARD

Administration.

(a)                 The Committee shall be responsible for the administration of the 2012 Plan as it applies to Participants other than directors and officers, and the Board shall be responsible for the administration of the 2012 Plan as it applies to directors and officers, subject to Section 2. The Committee, by majority action thereof, is authorized to interpret and construe the 2012 Plan, to prescribe, amend, and rescind rules and regulations relating to the 2012 Plan (including related agreements), to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company and its Subsidiaries, and to make all other determinations necessary or advisable for the administration, interpretation and construction of the 2012 Plan (including related agreements), but only to the extent not contrary to the express provision of the 2012 Plan.  Determinations, interpretations, or other actions made or taken by the Committee pursuant to the provisions of the 2012 Plan shall be final and binding and conclusive for all purposes and upon all persons whomsoever. No member of the Committee shall be personally liable for any action, determination or interpretation made or taken in good faith with respect to the 2012 Plan, and all members of the Committee shall be fully indemnified by the Company with respect to any such action, determination or interpretation.

(b)                 To the extent that the Board determines it to be desirable to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the 2012 Plan shall be administered by the Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

(c)                 Subject to the provisions of the 2012 Plan, and in the case of the Committee, subject to the specific duties delegated by the Board to such Committee, the Committee shall have the authority, in its discretion: (i) to determine the Fair Market Value of the Stock, in accordance with the 2012 Plan; (ii) to select the Participants to whom Awards may be granted hereunder; (iii) to determine whether and to what extent Awards or any combination thereof, are granted hereunder; (iv) to determine the number of shares of Stock to be covered by each Award granted hereunder; (v) to approve forms of agreement for use under the 2012 Plan; (vi) to determine the terms and conditions, not inconsistent with the terms of the 2012 Plan, of any Award granted hereunder.  Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised or other Awards vest (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares of Stock relating thereto, based in each case on such factors as the Committee, in its sole discretion, shall determine; (vii) to construe and interpret the terms of the 2012 Plan and Awards; (viii) to prescribe, amend and rescind rules and regulations relating to the 2012 Plan or the Retired Plans, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws; (ix) to modify or amend each Award (subject to this Section), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the 2012 Plan; (x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted under the 2012 Plan; (xi) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Stock or cash to be issued upon exercise or vesting of an Award that number of shares of Stock or cash having a Fair Market Value equal to the minimum amount required to be withheld (but no more).  The Fair Market Value of any Stock to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined.  All elections by a Participant to have Stock or cash withheld for this purpose shall be made in such form and under such conditions as the Committee may deem necessary or advisable; (xii) to determine the terms and restrictions applicable to Awards; (xiii) to determine whether Awards will be adjusted for changes in capitalization (including dividends); (xiv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by a Participant of any Stock issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and (xv) to make all other determinations deemed necessary or advisable for administering the 2012 Plan.

Change in Control.

(a)     Without limiting the authority of the Committee as provided herein, the Committee, either at the time         an Award is granted, or at any time thereafter, shall have the authority to take such actions as it deems advisable, including the right to accelerate in whole or in part the exercisability of Options and/or to reduce the period of restriction applicable to restricted stock grants made pursuant to the terms of the Retired Plans upon a Change in Control. Nothing herein shall obligate the Committee to take any action upon a Change in Control.

(b)        Change in Control” means the occurrence of any of the following events:

i.         The acquisition by any individual entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 25 percent of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”), provided, however, that for purposes of this subsection (i) the following acquisitions shall not constitute a Change of Control: (A) any acquisition by the Company, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, and (C) an acquisition pursuant to a transaction which complies with clauses (A), (B), and (C) of subsection (iii); or

ii.        A change in the composition of the Board as of the Effective Date (the “Incumbent Board”) that causes less than a majority of the directors of the Company then in office to be members of the Incumbent Board provided, however, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

iii.      Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity (a “Business Combination”), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50 percent of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all of substantially all of the Company’s assets directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

iv.      Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company; or

v.       Any other event or series of events which the Board reasonably determines should constitute a Change in Control.

Nothing in this Section 12 prevents the Committee from providing for an alternative definition of “Change in Control” in any Award agreement or related employment, change of control or other agreement that sets forth the rights with respect to any Award.  In the event of any conflict between this definition and the definition in any such agreement, the more permissive “Change in Control” language shall prevail.

Amendment, Modification and Termination of Plan. The Board may, at any time and from time to time, modify, amend, suspend or terminate the 2012 Plan in any respect.  Amendments to the 2012 Plan shall be subject to approval to the extent required to comply with any exemption to the short swing-profit provisions of Section 16(b) of the Exchange Act pursuant to rules and regulations promulgated thereunder, with the exclusion for performance-based compensation under Code Section 162(m), or with the rules and regulations of any Exchange.  The Board may also modify or amend the terms and conditions of any outstanding Option, subject to the consent of the holder and consistent with the provisions of the 2012 Plan.

The Board may, without shareholder approval:

                (i)            amend the 2012 Plan to correct typographical, grammatical or clerical errors;

                (ii)           change the vesting provisions of an Option granted under the 2012 Plan;

                (iii)          change the termination provision of an Option granted under the 2012 Plan if it does not entail an                 extension beyond the original expiry date of such Option;

                (iv)          make such amendments to the 2012 Plan as are necessary or desirable to reflect changes to            securities laws applicable to the Company;

                (v)           make such amendments as may otherwise be permitted by the Exchange, if applicable; and

                (vi)          amend the Plan to reduce the benefits that may be granted to Participants.

Interpretation. Unless otherwise expressly stated in the relevant Agreement, any grant of Options is intended to be performance-based compensation and therefore not subject to the deduction limitation set forth in Section 162(m)(4)(C) of the Code.

Date of Grant.  The date of grant of an Award shall be, for all purposes, the date on which the Committee makes the determination granting such Award, or such other later date as is determined by the Committee; provided, however, the date of grant of an Option shall be the date when the Option is granted and its exercise price is set, consistent with applicable law and applicable financial accounting rules.  Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

SECTION 13. TAX WITHHOLDING

Tax Withholding. At such times as a Participant recognizes taxable income in connection with the receipt of shares, securities, cash or property hereunder (a “Taxable Event”), the Participant shall pay to the Company or, if instructed by the Committee or its delegate, the Subsidiary that employs the Participant an amount equal to the applicable  taxes and other amounts as may be required by law to be withheld by the Company or, if instructed by the Committee or its delegate, the Subsidiary that employs the Participant in connection with the Taxable Event. . This provision is not intended to (a) supersede the requirements of the TSX Venture Exchange, (b) result in an alteration of the exercise price of an Option or (c) result in the cashless exercise of an Option.

SECTION 14. REQUIREMENTS OF LAW

Requirements of Law. The granting of Options, and the issuance of shares of Stock upon the exercise of an Option shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or Exchanges as may be required.

Governing Law. The 2012 Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the Province of Ontario without giving effect to the choice of law principles thereof.

Listing, etc. Each Option is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Stock issuable pursuant to the 2012 Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or the issuance of Stock, no Options shall be granted or payment made or shares of Stock issued, in whole or in part, unless such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions which are unacceptable to the Committee or the Board, acting in good faith.

Code Sections 409A and 457A.  The 2012 Plan and the Awards granted hereunder are intended to qualify for an exemption from Code Section 409A and from Code Section 457A, provided, however, that if any Award granted under the 2012 Plan is not so exempt, such Award is intended to comply with Code Sections 409A and 457A to the extent applicable thereto.  Notwithstanding any provision of the 2012 Plan to the contrary, the 2012 Plan shall be interpreted and construed consistent with this intent.  Notwithstanding the expressed intent to qualify for exemption from Code Section 409A and from Code Section 457A or otherwise to comply with Code Sections 409A and 457A, the Company shall not be required to assume any increased economic burden in connection therewith.  Although the Company and the Committee intend to administer the 2012 Plan so that the 2012 Plan and the Awards granted hereunder qualify for an exemption from Code Section 409A and from Code Section 457A, if the 2012 Plan and any Award granted under the 2012 Plan are not so exempt, neither the Company nor the Committee represents or warrants that the 2012 Plan or such Award granted hereunder will comply with Code Sections 409A and 457A or any other provision of federal, state, local, or non-United States law.  Neither the Company, its subsidiaries, nor its respective directors, officers, employees or advisers shall be liable to any Participant (or any other individual claiming a benefit through the Participant) for any tax, interest, or penalties the Participant may owe as a result of participation in the 2012 Plan, and the Company and its subsidiaries shall have no obligation to indemnify or otherwise protect any Participant from the obligation to pay any taxes pursuant to Code Sections 409A or 457A.

Restriction on Transfer. Notwithstanding anything contained in the 2012 Plan or any Agreement to the contrary, if the disposition of Stock acquired pursuant to the 2012 Plan is not covered by a then current registration statement under the U.S. Securities Act of 1933, as amended, and is not otherwise exempt from such registration, such Stock shall be restricted against transfer to the extent required by said Act, and Rule 144 or other regulations thereunder.  The Committee may require anyone receiving Stock pursuant to an Option granted under the 2012 Plan, as a condition precedent to receiving such Stock, to represent and warrant to the Company in writing that such Stock is being acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under said Act, or the rules and regulations promulgated thereunder.  The certificates evidencing any shares of such Stock shall be appropriately legended to reflect their status as restricted securities.

Notwithstanding anything contained in the 2012 Plan or any agreement to the contrary, Stock issued pursuant to the 2012 Plan in reliance on an exemption from the prospectus requirements of the securities legislation of a province of Canada may be subject to restrictions on transfer.

APPENDIX B

FIRST AMENDMENT TO
SHAREHOLDER RIGHTS PLAN AGREEMENT

                THIS FIRST AMENDMENT TO SHAREHOLDER RIGHTS PLAN AGREEMENT (this “Amendment”), dated as of June 27, 2012, is between Gold Reserve Inc. (the “Corporation”), a corporation incorporated under the laws of the Yukon Territory, and Computershare Investor Services Inc., a company incorporated under the laws of Canada (the “Rights Agent”).

                WHEREAS the Corporation and the Rights Agent entered into a shareholder rights plan agreement dated as of October 5, 1998 (the “Original Plan”); and

                WHEREAS the Original Plan was amended by the Corporation and the Rights Agent by amendments dated as of March 20, 2000 and June 2, 2000 (as so amended, the “2000 Rights Plan”); and

                WHEREAS the 2000 Rights Plan was amended and restated by the Corporation and the Rights Agent by agreement as of March 14, 2003 (the “2003 Rights Plan”); and

                WHEREAS the 2003 Rights Plan was further amended and restated by the Corporation and the Rights Agent by agreement dated as of January 29, 2006 (the “2006 Rights Plan”); and

                WHEREAS on May 18, 2007, the Corporation entered into an Indenture by and between the Corporation, as issuer, and Bank of New York, as trustee (the “Indenture”), pursuant to which the Corporation issued US$103,500,000 aggregate principal amount of its 5.50% Senior Subordinated Convertible Notes due 2022; and

                WHEREAS the 2006 Rights Plan was further amended and restated by the Corporation and the Rights Agent by agreement dated as of June 11, 2009 (the “2009 Rights Plan”); and

                WHEREAS pursuant to Section 5.4 of the 2009 Rights Plan, the Corporation and the Rights Agent desire to amend the 2009 Rights Plan as set forth below.

                NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth in the 2009 Rights Plan, and subject to such covenants and agreements, the parties hereby agree to amend the 2009 Rights Plan as follows:

AGREEMENT

                1.             Definitions.  Unless otherwise specifically defined herein, capitalized terms shall have the meaning ascribed to them in the 2009 Rights Plan.

                2.             Amendment to Section 1.1(a).  Section 1.1(a) is amended by deleting the sentence of Section 1.1(a) in its entirety and inserting the following provisions in lieu thereof:

                        (a)           “Acquiring Person” shall mean any Person who is the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

                (i)            the Corporation or any Subsidiary of the Corporation;

                (ii)           any Person who becomes the Beneficial Owner of 20 percent (20%) or more of the outstanding Voting Shares as a result of one or any combination of:

                                (A)          a Voting Share Reduction,

                                (B)          Permitted Bid Acquisitions,

                                (C)          an Exempt Acquisition,

                                (D)          a 2012 Restructuring Acquisition or

                                (D)          a Pro Rata Acquisition;

                provided, however, that if a Person becomes the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a 2012 Restructuring Acquisition or a Pro Rata Acquisition and thereafter, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, such Person’s Beneficial Ownership of Voting Shares increases by more than 1 per cent (1%) of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, 2012 Restructuring Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

                (iii)          for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(g)(B) because such Person makes or announces a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

                (iv)          an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20 per cent (20%) or more of the Voting Shares in connection with a distribution to the public of securities of the Corporation; or

                (v)           a Grandfathered Person, provided, however, that if after 12:01 a.m. (Toronto time) on the Agreement Date such Person becomes the Beneficial Owner of an additional 1 per cent (1%) or more of the Voting Shares then outstanding (other than pursuant to any one or a combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, a 2012 Restructuring Acquisition or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

3.             Amendment to Section 1.1(bb).  Section 1.1(bb) is amended by deleting the sentence of Section 1.1(bb) in its entirety and inserting the following sentence in lieu thereof:

                                ““Expiration Time” shall mean 5:00 p.m. Toronto time on June 30, 2015 unless such time is extended for an additional three-year period pursuant to Section 5.15.”

4.          Amendment to Section 1.1.  Section 1.1 is amended by inserting the following provisions at Section 1.1(hhh):

            (a)           “2012 Restructuring Acquisition” shall mean the acquisition by any Person of Voting Shares pursuant to the terms of the Subordinated Note Restructuring Agreement, dated as of May 12, 2012 by and among the Company, Steelhead Partners, LLC, West Face Capital Inc. and Greywolf Capital Management, LP (the “Restructuring Agreement”) and the transactions contemplated thereby, including but not limited to:

                (i)            the acquisition by such Person of Voting Shares solely by virtue of the exchange of the Notes (as defined in the Restructuring Agreement) for Voting Shares pursuant to the terms of the Restructuring Agreement;

                (ii)           the acquisition by such Person of Beneficial Ownership of Voting Shares solely by virtue of the acquisition of Amended Notes (as defined in the Restructuring Agreement) or Alternate Notes (as defined in the Restructuring Agreement) pursuant to the terms of the Restructuring Agreement;

                (iii)          the acquisition by such Person of Voting Shares solely by virtue of the issuance of Voting Shares by the Corporation to such Person upon the conversion of the Notes, the Amended Notes or the Alternate Notes into Voting Shares, in each case, in accordance with their respective terms;

                (iv)          the acquisition by such Person of Voting Shares solely by virtue of the redemption by the Corporation of the Notes in exchange for the issuance of Voting Shares by the Corporation to such Person in accordance with the terms of the Restructuring Agreement;

                (v)           the acquisition by such Person of Voting Shares solely by virtue of the redemption by the Corporation of the Amended Notes or the Alternate Notes in exchange for the issuance of Voting Shares to such Person, in each case, in accordance with their respective terms; and

                (vi)          the acquisition by such Person of Voting Shares solely by virtue of the acquisition of CVRs (as defined in the Restructuring Agreement) or the issuance of Voting Shares by the Corporation to such Person in accordance with the terms of the CVRs.

                5.             Amendment to Section 5.15(b).  Section 5.15(b) is amended by deleting the first sentence of Section 5.15 in its entirety and inserting the following sentence in lieu thereof:

                                “At or prior to the annual meeting of shareholders of the Corporation in the year 2015, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying and reconfirming the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought desirable, approval.”

                6.             Full Force and Effect.  Except as specifically amended and modified hereby, the 2009 Rights Plan shall remain in full force and effect and no party hereto waives any of its rights under the 2009 Rights Plan.

                7.             Successors.   All the covenants and provisions of this Amendment by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

                8.             Governing Law.  This Amendment and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

                9.             Execution in Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

(Signature page follows)

                IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GOLD RESERVE INC.

By:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

By:

APPENDIX C

Gold Reserve Inc.

926 W Sprague Ave

Suite 200

Spokane, WA 99201

SUBORDINATED NOTE RESTRUCTURING AGREEMENT

As of May 25, 2012

TO:  THE PARTIES SIGNATORY HERETO

Ladies and Gentlemen:

This Subordinated Note Restructuring Agreement (this “Restructuring Agreement”) is entered into between the undersigned, Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (the “Company”), and each entity or account listed on Exhibit A hereto (each a “Holder” and solely for ease of reference, collectively the “Holders”).  The Holders and the Company may be referred to, collectively, as the “Parties.”  Notwithstanding any collective reference to Holders, each Holder is acting separately in the exercise of its rights hereunder and all of its commitments and liabilities are undertaken on a several and not joint basis.

WHEREAS, the Company issued 5.50% convertible notes (the “Notes”) in the aggregate principal amount of $103,500,000 on May 18, 2007, and, as of the date hereof, an aggregate principal amount of  $102,347,000 remained outstanding;

WHEREAS, the Holders hold, in the aggregate, approximately 88% of the Notes, in the principal amounts listed on Exhibit A attached hereto;

WHEREAS, in accordance with the terms of the indenture governing the Notes (the “Indenture”) the Company has offered to repurchase the outstanding Notes for cash on June 15, 2012 on the terms and subject to the conditions included in the Repurchase Notice dated May 16, 2012 and the Schedule TO filed with the SEC on May 16, 2012 (the “Repurchase Offer”);

WHEREAS, certain of the Holders have agreed to “put” for cash certain of the Notes held by them pursuant to the Repurchase Offer (the “Retained Notes”, as set forth on Exhibit A hereto);

WHEREAS, the Company and the Holders desire (i) to restructure the Company’s obligations under certain of the Notes held by the Holders (the “Subject Notes”, as set forth on Exhibit A hereto) pursuant to the Proposed Transaction, as defined below, and (ii) if the Proposed Transaction is not approved by the Shareholders, as defined below, as provided herein, to amend the terms of the Subject Notes in order to effectuate the deferral of the put right and as otherwise provided herein pursuant to the Alternate Transaction, as defined below (together, the Proposed Transaction and the Alternate Transaction are referred to as the “Restructuring Transaction”);

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously determined that (i) the Proposed Transaction is in the best interests of the Company’s shareholders (the “Shareholders”) and has approved the Proposed Transaction, subject to the approval of the Shareholders (such Shareholder approval of the Proposed Transaction is referred to herein as “Shareholder Approval”) and, (ii) has approved the Alternate Transaction to be consummated by the Parties in the event that the Shareholder Approval is not obtained; and

Execution Copy

WHEREAS, the Company has disclosed in the materials related to the Repurchase Offer referred to above that the terms of the Restructuring Transaction will be made available to all holders of Notes other than the Holders (the “Other Holders”), such that the Other Holders will be able to elect to restructure some, all or none of the Notes held by them in accordance with the terms thereof, all on the same terms as made available to the Holders.

NOW, THEREFORE, in consideration of the foregoing, the Company hereby agrees with the Holders as follows:

1.                     Proposed Transaction.  As provided further below, the Company shall seek Shareholder Approval of the following transactions (collectively, the “Proposed Transaction”) on or prior to June 27, 2012 (the “Shareholder Meeting Deadline Date”):

1.1              Each $1,000 in principal amount of Subject Notes held by each Holder shall be restructured as follows, subject to the last sentence of this Section 1.1:

$700 principal amount of Subject Notes (the “Transferred Notes”) shall be exchanged for (i) USD $200.00 in cash, (ii) 147.06 common shares (the “Proposed Transaction Shares”) of the Company, no par value (“Common Shares”), and (iii) a pro rata portion of the aggregate 5% Contingent Value Right payable in respect of all Subject Notes; and

$300 principal of Subject Notes shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture (or other Amended Note Documentation, as defined below) the principal terms of which are attached hereto as Exhibit B (“Amended Notes”).

`           The aggregate amounts of cash, Proposed Transaction Shares and the Contingent Value Percentage of Contingent Value Rights to be paid or issued to, and the principal amount of the Amended Notes held by, each Holder in respect of its Subject Notes is set forth on Exhibit A.

            Notwithstanding the foregoing or anything to the contrary herein (including in the Definitions section below), the form and substance of the documents that govern the terms of the Amended Notes, including whether such documents shall include a supplemental indenture or a new indenture, shall be determined in good faith by the Majority Holders and the Company (such final documentation, the “Amended Note Documentation”); provided, that in any event the Amended Note Documentation shall be based on and incorporate the principal terms set forth on Exhibit B hereto.

            1.2       The Company shall (x) pay to each Holder in cash the accrued and unpaid interest on the Subject Notes through the day immediately prior to the Proposed Transaction Closing Date, as defined below (the amount of such accrued and unpaid interest assuming a Proposed Transaction Closing Date of June 29, 2012 is set forth on Exhibit A hereto), and (y) issue to each Holder a CVR Certificate in the applicable Contingent Value Percentage as set forth on Exhibit A hereto.

            In addition, (i) on or prior to June 15, each Holder shall “put” to the Company for cash the principal amount of Retained Notes set forth in the last column on Exhibit A hereto in connection with the Repurchase Offer and (ii) on June 15, the Company shall pay to each Holder (and each Other Holder, as applicable) its pro rata portion of the Additional Cash Consideration.

Execution Copy

At the request of each Holder, the Company covenants and agrees to elect jointly with such Holder pursuant to section 85 of the Income Tax Act (Canada) (the "Act") in prescribed form and within the prescribed time for purposes of the Act, and shall therein agree in respect of the Transferred Notes referred to in such election that the Holder's proceeds of disposition and the Company's cost of such Transferred Notes shall be such amount as shall be determined by the Holder and is permitted under Section 85 of the Act (the "Elected Amount").  The Company and the Holder covenant and agree to file such election as required by the Act and the regulations thereunder so that it shall have full force and effect for purposes of the Act.

2.                     Alternate Transaction.  If Shareholder Approval is not obtained, then the Subject Notes shall be amended (the “Alternate Notes”) pursuant to the terms set forth in the Alternate Supplemental Indenture the principal terms of which are attached hereto as Exhibit D (the “Alternate Transaction”) on the Alternate Transaction Closing Date, as defined below; provided  that, notwithstanding the foregoing or anything to the contrary herein (including in the Definitions section below), the form of the documents that govern the terms of the Alternate Notes, including whether such documents shall include a supplemental indenture or a new indenture, shall be determined in good faith by the Majority Holders and the Company (such final documentation, the “Alternate Note Documentation”); provided further, that in any event the Alternate Note Documentation shall be based on and incorporate the principal terms set forth on Exhibit D hereto.

3.                     Closing.

3.1              Shareholder Approval Obtained by Shareholder Meeting Deadline Date.  If Shareholder Approval is obtained on or prior to the Shareholder Meeting Deadline Date, then, subject to the satisfaction or waiver of the other conditions set forth in Sections 4.1, 4.2 and 4.3, the Proposed Transaction shall be consummated (the “Proposed Transaction Closing”) on June 29, 2012 (the “Proposed Transaction Closing Date”); provided, that if Shareholder Approval has been so obtained but the Company believes in good faith that the Amended Note Documentation will not be timely finalized in order to permit the issuance of the Amended Notes to the Holders by June 29, 2012 (and the finalization of the Amended Note Documentation is or will be the only condition to closing that has not been satisfied or is not capable of being satisfied), then the Company may elect by notice (which may be made via email) to the Holders made no later than 5:00 p.m. New York time on the Shareholder Meeting Deadline Date to (x) close the transactions contemplated by Section 1.1 above, other than clause 1.1(b) on June 29, 2012, and (y) defer the closing of the transactions contemplated by clause 1.1(b) by such amount of time as is reasonably necessary to finalize the Amended Note Documentation, but in no event beyond July 31, 2012 (such date, the “Outside Date”).  For the avoidance of doubt, (i) the full amount of cash specified on Exhibit A must be actually received by each Holder by 12:00 p.m. New York time on June 29, 2012; (ii) the Company shall hold the meeting at which it seeks Shareholder Approval on or prior to June 27, 2012; and (iii) the Company will keep the Holders apprised of its preliminary determinations regarding the form and timing of finalizing the Amended Note Documentation in advance of the date of such Shareholder meeting. The Company will provide the PT Company Closing Deliverables to the Holders at least two Business Days in advance of the Proposed Transaction Closing Date.  The Proposed Transaction Closing shall occur at 10:00 am Pacific time, at the offices of Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201 or such other time and place as agreed by the Parties (the “Closing Location”).

3.2              Meeting Held by Shareholder Meeting Deadline Date but Shareholder Approval Not Obtained.  If a meeting of Shareholders has been held at which approval of the Proposed Transaction has been sought as provided herein on or prior to the Shareholder Meeting Deadline Date, but Shareholder Approval is not obtained by such date, then, subject to the satisfaction or waiver of the other conditions set forth in Sections 4.4, 4.5 and 4.6, the Alternate Transaction shall be consummated (the “Alternate Transaction Closing”; the Proposed Transaction Closing and the Alternate Transaction Closing are sometimes referred to as the “applicable Closing”) on June 29, 2012 (the “Alternate Transaction Closing Date”; the Proposed Transaction Closing Date and the Alternate Transaction Closing Date are sometimes referred to as the “applicable Closing Date”); provided, that if the Company believes in good faith that the Alternate Note Documentation will not be timely finalized in order to permit the issuance of the Alternate Notes to the Holders by June 29, 2012 (and the finalization of the Alternate Note Documentation is or will be the only condition to closing that has not been satisfied or is not capable of being satisfied), then the Company may elect by notice (which may be made via email) to the Holders made no later than 5:00 p.m. New York time on the date on which the meeting of Shareholders was held at which approval of the Proposed Transaction had been sought to defer the closing of the transactions contemplated by Section 2 by such amount of time as is reasonably necessary to finalize the Alternate Note Documentation, but in no event beyond the Outside Date. The Company will provide the AT Company Closing Deliverables to the Holders at least two Business Days prior to the Alternate Transaction Closing Date.  The Alternate Transaction Closing shall occur at the Closing Location at 10:00 a.m. Pacific time or such other time as agreed by the Parties.

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3.3              Shareholder Approval Obtained, but Not by Shareholder Meeting Deadline Date.  If Shareholder Approval is obtained after the Shareholder Meeting Deadline Date, but prior to the Outside Date, then, subject to the satisfaction or waiver of the other conditions set forth in Sections 4.1, 4.2 and 4.3, the Proposed Transaction Closing shall occur on the earlier of (i) two Business Days following the date of such Shareholder Approval or (ii) the Outside Date (in either case, the “Deferred PT Closing Date”); provided, that if Shareholder Approval has been so obtained but the Company believes in good faith that the Amended Note Documentation will not be timely finalized in order to permit the issuance of the Amended Notes to the Holders by the Deferred PT Closing Date (and the finalization of the Amended Note Documentation is or will be the only condition to closing that has not been satisfied or is not capable of being satisfied), then the Company may elect by notice (which may be made via email) to the Holders made no later than 5:00 p.m. New York time on the date on which Shareholder Approval is obtained to (x) close the transactions contemplated by Section 1.1 above other than clause 1.1(b) on the Deferred PT Closing Date, and (y) defer the closing of the transactions contemplated by clause 1.1(b) by such amount of time as is reasonably necessary to finalize the Amended Note Documentation, but in no event beyond the Outside Date.  For the avoidance of doubt, (i) the full amount of cash specified on Exhibit A must be actually received by each Holder by 12:00 p.m. New York time on the Deferred PT Closing Date; and (ii) the Company will keep the Holders apprised of its preliminary determinations regarding the form and timing of finalizing the Amended Note Documentation in advance of the date of such Shareholder meeting.  The failure of the Company to hold the meeting at which it seeks Shareholder Approval on or prior to the Shareholder Meeting Deadline Date shall be a breach of this Restructuring Agreement and the Company shall pay to each Holder, as liquidated damages and not a penalty, such Holder’s pro rata portion of the Meeting Liquidated Damages payable in respect of such Holder’s holdings of Subject Notes; provided, that payments of any Meeting Liquidated Damages owing shall be made on the earlier to occur of (A) the date on which the meeting is held at which Shareholder Approval is sought and (B) every fifth Business Day from the Shareholder Meeting Deadline Date through the date on which the meeting is held at which Shareholder Approval is sought.  The Company will provide the PT Company Closing Deliverables to the Holders at least two Business Days in advance of the Deferred PT Closing Date.  The Proposed Transaction Closing shall occur at the Closing Location at 10:00 am Pacific time or such other time as agreed by the Parties.

3.4       Meeting Not Held by Shareholder Meeting Deadline Date and Shareholder Approval Not Obtained.  If a meeting of Shareholders has been held at which approval of the Proposed Transaction has been sought as provided herein but such meeting has not been held on or prior to the Shareholder Meeting Deadline Date, and Shareholder Approval is not obtained at such meeting, then, subject to the satisfaction or waiver of the other conditions set forth in Sections 4.4, 4.5 and 4.6, the Alternate Transaction Closing shall occur on the earlier of (x) two Business Days following the date of such meeting or (y) the Outside Date (in either case, the “Deferred AT Closing Date”).  The failure of the Company to hold the meeting at which it seeks Shareholder Approval on or prior to the Shareholder Meeting Deadline Date shall be a breach of this Restructuring Agreement and the Company shall pay to each Holder, as liquidated damages and not a penalty, such Holder’s pro rata portion of the Meeting Liquidated Damages payable in respect of such Holder’s holdings of Subject Notes; provided, that payments of any Meeting Liquidated Damages owing shall be made on the earlier to occur of (A) the date on which the meeting is held at which Shareholder Approval is sought and (B) every fifth Business Day from the Shareholder Meeting Deadline Date through the date on which the meeting is held at which Shareholder Approval is sought.  The Company will provide the AT Company Closing Deliverables to the Holders at least two Business Days prior to the Deferred AT Closing Date.  The Alternate Transaction Closing shall occur at the Closing Location at 10:00 a.m. Pacific time or such other time as agreed by the Parties.  Notwithstanding the foregoing or anything to the contrary herein, if the Alternate Transaction Closing has not occurred by August 15, 2012 (the “Drop-Dead Date”), for any reason, including the failure of the condition in Section 4.4(a) to have been satisfied by such date, each Holder (and each Other Holder, as applicable) may elect to have the Company redeem any or all of the Notes held by it on the Drop-Dead Date in accordance with the terms of the Indenture by providing written notice of such election within 30 days of the Drop Dead Date; provided, that the Company shall in all events use its reasonable best efforts to cause the Alternate Transaction Closing to occur by the Drop-Dead Date.  Any election by any Holder to cause the Company to redeem the Notes held by such Holder shall be in addition to any other remedy that such Holder may have pursuant to the terms of this Restructuring Agreement or in law or equity and shall not prejudice or otherwise impair any remedy available to such Holder.

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4.                  Conditions Precedent

4.1        Conditions Precedent of all Parties to the Proposed Transaction.  The obligations of the Company and each Holder to consummate the Proposed Transaction are subject to the satisfaction of the following conditions:

(a)                Shareholder Approval.  Shareholder Approval shall have been obtained.

(b)               No Prohibition.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or Governmental Authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of the Proposed Transaction.

4.2        Conditions Precedent of the Holders to the Proposed Transaction.  The obligation of each Holder to consummate the Proposed Transaction are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be delivered to the Holders.  Each Holder shall have received the following, each dated the Proposed Transaction Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Holders:

(i)                 the Supplemental Indenture, duly executed by the Company and the Indenture Trustee, or other Amended Note Documentation, duly executed by the Company and applicable trustee, as applicable;

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(ii)               the CVR Certificate representing its Contingent Value Rights for the Holder’s applicable Contingent Value Percentage, duly executed and delivered by the Company;

(iii)             certified copies of the resolutions of the Board approving this Restructuring Agreement, the Proposed Transaction, the Supplemental Indenture (or other Amended Note Documentation), the form of CVR Certificate and the Amendment to the Shareholder Rights Plan, and certified copies of all documents evidencing other reasonably necessary corporate action and governmental approvals, if any, with respect to the Proposed Transaction;

(iv)             a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of such the Company authorized to sign the Restructuring Agreement, the Supplemental Indenture (or other Amended Note Documentation), the CVR Certificate, the Amendment to the Shareholder Rights Plan and the other documents to be delivered hereunder;

(v)               certified copies of the Certificate or Articles of Incorporation (certified by the Secretary of State of the applicable state of incorporation) dated at least within ten Business Days of the applicable Closing Date or such earlier date as is reasonable, and bylaws, each as amended to date, of the Company;

(vi)             a legal opinion of (i) Baker & McKenzie LLP in a form to be agreed by the Parties, acting reasonably, and (ii) Norton Rose Canada LLP (and/or Yukon counsel, as applicable) in a form to be agreed by the Parties, acting reasonably;

(vii)           an Officer’s Certificate certifying as to the matters addressed in clauses 4.2(b)-(f) below; and

(viii)         such other documents, agreements or information as a Holder may reasonably request (all documents and other deliverables contemplated by this Section 4.2(a) are referred to as the “PT Company Closing Deliverables”).

(b)               Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Proposed Transaction Closing Date.

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(d)               No litigation.  No litigation has been initiated which, if determined in an adverse manner, would materially impair the ability of the Proposed Transaction to be completed.

(e)                Amended Notes.  The Amended Notes shall be eligible for clearance and settlement through DTC and the Company shall have obtained CUSIP numbers for the Amended Notes.

(f)                Annual and Special Meeting.  The Company shall have held its annual and special meeting of Shareholders and the Amendment to the Shareholder Rights Plan shall have been approved by the Shareholders or the Company Shareholder Rights Plan shall have otherwise terminated in accordance with Section 5.2.

4.3              Conditions Precedent of the Company to the Proposed Transaction.  The obligations of the Company to consummate the Proposed Transaction are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be Delivered to the Company.  The Company shall have received from each Holder the following, each dated the applicable Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Company:

(i)                 the CVR Certificate, duly executed and delivered by each Holder; and

(ii)               such other documents, agreements or information as the Company may reasonably request.

(b)               Representations and Warranties.  The representations and warranties of each Holder set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  Each Holder shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Proposed Transaction Closing Date.

4.4              Conditions Precedent of all Parties to the Alternate Transaction.  The obligations of the Company and each Holder to consummate the Alternate Transaction are subject to the satisfaction of the following conditions:

(a)                No Prohibition.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or Governmental Authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of the Alternate Transaction.

4.5              Conditions Precedent of the Holders to the Alternate Transaction.  The obligations of each Holder to consummate the Alternate Transaction are subject to the satisfaction or waiver of the following conditions:

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(a)                Certain Documents to be delivered to the Holders.  Each Holder shall have received the following, each dated the Alternate Transaction Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Holders:

(i)                 the Alternate Supplemental Indenture, duly executed by the Company and the Indenture Trustee, or other Alternate Note Documentation, executed by the Company and the applicable trustee, as applicable;

(ii)               certified copies of the resolutions of the Board approving this Restructuring Agreement, the Alternate Transaction, the Alternate Supplemental Indenture (or other Alternate Note Documentation) and the Amendment to the Shareholder Rights Plan, and certified copies of all documents evidencing other reasonably necessary corporate action and governmental approvals, if any, with respect to the Alternate Transaction;

(iii)             a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of such the Company authorized to sign the Restructuring Agreement, the Alternate Supplemental Indenture (or other Alternate Note Documentation), the Amendment to the Shareholder Rights Plan and the other documents to be delivered hereunder;

(iv)             certified copies of the Certificate or Articles of Incorporation (certified by the Secretary of State of the applicable state of incorporation) dated at least within ten Business Days of the applicable Closing Date or such earlier date as is reasonable, and bylaws, each as amended to date, of the Company;

(v)               a legal opinion of (i) Baker & McKenzie LLP in a form to be agreed by the Parties, acting reasonably, and (ii) Norton Rose Canada LLP (and/or Yukon counsel, as applicable) in a form to be agreed by the Parties, acting reasonably;

(vi)             an Officer’s Certificate certifying as to the matters addressed in clauses 4.5(b)-(e) below; and

(vii)           such other documents, agreements or information as a Holder may reasonably request (all documents and other deliverables contemplated by this Section 4.5(a) are referred to as the “AT Company Closing Deliverables”).

(b)               Representations and Warranties.  The representations and warranties of the Company set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true as of such date in all material respects).

(c)                Covenants.  The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Alternate Transaction Closing Date.

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(d)               Alternate Notes.  The Alternate Notes shall be eligible for clearance and settlement through DTC and the Company shall have obtained CUSIP numbers for the Amended Notes.

(e)                Annual and Special Meeting.  The Company shall have held its annual and special meeting of Shareholders and the Amendment to the Shareholder Rights Plan shall have been approved by the Shareholders or the Company Shareholder Rights Plan shall have otherwise terminated in accordance with Section 5.2.

4.6              Conditions Precedent of the Company to the Alternate Transaction.  The obligations of the Company to consummate the Alternate Transaction are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be Delivered to the Company.  The Company shall have received from each Holder such documents, agreements or information as the Company may reasonably request.

(b)               Representations and Warranties.  The representations and warranties of each Holder set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  Each Holder shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Proposed Transaction Closing Date.

5.                  Affirmative Covenants.

5.1              Shareholder Approval of Proposed Transaction.  The Company shall use its reasonable best efforts to hold its 2012 annual and special meeting of Shareholders (“Annual Meeting”) on or prior to June 27, 2012, at which Shareholder Approval shall be requested by the Company; provided  that in any event, the Company shall hold a meeting at which Shareholder Approval is sought for the Proposed Transaction on or before June 27, 2012 (whether or not the Annual Meeting is held by such date), and use its reasonable best efforts to obtain Shareholder Approval at such meeting.  The Company, through the Board, shall recommend approval of the Proposed Transaction at such meeting and shall solicit from the Shareholders proxies in favor of the Proposed Transaction.

5.2              Amendment to Company Shareholder Rights Plan.  The Company will submit to the vote of the Shareholders at its Annual Meeting or a special meeting to be held prior to the Annual Meeting (the Annual Meeting or such special meeting shall be held on or prior to June 27, 2012) an amendment to the Company Shareholder Rights Plan in the form previously provided to the Holders and reflecting in all material respects the Holders’s comments thereto (the “Amendment to the Shareholder Rights Plan”) to modify the provisions thereof to exempt application of the Company Shareholder Rights Plan to the Proposed Transaction and the Alternate Transaction.  The Amendment proposal shall be mutually satisfactory to the Holders and the Company, and for greater certainty will exempt application of the Company Shareholder Rights Plan to the delivery of the Common Shares pursuant to the transactions set forth in this Restructuring Agreement, and any subsequent Change of Control (as defined in the Company Shareholder Rights Plan, as amended) that may result from any Holder converting any Notes, Amended Notes or Alternate Notes or otherwise acquiring additional shares pursuant to the transactions described herein, or receiving payment pursuant to the Contingent Value Right.  For the avoidance of doubt, the Parties acknowledge and agree that, pursuant to the terms of the Company Shareholder Rights Plan, if the Amendment to the Shareholder Rights Plan is not approved at an annual meeting held on or before June 30, 2012, then the Company Shareholder Rights Plan will terminate automatically pursuant to and in accordance with its terms effective as of the date of such annual meeting.

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5.3        Publicity.  Prior to the applicable Closing, the Company may make public announcements regarding the Restructuring Transaction which the Company reasonably believes are required by Applicable Law or as contemplated by the terms of this Restructuring Agreement. Prior to making any public announcement regarding the Restructuring Transaction, the Company will provide each Holder a reasonable opportunity to review and comment on such public announcements and cooperate with each Holder in good faith to incorporate any reasonable comments by such Holder. Prior to the Closing, Holders shall not make any public announcement regarding the Restructuring Transaction, except as may be required by Applicable Law, in which case the Holder proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the Company before making any such public announcements.  On or before the first Business Day following execution of this Restructuring Agreement, the Company shall publicly disclose the material terms hereof in compliance with all applicable securities regulations.

5.4              [Reserved]

5.5              Board of Director Composition. Steelhead shall not, either alone or in concert with others, take any action to remove or replace, or vote for the election of any individual seeking to replace, any member of the Board or Company’s management until, but not including, the earlier of June 30, 2013 or the 2013 annual meeting of the Company. Notwithstanding the foregoing, (i) with respect to any individual director, Steelhead shall not be bound by the foregoing in the event that such director breaches his or her fiduciary duty as a director of the Company, and (ii) Steelhead shall not be bound by the foregoing in the event that the Company breaches in any material respect any of its obligations hereunder or as set forth in any other agreement contemplated herein.

5.6              Future Distributions.  Subject to applicable regulatory requirements regarding capital and reserves for operating expenses and taxes, the Company agrees to distribute a substantial majority (calculated net of payments under the CVR Certificate and the deductions applicable to such payments thereunder) of the proceeds of any award or settlement relating to the Brisas Project to its shareholders promptly following each receipt (if more than one) thereof.

5.7                Transfer Restrictions.  Each Holder agrees not to sell or otherwise dispose of, directly or indirectly, any Notes held by it other than pursuant to this Restructuring Agreement or pursuant to the Right of Repurchase on the Repurchase Date; provided,  that the foregoing restriction shall cease to apply on the first Business Day following the Proposed Transaction Closing Date or Alternate Transaction Closing Date, as applicable (or, in the event the Alternate Transaction Closing does not occur prior to July 31, 2012, on such date).

5.8              Repurchase.  Except as otherwise provided in Section 3.4, the Company shall not exercise any right it may have under Section 14.07 of the Indenture to satisfy its obligation to pay all or any portion of the Repurchase Price for the Notes held by the Holders or Other Holders in Common Shares. On or prior to June 15, each Holder shall only “put” to the Company for cash the principal amount of Retained Notes set forth in the last column on Exhibit A hereto in connection with the Repurchase Offer.

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5.9              No Redemption.  The Company shall not exercise any right of redemption with respect to Notes held by Holders under Section 5.01 of the Indenture or otherwise; provided, that the foregoing shall not apply to the Amended Notes or the Alternate Notes (which may only be redeemed in accordance with the terms set forth on Exhibits B and D hereto), or the Notes held by the Other Holders who do not participate in the Proposed Transaction.

5.10          Registration.  The Company shall, in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the SEC a shelf registration statement on Form F-1 or Form F-3 or other suitable or successor form (the “Shelf Registration Statement”) providing for the resale from time to time by the holders of the following Securities: (i) the Proposed Transaction Shares, (ii) any Common Shares to be issued pursuant to the Contingent Value Rights, (iii) any Common Shares to be received upon redemption of the existing Notes in accordance with Section 3.4, (iv) the Amended Notes or Alternate Notes, as applicable, and (v) any Common Shares issuable upon conversion of the Amended Notes or Alternate Notes, as applicable, within 45 days following the applicable Closing Date, and thereafter use its commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective by the SEC within 180 days following the applicable Closing Date (the “Shelf Registration Deadline Date”).  The failure by the Company to cause the Shelf Registration Statement to be declared effective by the SEC by the Shelf Registration Deadline Date shall be a breach of this Restructuring Agreement and the Company shall pay to each Holder, as liquidated damages and not a penalty, such Holder’s pro rata portion of the Registration Liquidated Damages payable in respect of such Holder’s holdings of Subject Notes; provided, that payments of any Registration Liquidated Damages owing shall be made on the earlier to occur of (A) the date on which the Shelf Registration Statement is declared effective by the SEC and (B) every fifth Business Day from the Shelf Registration Deadline Date through the date on which the Shelf Registration Statement is declared effective by the SEC.

5.11          Other Noteholders.  The Company shall not offer to any Other Holder treatment with respect to the Notes which is more favorable to such Other Holder than the treatment provided to Holders in accordance with the terms hereof.  Each Holder acknowledges that the Company has disclosed in the materials related to the Repurchase Offer referred to above that the terms of the Restructuring Transaction will be made available to all Other Holders, such that the Other Holders will be able to elect to restructure some, all or none of the Notes held by them in accordance with the terms thereof, all on the same terms as made available to the Holders.

6.                  Events Of Default; Termination.

6.1        Events of Default of the Company.  The occurrence of any of the following shall constitute an Event of Default with respect to the Company:

(a)                the Company fails to perform or observe any agreement, covenant, term or condition contained herein, and such failure, if able to be remedied, continues unremedied for a period of five (5) days (or such shorter amount of time remaining prior to the applicable Closing Date) after written notice thereof is given by the Majority Holders to the Company (and the Majority Holders have not subsequently agreed to waive such Event of Default, in their sole discretion); provided, that the failure of the Company to hold a Shareholder meeting on or prior to June 27, 2012 at which the Proposed Transaction has been presented to Shareholders shall constitute an immediate Event of Default; or

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(b)               the Company makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due; or

(c)                any decree or order for relief in respect of the Company is entered under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law, whether now or hereafter in effect (the “Bankruptcy Law”), of any jurisdiction; or

(d)               the Company petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Company, or of any substantial part of the assets of the Company, or commences a voluntary case under the Bankruptcy Law of the United States or any other jurisdiction or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a wholly-owned Subsidiary) relating to the Company under the Bankruptcy Law of any other jurisdiction; or

(e)                any such petition or application is filed, or any such proceedings are commenced, against the Company and the Company by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than 60 days; or

(f)                any order, judgment or decree is entered in any proceedings against the Company decreeing the dissolution of the Company and such order, judgment or decree remains unstayed and in effect for more than 30 days.

6.2        Events of Default of a Holder.  The occurrence of any of the following shall constitute an Event of Default with respect to a Holder:

(a)                such Holder fails to perform or observe any agreement, covenant, term or condition contained herein, and, if able to be remedied, such failure continues unremedied for a period of five (5) days (or such shorter amount of time then remaining prior to the applicable Closing Date) after written notice thereof is given such Holder; or

(b)               such Holder makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due; or

(c)                any decree or order for relief in respect of such Holder is entered under any Bankruptcy Law of any jurisdiction; or

(d)               such Holder petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Company, or of any substantial part of the assets of such Party, or commences a voluntary case under the Bankruptcy Law of the United States or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a Subsidiary) relating to such Holder under the Bankruptcy Law of any other jurisdiction; or

(e)                any such petition or application is filed, or any such proceedings are commenced, against such Holder and that Holder by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than 60 days; or

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(f)                any order, judgment or decree is entered in any proceedings against such Holder decreeing the dissolution of that Party and such order, judgment or decree remains unstayed and in effect for more than thirty (30) days.

6.3              Termination by Mutual Consent. This Restructuring Agreement may be terminated at any time prior to the Closing Date by the mutual written consent of the Company and the Holders.

6.4              Termination by the Company.  This Restructuring Agreement may be terminated at any time prior to the Closing Date by the Company with respect to a Holder upon the occurrence of an Event of Default by such Holder.  If the Company terminates this Restructuring Agreement with respect to any Holder, the Company shall immediately notify the other Holders.  Any such termination shall not affect the liability of the breaching Party.

6.5              Termination by a Holder.  This Restructuring Agreement may be terminated at any time prior to the Closing Date by the Holders as follows:  (i) by the Majority Holders upon the occurrence of an Event of Default of the Company set forth in Section 6.1(a); (ii) by any Holder upon the occurrence of an Event of Default of the Company set forth in Section 6.1(b) – (f); or (iii) by any Holder with respect to such Holder if (x) the Company terminates the Restructuring Agreement with respect to any other Holder pursuant to Section 6.4 or (y) the Alternate Transaction has not closed by the Drop-Dead Date, other than as a result of the breach of such Holder.  Any such termination shall not affect the liability of the breaching Party or the Company’s obligation to redeem the Notes as provided in Section 3.4 above upon the election of the Holder.

7.                     Representations, Covenants And Warranties of the Company.  The Company represents, covenants and warrants as follows:

7.1        Organization; Power and Authority.  The Company is a corporation duly organized and validly existing in good standing under the laws of its state of incorporation, and is duly licensed and in good standing as a foreign corporation in each jurisdiction in which the nature of the business transacted or the property owned is such as to require licensing or qualification as a foreign corporation.  As of the date hereof, the Board has approved this Restructuring Agreement and all of the transactions contemplated hereby, and the Company has taken all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Restructuring Agreement and all of the transactions contemplated hereby.  The Company has the power and authority to execute and deliver this Restructuring Agreement and each document contemplated hereby and to perform its obligations hereunder and thereunder.  This Restructuring Agreement has been duly executed and delivered by the Company as of the date hereof and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, and each document contemplated hereby has been, or will be prior to the applicable Closing Date, duly executed and delivered by the Company and constitutes, or will constitute prior to the applicable Closing Date, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.  All consents, approvals and authorizations required on the part of the Company in connection with the execution, delivery and performance of this Restructuring Agreement have been obtained and are effective as of the date hereof, and all consents, approvals and authorizations required on the part of the Company in connection with each document contemplated hereby have been obtained and will be effective as of the applicable Closing Date.  The entry by the Company into this Restructuring Agreement and each document contemplated hereby has not, and will not, violate or conflict with or result in any breach or default under the organizational documents of the Company, any agreement or instrument to which it or any of its subsidiaries or any of their assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Company or any of its subsidiaries.

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7.2        Securities to be Issued to the Holders.  The Securities amended by and to be issued to the Holders pursuant this Restructuring Agreement and each document contemplated hereby have been duly authorized by the Company and will be, upon execution, valid and binding obligations of the Company, enforceable in accordance with their respective terms.

7.3        Brisas Project. There is no information regarding the Arbitration Proceeding that has not been publicly disclosed that could have a material adverse impact on the Company or its prospects.

7.4        Regulatory Approval. The Company has informed the TSX Venture Exchange and the NYSE Amex of the principal terms set forth in this Restructuring Agreement and neither has indicated that it will object to or challenge the terms hereof or that any other approvals are required in respect hereof.  No approvals are required form any other Governmental Authority.

7.5        Broker Fees.  The Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Restructuring Agreement or the consummation of the Restructuring Transaction.

7.6              Management Support.  The Company has obtained from its officers and directors a support agreement in the form attached hereto as Exhibit E, pursuant to which such persons have committed to vote in favor of the Proposed Transaction.

7.7              Company Employees.  The Company has obtained from its employees and directors (i) waivers in the form attached hereto as Exhibit F, such that the sum total of all change of control payments triggered by the Proposed Transaction (including the acceleration of any stock option, bonus or other award pursuant to any equity compensation plan or other bonus plan) that are payable (or potentially payable, if a termination of employment or other similar event is a further condition to the Company’s payment obligation) will be less than $2,000,000 in the aggregate (including the effect of any tax “gross-up” payments). Any employee or director who does not execute such a waiver (or substantially similar waiver) will not be eligible to participate in any future equity compensation plan or bonus plan.

8.                     Representations, Covenants And Warranties of the Holders.  Each Holder, severally and not jointly, represents and warrants as follows with respect to itself:

8.1              Organization; Power and Authority.  Holder is an entity duly organized and validly existing in good standing under the laws of its state of organization.  As of the date hereof, this Restructuring Agreement and all of the transactions contemplated hereby have been approved by the requisite governing person or body of Holder, to the extent applicable and required, and Holder has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Restructuring Agreement and the transactions contemplated hereby.  Holder has the power and authority to execute and deliver this Restructuring Agreement and each document contemplated hereby to be executed by it and to perform its obligations hereunder and thereunder. This Restructuring Agreement has been duly executed and delivered by Holder as of the date hereof and constitutes a valid and binding obligation of Holder, enforceable against Holder in accordance with its terms, and each document contemplated hereby to be executed by it has been, or will be prior to the applicable Closing Date, duly executed and delivered by the Holder and constitutes, or will constitute prior to the applicable Closing Date, a valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms.  All consents, approvals and authorizations required on the part of the Holder, if any, in connection with the execution, delivery and performance of this Restructuring Agreement have been obtained and are effective as of the date hereof, and all consents, approvals and authorizations required on the part of Holder, if any, in connection with each document contemplated hereby have been obtained and will be effective as of the applicable Closing Date.  The entry by the Holder into this Restructuring Agreement and each document contemplated hereby has not, and will not, violate or conflict with or result in any breach or default under the organizational documents of the Holder, any agreement or instrument to which it or any of its assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Holder.

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8.2        Investment.

(a)                Holder is an “accredited investor” as such term is used in Regulation D under the Securities Act;

(b)               The name and address of the entity through which each Holder holds any Subject Notes is set forth on Schedule I, and such information set forth on Schedule I is true and correct in all material respects.

(c)                Holder acknowledges that no person has been authorized to give any information or to make any representation concerning the Company or the Securities, if any, other than information made available by the Company on www.sec.gov, www.sedar.com, or www.goldreserveinc.com;

(d)               Holder understands and accepts that an investment in the Securities involves various risks, including the risks outlined in the public filings made by the Company with the U.S. Securities and Exchange Commission pursuant to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act of 1934, as amended and the rules and regulations adopted by the Commission thereunder (collectively, the “Securities Documents”); and

(e)                Holder is familiar with the business and financial condition and operations of the Company, all as generally described in the Securities Documents.

8.3        Contingent Value Rights.

(a)                Holder is acquiring the Contingent Value Rights solely for its own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Contingent Value Rights;

(b)               Holder understands that the Contingent Value Rights have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon Holder’s investment intent and of the other representations made by Holder in this Restructuring Agreement;

(c)                Holder understands that the Contingent Value Rights are “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the Commission provide in substance that Holder may dispose of the Contingent Value Rights only pursuant to an effective registration statement under the Securities Act or an exemption therefrom.

(d)               Holder agrees: (i) it will not sell, assign, pledge, give, transfer or otherwise dispose of the Contingent Value Rights, or any interest therein, or make any offer or attempt to do any of the foregoing, except in a transaction registered under the Securities Act and all applicable state securities laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable state securities laws; (ii) that the CVR Certificate will bear a legend making reference to the foregoing restrictions; and (iii) that the Company shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions.

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8.4        Broker Fees.  Holder has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of Holder to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Restructuring Agreement or the consummation of the Restructuring Transaction.

9.                     Definitions.  For the purpose of this Restructuring Agreement, the terms defined in the introductory sentence and elsewhere in this Restructuring Agreement shall have the respective meanings specified therein, and the following terms shall have the meanings specified with respect thereto below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

9.1        Terms.

            “Additional Cash Consideration” means an amount equal to (x) $500,000, plus (y) $500,000 multiplied by a fraction, the numerator of which is the aggregate amount of Notes tendered by the Other Holders for participation in the Proposed Transaction as contemplated by Section 5.11 and the denominator of which is the aggregate amount of Notes held by all Other Holders.

            “Alternate Supplemental Indenture” means the Supplemental Indenture, in the form attached hereto as Exhibit D, made pursuant to the Indenture, subject to such modifications required by the Indenture Trustee and reasonably acceptable to the Majority Holders.

            “Applicable Law” means any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S.

            “Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the Proceeds received by the Company or its affiliates from a sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.

            “Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

            “Brisas Project” has the meaning set forth in the Securities Documents.

            “Business Day” means any day on which banks are open for business in New York City (other than a legal holiday in Canada).

            “Company Shareholder Rights Plan” means the 2009 Shareholder Rights Plan Agreement.

            “Contingent Value Percentage” means, for each holder, the percentage of Contingent Value Rights set forth on Exhibit A hereto.

            “Contingent Value Right” means, with respect to each Holder, the contingent value right entitling the holder thereof to, among other rights, the applicable Contingent Value Percentage of Proceeds received by the Company, net of certain deductions, with respect to an Arbitration Award and a Mining Data Sale, as further described in the CVR Certificate.

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            “CVR Certificate” means the Contingent Value Rights Certificate, substantially in the form of Exhibit C attached hereto, issued by the Company to each Holder.

            “Governmental Authority” means any foreign governmental authority, the United States of America, any State of the United States, and any political subdivision of any of the foregoing, and any central bank, agency, department, commission, board, bureau, court or other tribunal having jurisdiction over the holder of any Note, any Party or their respective Property.

            “Majority Holders” means Steelhead Navigator Master, L.P. and either of the other two Holders party hereto.

            “Meeting Liquidated Damages” means an amount equal to (x) $125,000, multiplied by (y) the number of Business Days from the fifth Business Day following the Shareholder Meeting Deadline Date through the date on which the meeting is held at which Shareholder Approval is sought.

            “Mining Data” means the mine data base relating to the Brisas Project which consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

            “Mining Data Sale” means the sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data.

            “Officer’s Certificate” means a certificate signed in the name of a Party by its President, one of its Vice Presidents or its Treasurer.

            “Person” means and includes an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization and a government or any department or agency thereof.

            “Proceeds” means the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by the Company arising out of, in connection with or with respect to an Arbitration Award or Mining Data Sale, as applicable; provided that, for the purposes of calculating Proceeds, any consideration received by any affiliate of the Company in connection with an Arbitration Award or Mining Data Sale, as the case may be, shall be deemed to have been received by the Company.

            “Property” means any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

            “Registration Liquidated Damages” means an amount equal to (x) $10,000, multiplied by (y) the number of Business Days from the Shelf Registration Deadline Date through the date on which the Shelf Registration Statement is declared effective by the SEC.

            “SEC” means the United States Securities and Exchange Commission

            “Securities” means the Notes, Amended Notes, Alternate Notes, Common Shares and Contingent Value Rights, and securities issued pursuant to conversion of the foregoing, as applicable.

            “Securities Act” means the Securities Act of 1933, as amended.

            “Steelhead” means Steelhead Navigator Master, L.P.

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            “Supplemental Indenture” means the supplemental indenture, in the form attached hereto as Exhibit B, made pursuant to the Indenture, subject to such modifications required by the Indenture Trustee and reasonably acceptable to the Majority Holders.

            “Tribunal” means any municipal, state, commonwealth, federal, foreign, territorial or other sovereign, governmental entity, governmental department, court, commission, board, bureau, agency or instrumentality.

9.2        Terms Not Defined in this Restructuring Agreement.  Capitalized terms used and not defined herein have the respective meanings given such terms in the Indenture.

10.              Miscellaneous.

10.1    Reasonable Best Efforts; Further Assurances.  Each Party shall use its reasonable best efforts to satisfy each of the conditions to be satisfied by it as provided in this Restructuring Agreement.  Each Party hereby agrees to execute and deliver such documents and take such other actions as reasonably requested in connection with the transactions contemplated by this Restructuring Agreement (including without limitation, if the Proposed Transaction is not consummated, taking customary measures to timely implement the grant and perfection of liens securing the Alternate Notes and providing an opinion of counsel as to the perfection of such liens at the applicable Closing Date, subject to the deferral for a period of time reasonably agreed by the Parties (not to exceed 30 days unless otherwise agreed by the Holders) to perfect such liens as cannot reasonably be perfected by the applicable Closing Date).

10.2    Indemnification.

(a)                The Company shall indemnify the Holders from and against any and all losses, claims, damages, expenses (including without limitation reasonable attorneys’ fees and expenses) or other liabilities (“Losses”) resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Restructuring Agreement, in each case as incurred.  For the avoidance of doubt, Losses include any diminution in value of the Securities issued pursuant to this Restructuring Agreement in addition to Losses incurred as a result of or in connection with third-party claims, in each case resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Restructuring Agreement.

(b)               Each Holder shall severally, and not jointly, indemnify the Company from and against any and all Losses resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by such Holder in this Restructuring Agreement, in each case as incurred.

10.3    Successors And Assigns; Assignment.  All covenants and agreements in this Restructuring Agreement by the Company shall bind its successors and assigns, whether so expressed or not.  No Party hereto may assign its rights and obligations, in whole or in part, to any Person.

10.4    Confidentiality.  The Non-Disclosure Agreements previously executed between the Company and each Holder shall be terminated effective as of the date hereof, except to the extent that by its terms any such Non-Disclosure Agreement survives termination; provided  that any Holder will be free, after notice to the Company, to correct any false or misleading information which may become public concerning the relationship of such holder to the Company; and provided  further that the Company shall not disclose the individual holdings of any Holder (although it may disclose the aggregate holdings of the Holders) other than as required by relevant securities laws in connection with the Schedule TO and any applicable Canadian laws.

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10.5    Specific Performance.  The Company acknowledges and agrees that (a) irreparable damage to the Holders would occur in the event that any of the provisions of this Restructuring Agreement are not performed in accordance with their specific terms or are otherwise breached, and (b) remedies at law would not be adequate to compensate the Holders. Accordingly, the Company agrees that the Holders shall have the right, in addition to any other rights and remedies existing their favor, to enforce their rights hereunder by an action or actions for specific performance. The right to specific performance shall exist notwithstanding, and shall not be limited by, any other provision of this Restructuring Agreement.

10.6    Notices.  All notices or other communications provided for hereunder shall be in writing and sent by first class mail or nationwide overnight delivery service (with charges prepaid) and (i) if to Holder, addressed to Holder at the address specified for such communications on the signature page hereof, or at such other address as Holder shall have specified to the Company in writing, and (ii) if to the Company, addressed to it at Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201 Attn: Rockne J. Timm, or at such other address as the Company shall have specified to you in writing.

10.7    Amendments and Waivers. This Restructuring Agreement may be amended only in a writing signed by each Party.  Any waiver must be in writing and executed by the Party against which the enforcement of such waiver is sought.

10.8    Governing Law.  This Restructuring Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Restructuring Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

10.9    Waiver Of Jury Trial; Consent To Jurisdiction.

(i)                 EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUR OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED THEREBY.

(ii)               ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS RESTRUCTURING AGREEMENT OR ANY TRANSACTIONS RELATING HERETO OR THERETO, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF THE COMPANY OR THE OTHER PARTIES HERETO SHALL BE DETERMINED BY BINDING ARBITRATIONS IN SEATTLE, WASHINGTON ADMINISTERED BY THE AMERICAN ARBITRATION ASSOCIATIONS PURSUANT TO ITS RULES (http://www.adr.org), AND EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID ARBITRATION TRIBUNAL.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY OBJECTIONS, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS.

10.10Severability.  In case any provision in this Restructuring Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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10.11Effect Of Headings And Table Of Contents.  The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

10.12Counterparts.  This Restructuring Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument..

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            If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this letter and return the same to the Company, whereupon this letter shall become a binding agreement between the Company and you.

Very truly yours,

GOLD RESERVE INC.

By: _____________________________

        Name:

        Title:

The foregoing Restructuring Agreement is hereby accepted as of the date first above written.

STEELHEAD NAVIGATOR MASTER, L.P.

            By:  Steelhead Partners LLC, in its capacity as Investment Manager

By:___________________________

Name:

Title:

[Signature Page to the Subordinated Note Restructuring Agreement]

The foregoing Restructuring Agreement is hereby accepted as of the date first above written.

WEST FACE LONG TERM OPPORTUNITIES GLOBAL MASTER L.P.

WEST FACE LONG TERM OPPORTUNITIES (USA) LIMTED PARTNERSHIP

WEST FACE LONG TERM OPPORTUNITIES LIMITED PARTNERSHIP

WEST FACE LONG TERM OPPORTUNITIES MASTER FUND L.P.

By:  West Face Capital Inc., in its capacity as Investment Advisor

By:___________________________

Name:

Title:

[Signature Page to the Subordinated Note Restructuring Agreement]

The foregoing Restructuring Agreement is hereby accepted as of the date first above written.

GREYWOLF CAPITAL OVERSEAS MASTER FUND

GREYWOLF CAPITAL PARTNERS II LP

            By: Greywolf Capital Management LP, in its capacity as Investment Manager

By:___________________________

Name:

Title:

[Signature Page to the Subordinated Note Restructuring Agreement]

EXHIBIT A

[Redacted]

[Signature Page to the Subordinated Note Restructuring Agreement]

EXHIBIT B
SUPPLEMENTAL INDENTURE

            The Supplemental Indenture (or other Amended Note Documentation) will provide that the terms of the Amended Notes will be the same as the current terms of the Notes, subject to the following revisions (and any other revisions mutually agreed by the Company and the Majority Holders reasonably necessary to implement the intent of the Parties):

(a)                The Amended Notes shall represent the same continuing indebtedness as the principal amount of the Notes being amended, as applicable, and in particular the Supplemental Indenture (or other Amended Note Documentation) and/or the Amended Notes will confirm the intention of the Parties that these revisions shall not result in a rescission or novation of such indebtednes;

(b)               the Stated Maturity date will be June 29, 2014;

(c)                the Conversion Rate will be increased from 132.6260 per Common Shares per $1,000 Principal Amount of Securities (equivalent to a Conversion Price of $7.54) to 250 Common Shares per $1,000 Principal Amount of Securities (equivalent to a Conversion Price of $4.00);

(d)               Holders may convert Amended Notes to Common Shares at the Conversion Price at any time after the Closing Date upon three (3) days prior written notice to the Company;

(e)                the Company shall have a mandatory obligation to redeem the Amended Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the Principal Amount thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of an Arbitration Award or (ii) the Company’s receipt of Proceeds from a Mining Data Sale, in each case upon twenty (20) days’ notice to the Holders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the Proceeds received by the Company (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full);

(f)                  the Company may redeem the Amended Notes, in whole or in part upon twenty (20) days’ notice to the Holders, for Common Shares at the Conversion Price plus cash for any accrued and unpaid interest if the closing sale price of its Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days in the period of thirty (30) consecutive trading days (and for the avoidance of doubt, this provision shall override the provision in the current Indenture that permits the company to redeem the Notes at any time after June 16, 2012) (for the avoidance of doubt, the Company shall have no other ability to redeem the Amended Notes other than pursuant to the foregoing); and

(g)                unless previously converted by a Holder, or redeemed by the Company, the Company will satisfy the Notes, at maturity, by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

EXHIBIT C

FORM OF CVR CERTIFICATE

(Attached hereto)

THE CONTINGENT VALUE RIGHT EVIDENCED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS AND UNTIL THE CONTINGENT VALUE RIGHT EVIDENCED BY THIS CERTIFICATE IS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

GOLD RESERVE INC.

FORM OF CONTINGENT VALUE RIGHT CERTIFICATE

Certificate No. ________________                                       Certificate for Contingent Value Rights

This certifies that ______________________ ( “Holder”), is the registered holder of the Contingent Value Right (“CVR”)  in accordance with the terms set forth herein.  The CVR represented by this Certificate entitles Holder, subject to the provisions contained herein, to certain rights specified herein granted by Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (the “Company”), determined pursuant to the provisions set forth below.

This Certificate is issued in accordance with that certain Restructuring Agreement, dated as of May 25, 2012 (the “Restructuring Agreement”), among the Company, Holder and the other signatories thereto.  In the event of any conflict between the terms of this Certificate and the Agreement, the terms of this Certificate shall control.  Capitalized terms used in this Certificate, to the extent not otherwise defined herein, shall have the same meaning as in the Restructuring Agreement.  The terms set forth below shall have the meanings ascribed to them below:

“Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the Proceeds received by the Company or its affiliates from a sale, pledge (except as provided for in Section 9) , transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

“Assignment” means a written assignment of this Certificate (or portion hereof) in substantially the form attached hereto as Exhibit B.

“Contingent Value Percentage” means [  ]%. [1]

[1] To be calculated as each Holder’s percentage of the 5% pool.

“Enterprise Sale” means any (i) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (ii) a sale, pledge (except as provided for in Section 9), transfer or other disposition of  85% or more of the Company’s then outstanding shares or (iii) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company; provided, however, that an “Enterprise Sale” shall not solely include (x) a sale, transfer or other disposition of assets to a wholly-owned subsidiary of the Company or (y) the merger, plan of arrangement or other business combination of two or more wholly-owned subsidiaries of the Company.

            “Fair Market Value” means, with respect to any non-cash asset or other non-cash consideration, the fair market value thereof reasonably determined in good faith by the Board of Directors of the Company; provided however, that such determination of fair market value by the Board of Directors of the Company for the purpose of this CVR shall not be less than the determination by the Board of Directors of the Company of fair market value of the same non-cash asset or other non-cash consideration for any other purpose, including, but not limited to, for the purpose of establishing payment amounts pursuant to employee or director compensation plans or arrangements; provided further that in the event that Holder disagrees with any such determination of the fair market value, the fair market value of such non-cash asset or other non-cash consideration shall be determined by an independent appraiser reasonably acceptable to the Company and Holder (or, if they cannot agree on such an appraiser, by an independent appraiser selected by two independent appraisers, one of which is appointed by each of them).  In the event that the determination of Fair Market Value by the appraiser or appraisers, as the case may be, exceeds 105% of the Fair Market Value as determined by the Board of Directors of the Company, the Company shall bear the cost of the appraisal; in all other circumstances, Holder shall bear the cost of the appraisal.

            “GAAP” means Canadian generally accepted accounting principles applied on a basis consistent with the Company’s historical financial statements.

“Mining Data” means the mine data base relating to the Brisas Project consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

“Mining Data Sale” means the sale, pledge (except as provided for in Section 9), transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data.

“Payment Default” means a failure of the Company to make any payment (whether in cash or Common Shares) in respect of the Amended Notes when due (including, but not limited to, an interest or principal payment, a cash or Common Share payment upon a redemption or repurchase, or a Common Share payment upon conversion of the Amended Notes).

“Proceeds” means the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by the Company arising out of, in connection with or with respect to an Arbitration Award, Mining Data Sale or Enterprise Sale, as applicable; provided that, for the purposes of calculating Proceeds or Net Proceeds, any consideration received by any affiliate of the Company or, solely in the case of an Enterprise Sale, any shareholder of the Company in connection with an Arbitration Award, Mining Data Sale or Enterprise Sale, as the case may be, shall be deemed to have been received by the Company.

“Restructuring CVRs” means all CVRs issued pursuant to the terms of the Restructuring Agreement.

I.          Distributions to Holder.  Upon the receipt by the Company of any Proceeds arising out of, in connection with or with respect to a Mining Data Sale or an Arbitration Award, the Company shall (a) provide written notice of such receipt to Holder as promptly as practicable and in any event no less than two (2) Business Days following such receipt, (b) distribute to Holder as soon as practicable the Contingent Value Percentage of the Net Proceeds (as defined below) resulting from such Proceeds, in accordance with the delivery instructions set forth on Exhibit A hereto (as may be modified by Holder from time to time via written notice to the Company), or in the event any transfer of this Certificate (or any portion hereof), in accordance with the instructions set forth in the applicable Assignment and (c) deliver to Holder a reasonably detailed written statement of the Company’s calculation of the amount of such distribution (including, but not limited to, the calculation of the Proceeds giving rise to such distribution, the Fair Market Value of any non-cash assets or other consideration included in such Proceeds and the basis for such determination, the Excluded Amounts deducted from such Proceeds and the Net Proceeds).  Such written statement shall be accompanied by a certificate of an officer of the Company certifying that (x) the calculation of the amount of such distribution as set forth in such written statement (and the numerical components thereof) is true and correct in all material respects and (y) the Fair Market Value of any non-cash assets and the basis for such determination are each set forth in such written statement, and such amount and description accurately and truthfully reflect the determination of the Board of Directors of the Company in all material respects.  In the event that the delivery instructions provided to the Company herein or in any Assignment are not appropriate or are otherwise insufficient to effect delivery the Contingent Value Percentage of the any Net Proceeds or any portion thereof, then the Company shall so notify Holder in writing and reasonably cooperate with Holder to effectuate such delivery.

II.        Form and Calculation of Net Proceeds.

A.        Holder hereby acknowledges that the Proceeds may be in the form of cash, securities, commodities, bonds or other non-cash consideration received by the Company as a result of an Arbitration Award, Mining Data Sale and/or an Enterprise Sale.  In the event that such Proceeds are in a form other than cash, Holder shall receive the Contingent Value Percentage of the Fair Market Value of such non-cash Proceeds, net of the Excluded Amounts.  The Company agrees that prior to agreeing to accept any operating assets or other non-cash consideration as all or part of any Net Proceeds that the Company reasonably determines in good faith would be impracticable to apportion (an “Undistributable Asset”), the Company will notify the Holder if the Holder holds CVRs with an aggregate Contingent Value Percentage that exceeds that of any other single holder of Restructuring CVRs (the Holder, in such event, referred to as the “Largest Holder”) and Company’s management and its Board of Directors will in good faith negotiate with the Largest Holder on behalf of all holders of Restructuring CVRs a mutually agreeable disposition for the rights of all holders of Restructuring CVRs with respect to such Undistributable Asset and the Company shall not agree to accept any Undistributable Asset without the consent of the Largest Holder.  If the Net Proceeds to be distributed to Holder include any Undistributable Asset, Company shall promptly notify the Holder in writing that the Holder holds an undivided interest equal to the Contingent Value Percentage in the Undistributed Asset (such notice, an “Undistributed Asset Notice”) and the Company shall take all actions as the Holder may reasonably request to record, certificate and/or otherwise effectuate the Holder’s ownership of such undivided interest.  So long as the Holder holds an undivided interest in an Undistributed Asset, the Company shall not take any action which has the effect of diminishing or otherwise impairing the value of the Undistributed Asset or the Holder’s undivided interest therein.

B.         For purposes of this CVR, the term “Net Proceeds” shall mean the aggregate Proceeds arising out of, in connection with or with respect to any Arbitration Award, Mining Data Sale and/or Enterprise Sale, less amounts sufficient to pay or reserve for, without duplication:

(i) taxes payable by the Company in connection with the receipt of such Proceeds calculated by applying all applicable statutory tax rates to such Proceeds; provided that in the event that the Company receives any refund with respect to such taxes as a result of an overpayment, then the Company shall remit to Holder, solely from any such refund, an amount equal to the amount of such refund multiplied by the Contingent Value Percentage

(ii) professional fees and expenses (including, but not limited to, any contingent fees) incurred by the Company in connection with any such Arbitration Award, Mining Data Sale or Enterprise Sale, as the case may be, to the extent that such fees are unpaid as of the date of the receipt by the (x) Company, (y) its affiliates or (z) solely with respect to an Enterprise Sale, the Company’s shareholders, of such Proceeds; provided that all deductions pursuant to this clause (ii) do not exceed $10 million in the aggregate,

(iii) any accrued and unpaid operating expenses of the Company as of the date of the receipt by the Company of such Proceeds, provided that such expenses (x) were reasonable and incurred in the ordinary course of the Company’s business, consistent with past practices, (y) immediately prior to the receipt by the Company of such Proceeds, such expenses did not remain unpaid as a result of a failure by the Company to pay its expenses in the ordinary course of the Company’s business, consistent with past practice and (z) all deductions pursuant to this clause (iii) do not exceed $1 million in the aggregate,

(iv) the principal amount of Amended Notes and all accrued and unpaid interest thereon to the extent such Amended Notes are outstanding and such interest remains accrued and unpaid on the date on which the Company receives such Proceeds, less the amount of such principal amount of such Amended Notes and accrued and unpaid interest is satisfied as a result of delivery of Common Shares to the holders of such notes in satisfaction of the Company obligations under such Amended Notes; provided that (x) in no event shall the Company be entitled to deduct any accrued and unpaid interest thereon, including any default interest, that the Company has failed to pay when such interest became due and payable and (y) the Company right to deduct such amounts pursuant to this clause (iv) shall be contingent upon (A) the Company’s compliance with the requirements of Section [  ][2]  of the Supplemental Indenture (as such term is defined in the Restructuring Agreement) and (B) the immediate cure of all Payment Defaults, if any; and

(v), solely with respect to an Enterprise Sale, the aggregate amount of change of control payments which the Company is contractually obligated to pay in accordance with the terms of any employee or director compensation agreement, plan or arrangement entered into by the Company prior to May [  ], 2012;[3] provided that all deductions pursuant to this clause (v) do not exceed $20 million in the aggregate (the amounts described in the foregoing clauses (i) through (v) collectively referred to herein as the “Excluded Amounts”).

[2] Cross reference to Section in the Supplemental Indenture requiring the Company to redeem the notes upon the receipt of proceeds from an Arbitration Award or Mining Data Sale.

[3] Execution date of the Restructuring Agreement to be inserted.

The Company agrees that in the event that any Excluded Amount is an estimated reserve for the purpose of making a distribution to Holder pursuant to this Certificate (including, but not limited to, any estimated tax amounts in accordance with clause (i) above) and the actual amount of such tax, payment, expense or other amount which constitutes an Excluded Amount is less than such estimate, the Company shall, as promptly as practicable after the determination of the actual amount of such tax, payment, expense or other amount and in any event no less than two (2) Business Days after such determination, distribute an amount of Proceeds to Holder equal to (x) the Contingent Value Percentage multiplied by (y) the difference between the estimated amount of such deduction and the actual amount of such tax, payment, expense or other amount which constitutes an Excluded Amount.

III.       Acceleration.  In the event that the Company or its shareholders, directly or indirectly, engage in an Enterprise Sale which

(a)        includes the sale, pledge transfer or other disposition, directly or indirectly, of the Company’s rights or claims with respect to an Arbitration Award or the Arbitration Proceedings and (i) the Company has not received Proceeds with respect to an Arbitration Award, (ii) the Company continues to hold any rights with respect to the Arbitration Proceedings, and the Arbitration Proceedings have not yet been finally arbitrated, finally adjudicated, settled or otherwise resolved (for the avoidance of doubt, the requirements of this clause (ii) shall be deemed to be met if an Enterprise Sale provides for the settlement or other resolution of the Arbitration Proceedings or any of the Company’s rights with respect thereto in connection with such Enterprise Sale) or (iii) in the event that the Company or its affiliates have entered into an agreement or other arrangement with respect to or which constitutes an Arbitration Award, (x) such agreement or other arrangement provides for payments or other transfers of assets or other non-cash consideration to the Company or its affiliates over time and (y) the Company has not yet received the all of such payments or transfers of assets or non-cash consideration, and/or

(b)        includes the sale, pledge, transfer, or other disposition, directly or indirectly, of the Company’s rights with respect to the Mining Data and (i) the Company has not received Proceeds with respect to a Mining Data Sale, (ii) the Company continues to hold any ownership rights with respect to the Mining Data or (iii) in the event that the Company or its affiliates have entered into an agreement or other arrangement with respect to a Mining Data Sale, (x) such agreement or other arrangement provides for payments or other transfers of assets or other non-cash consideration to the Company or its affiliates over time and (y) the Company has not yet received the all of such payments or transfers of assets or non-cash consideration, then prior to the consummation of such Enterprise Sale, the Company shall make appropriate provision so that, simultaneously with the consummation of the Enterprise Sale, Holder shall receive a distribution of the Contingent Value Percentage of the Net Proceeds received by the Company with respect such Enterprise Sale.  Simultaneously with any distribution to Holder pursuant to this Section 3, the Company shall deliver to Holder a reasonably detailed written statement of the Company’s calculation of the amount of such distribution (including, but not limited to, the calculation of the Proceeds of such Enterprise Sale, the determination of the Fair Market Value of any non-cash assets or other consideration included in such Proceeds and the basis for such determination, the Excluded Amounts deducted from such Proceeds and the Net Proceeds).  Such written statement shall be accompanied by a certificate of an officer of the Company certifying that (x) the calculation of the amount of such distribution as set forth in such written statement (and the numerical components thereof) is true and correct in all material respects and (y) the Fair Market Value of any non-cash assets and the basis for such determination are each set forth in such written statement, and such amount and description accurately and truthfully reflect the determination of the Board of Directors in all material respects.  Holder’s receipt of a distribution pursuant to this Section 3 shall be in lieu of Holder’s right to receive the Contingent Value Percentage of the Net Proceeds arising out of, in connection with or with respect to an Arbitration Award (to the extent that the conditions set forth in Section 3(a) are satisfied) and/or a Mining Data Sale (to the extent that conditions set forth in Section 3(b) are satisfied).

IV.       Company’s Obligation to Notify Holder.  In the event that the Company receives a written proposal (a) with respect to an Enterprise Sale, a Mining Data Sale or settlement offer in connection with the Arbitration Proceedings or (b) which, if accepted, the Proceeds of which would constitute an Arbitration Award, in each case, the Company will promptly notify Holder of such proposal in writing and such notice shall include a copy of such proposal and any related material received by the Company; provided that, at the time of the Company’s receipt of such proposal, (i) Holder owns ten percent (10%) or more of the then outstanding Common Shares and (ii) Holder and the Company have entered into a confidentiality agreement reasonably acceptable to the Company which is then in full force and effect. The Company’s management and its Board of Directors will in good faith consider Holder’s views regarding any such proposal or offer, subject to applicable law, including without limitation the fiduciary duties of the Company’s officers and directors to act with a view to the best interests of the Company and its shareholders.

V.        Mutilated; Stolen or Lost Certificates.  If this Certificate is mutilated and is surrendered to the Company or the Company receives evidence to its reasonable satisfaction of the destruction, loss or theft of this Certificate (an affidavit executed by Holder in customary form shall constitute such evidence), and there is delivered to the Company such security bond and/or indemnity as may be required by it to save it harmless, then, the Company shall execute and deliver, in exchange for any such mutilated Certificate or in lieu of any such destroyed, lost or stolen Certificate a new Certificate of like tenor and Contingent Value Percentage of the CVR represented by this Certificate.  Upon the issuance of any new Certificate representing Holder’s CVR under this Section 5, the Company may require the payment of a sum sufficient to cover any applicable tax or other governmental charge which is imposed in relation thereto.  The provisions of this Section 5  are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement of this Certificate as a result of mutilation, destruction, loss or theft.

VI.       Persons Deemed Owners.  The Company, and any agent of the Company may treat the Person in whose name any CVR is registered as the owner of such CVR (as modified by the Company’s receipt of any Assignment in accordance with Section 8 hereof) for the purpose of receiving distributions with respect to such CVR and for all other purposes whatsoever, and neither the Company nor any agent of the Company shall be affected by notice to the contrary (other than an Assignment delivered to the Company in accordance with Section 8 hereof).

VII.     Term.  This CVR shall remain in full force and effect until the later to occur of (i) the date on which Holder receives distribution by the Company of its full Contingent Value Percentage of all Net Proceeds arising out of, in connection with or with respect to all Mining Data Sales (or, in the event that Holder receives a distribution pursuant to Section 3 in lieu of Holder’s right to receive such distribution relating to an Mining Data Sale, the date on which Holder receives such distribution pursuant to Section 3) or (ii) the date on which Holder receives distribution by the Company of its full Contingent Value Percentage of all Net Proceeds arising out of, in connection with or with respect to all Arbitration Awards (or, in the event that Holder receives a distribution pursuant to Section 3 in lieu of Holder’s right to receive such distribution relating to an Arbitration Award, the date on which Holder receives such distribution pursuant to Section 3) (the “Termination Date”).  On the Termination Date, the Company’s obligations to make any distributions pursuant to this CVR (other than pursuant to Section 14(d) or the last sentence of Section 2(b)) shall terminate and be of no further force of effect.

VIII.    Transferability.  Notwithstanding anything contained to the contrary herein, Holder shall be permitted to transfer some or all of this CVR subject to compliance with any applicable securities laws.  In the event of any transfer of this CVR, Holder shall deliver to the Company an Assignment an opinion of counsel regarding the compliance of such transfer with applicable securities laws in a form reasonably acceptable to the Company.  Upon receipt of the Assignment, the Company shall recognize the transferee designated therein as the registered owner of this CVR and as “Holder” for all purposes of this Certificate.  At or prior to the Termination Date, this Certificate may be split up, combined or exchanged for another Certificate entitling Holder to a like Contingent Value Percentage as evidenced by the Certificate surrendered.  If Holder desires to split up, combine or exchange this Certificate, Holder shall make such request in writing delivered to the Company, and shall surrender this Certificate to be split up, combined or exchanged at the office of the Company.  Thereupon the Company shall sign and deliver to the person or entity entitled thereto a Certificate or Certificates, as the case may be, as so requested.

IX.       Company Financings.  Until the Termination Date, the Company will not pledge, mortgage, hypothecate or grant a security interest in (a) any Proceeds, (b) the Mining Data, (c) the Company’s rights with the respect to the Arbitration Proceedings or any Arbitration Award or (d) or all or substantially all of the assets of the Company, in each case to secure any indebtedness without concurrently making effective provision whereby this CVR shall be equally and ratably secured with such indebtedness; provided that in the case of clause (a), the Company may pledge, mortgage, hypothecate or grant a security interest in any Proceeds after the Company has made a full distribution of the Contingent Value Percentage of the Net Proceeds thereof to the Holder in accordance with the terms of this CVR.  Any pledge, mortgage, hypothecation or grant of a security interest made by the Company (i) in accordance with the terms of this Section 9 and (ii) for the purpose of financing the Company’s operating expenses and/or expenses incurred in connection with the Arbitration Proceedings, shall not be deemed to be an Arbitration Award, Mining Data Sale or Enterprise Sale.

X.        Notices.  All notices, requests, demands, claims, and other communications hereunder will be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two Business Days after) it is sent by (a) confirmed facsimile; (b) overnight delivery; or (c) registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient at the address set forth or otherwise specified in Section [ ] of the Restructuring Agreement, in the case of the Company, or in Exhibit A hereto, in the case of Holder, as modified by the parties hereto from time to time via written notice to the other party.

XI.       Amendment.  This CVR may not be amended, altered or modified except by written instrument executed by each of Holder and the Company.  No waiver of Holder or Company will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.  No waiver shall constitute a waiver of, or estoppel with respect to, any subsequent breach or failure to strictly comply with the provisions of this CVR.

XII.     No Right of Set-Off.  The obligations of the Company pursuant to the terms hereof (including, but not limited to, the Company’s obligations to make distributions to Holder hereunder) shall not be subject to any defenses, set-offs or counterclaims arising out of any other agreement, understanding or transaction between Holder and the Company, including, but not limited to, the Restructuring Agreement.

XIII.    Further Assurances.  The Company shall make, execute, endorse, acknowledge and deliver any amendments, modifications or supplements hereto and restatements hereof and any other agreements, instruments or documents, and take any and all such other actions, as may from time to time be reasonably requested by Holder to effect, confirm or further assure or protect and preserve the interests, rights and remedies of Holder pursuant to the terms of this Certificate.

XIV.    Determinations, Approvals.

A.        All determinations by the Company and its Board of Directors in connection with this Certificate shall be made in good faith.

B.         Holders of a majority of the Contingent Value Percentage of Restructuring CVRs in the aggregate (the “Majority Holders”) shall, at their own cost and expense and upon prior written notice to the Company, have the right to examine (or employ an accounting firm or other agent to examine) the Company’s books and records with respect to the receipt of any Proceeds and/or any Excluded Amounts during reasonable business hours.  Company shall make available all such books and records available to the Majority Holders or any agent thereof and reasonably cooperate with such examination, including, but not limited to, making available any employees of the Company or its affiliates or any outside accounting firm who has knowledge with respect to such books and records to the Majority Holders or any agent thereof, in each case, during reasonable business hours.  Both the Holder and the Company acknowledge and agree that the examination rights set forth in this Section 14(b) may not be utilized by the Majority Holders more than twice in any twelve month period (the “Audit Right Limitation”); provided, however, that in the event that the Company is required to make more than two distributions to the Holder in any twelve month period in accordance with the terms of this CVR, the Audit Right Limitation shall be increased to equal the number of such distributions; provided that in any event the Audit Right Limitation shall not exceed four.

C.         Any dispute relating to a determination by the Board of Directors in connection with a calculation of the amount of any distribution due to Holder pursuant to this Certificate, shall be determined by an independent auditors reasonably acceptable to the Company and Holder (or, if they cannot agree on such an appraiser, by an independent auditors selected by two independent auditors, one of which is appointed by each of them).  In the event that the determination by the auditor or auditors, as the case may be, exceeds 105% of the calculation of the amount of distribution as determined by the Board of Directors of the Company, the Company shall bear the cost of such determination ; in all other circumstances, Holder shall bear the cost of such determination.

D.        In the event that it is determined (including, but not limited to, by the Company on its own initiative or pursuant to the dispute resolutions mechanisms set forth in Section 14(a), 14(b) or the definition of “Fair Market Value”) that the amount of any distribution required by this CVR was incorrect, the Company shall, as promptly as practicable and in any event no less than 2 Business Days following such determination.

XV.      Governing Law.  This Certificate shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

XVI.    Severability.  Any term or provision of this Certificate that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

XVII.   Successors and Assigns.  This Certificate shall be binding upon and inure to the benefit of Holder and the Company and their respective successors and permitted assigns.

XVII.   Headings.  The section headings contained in this Certificate are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Certificate.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:  June [  ], 2012.

GOLD RESERVE INC.

By: ______________________________

Name: ____________________________

Title: _____________________________

ACCEPTED AND AGREED TO

this ____ day of June, 2012:

____________________________

[Holder]

EXHIBIT A

Distribution Instructions

EXHIBIT B

FORM OF ASSIGNMENT

[To be completed and signed only upon transfer of this Certificate]

                        FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________ the Contingent Value Right represented [by] [within] the Certificate to receive ______% of Net Proceeds from any Arbitration Award, Mining Data Sale and/or Enterprise Sale from Gold Reserve, Inc. and appoints _____________________ attorney to transfer said right on the books of Gold Reserve Inc. with full power of substitution in the premises.

Dated: ________, ______

                                                                                                ______________________________

(Signature must conform in all respects to the name of the Warrant Holder as specified on the face of the Warrant)

______________________________

Address of Transferee

______________________________

______________________________

In the presence of:

____________________________

[Delivery Instructions of Transferee to be attached]

EXHIBIT D
ALTERNATE SUPPLEMENTAL INDENTURE

            The Alternate Supplemental Indenture (or other Alternate Note Documentation) will provide that the terms of the Alternate Notes will be the same as the current terms of the Notes, subject to the following revisions (and any other revisions mutually agreed by the Company and the Majority Holders reasonably necessary to implement the intent of the Parties):

(a)                The Alternate Notes shall represent the same continuing indebtedness as the principal amount of the Notes being amended, as applicable, and in particular the Alternate Supplemental Indenture (or other Alternate Note Documentation) and/or the Alternate Notes will confirm the intention of the Parties that these revisions shall not result in a rescission or novation of such indebtednes;

(b)               the Repurchase Date will be September 14, 2012;

(c)                the price of the Common Shares to be used in calculating the number of Common Shares to be delivered upon exercise of the Repurchase Put Right will be calculated as provided in the Indenture but have a floor price of $3.61 and a ceiling price of $4.00;

(d)               the Conversion Rate will be Increased from 132.6260 Common Shares per $1,000 Principal Amount of Securities (equivalent to a Conversion Price of $7.54) to 250 Common Shares per $1,000 Principal Amount of Securities (equivalent to a Conversion Price of $4.00).

(e)                subject to the mandatory redemption obligation specified immediately below, the Company will not exercise its redemption rights before September 14, 2014;

(f)                the Company shall redeem the Notes then outstanding, in whole or in part (on a pro-rata basis), for an amount of cash equal to 120% of the Principal Amount thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of the Arbitration Award or (ii) the Company’s receipt of Proceeds from the Mining Data Sale, in each case with twenty (20) days’ notice to the Holders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the Proceeds received by the Company (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full); and

(g)                the Company will provide to the Holders a first priority blanket lien on all of the Mining Data to secure the Company’s obligations under the Notes and the Company shall deliver such instruments and agreements on the Closing Date as the Holders may reasonably require to memorialize and perfect the first-priority security interest in the Mining Data.

EXHIBIT E
FORM OF MANAGEMENT SUPPORT AGREEMENT

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), is made as of [     ], 2012 by and between Gold Reserve Inc., a corporation organized under the laws of Yukon, Canada (“Company”), and [Name] (“Shareholder”).

A.        The Company issued 5.50% convertible notes (the “Notes”) in the aggregate principal amount of $103,500,000 on May 18, 2007, and, as of the date hereof, an aggregate principal amount of  $102,347,000 remained outstanding.

B.         In accordance with the terms of the indenture governing the Notes (the “Indenture”) the Company has offered to repurchase for cash on June 15, 2012 the outstanding Notes on the terms and subject to the conditions included in the Repurchase Notice dated May 16, 2012 and the Schedule TO filed with the U.S. Securities and Exchange Commission on May 16, 2012 (the “Repurchase Offer”).

C.         Holders of approximately 88% of the Notes, in the aggregate (the “Large Holders”) have agreed to put for cash certain of the Notes held by them pursuant to the Repurchase Offer;

D.        The Company and the Large Holders have agreed to restructure the Company’s obligations under certain of the Notes held by the Large Holders pursuant to the Restructuring Agreement of even date hereof by and among the Company and the Large Holders (the “Restructuring Agreement”).

E.         In consideration for the Large Holders and the Company entering into the Restructuring Agreement, Shareholder agrees to vote the Shareholder’s Shares in the manner specified in Section 2 below with respect to the Restructuring Agreement and the transactions contemplated thereby.

AGREEMENT

In consideration of the foregoing and the mutual covenants, agreements, representations and warranties herein contained, and intending to be legally bound hereby, the Company and Shareholder hereby agree as follows:

1.         Definitions.  Undefined capitalized terms have the meanings set forth in the Restructuring Agreement.  For purposes of this Agreement:

(a)        “Beneficially Owned” has the meaning ascribed to such term in Rule 13d-3 as promulgated under the Securities and Exchange Act of 1934, as amended.

(b)        “Securities” mean the common shares, no par value, of the Company.

(c)        “Subject Securities” means the Securities Beneficially Owned by Shareholder.

(d)        “Termination Date” means the earliest to occur of the date on which the Restructuring Agreement is terminated in accordance with its terms, (ii) the date after the Shareholder Meeting described in the Restructuring Agreement is held and (iii) the Drop-Dead Date.

2.         Voting Agreement.

            From the date of this Agreement and ending on the Termination Date, Shareholder hereby agrees to vote or cause to be voted all of the Subject Securities which such Shareholder is entitled to vote at any annual, special or other meeting of the shareholders of the Company, and at any adjournment or adjournments thereof, in favor of the Restructuring Agreement and each of the transactions contemplated thereby presented by the Company for approval by its shareholders.  Shareholder shall not advocate or otherwise encourage any other shareholder of the Company to vote against the approval of the Restructuring Agreement or any of the transactions contemplated thereby or to abstain from such vote.

3.         No Ownership Interest.

Nothing contained in this Agreement will be deemed to vest in Company any direct or indirect ownership or incidents of ownership of or with respect to the Subject Securities.  All rights, ownership and economic benefits of and relating to the Subject Securities will remain and belong to Shareholder, and Company will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Shareholder in the voting of any of the Subject Securities, except as otherwise expressly provided herein with respect to the Subject Securities.

4.         Shareholder Capacity.

Shareholder does not make any agreement or understanding herein in Shareholder’s or any representative of Shareholder’s capacity as a director or officer of the Company.  Shareholder executes this Agreement solely in Shareholder’s capacity as a record owner or Beneficial Owner of the Subject Securities, and nothing herein will limit or affect any actions taken by Shareholder or any designee of Shareholder in Shareholder’s capacity as an officer or director of any the Company in order to comply with his or her fiduciary obligations as an officer or director of any the Company.

5.         Miscellaneous.

(a)        Entire Agreement.   This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

(b)        Amendments.   This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each party to be bound by the amendment and that identifies itself as an amendment to this Agreement.  No agreement, understanding or arrangement of any nature regarding the subject matter of this Agreement shall be deemed to exist between the Company and Shareholder unless and until this Agreement has been duly and validly executed on behalf of all parties.

(c)        Severability.   If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

(d)        Specific Performance.   Each of the parties hereto recognizes and acknowledges that a breach by Shareholder of any covenants or agreements contained in this Agreement will cause Company to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach Company will be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(e)        Remedies Cumulative.   All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by any party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(f)        No Third Party Beneficiaries.   This Agreement is not intended to be for the benefit of, and will not be enforceable by, any person or entity who or which is not a party hereto; provided that, in the event of Shareholder’s death, the benefits and obligations of Shareholder hereunder will inure to Shareholder’s successors and heirs; provided further that each of the Large Holders shall be deemed to be third party beneficiaries of this Agreement and shall have the right to enforce this Agreement and shall have the right to exercise any right or remedy of the Company provided for herein.

(g)        Governing Law.   The internal laws of the State of Washington (without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Agreement and its schedule and all of the transactions it contemplates, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom or related thereto.

(h)        Assignment.  Except as provided herein, neither this Support Agreement nor any of the interests or obligations hereunder may be assigned or delegated by either party, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void.

 (Signature page follows)

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by Shareholder and a duly authorized officer of Company on the day and year first written above.

                                                                        COMPANY:

                                                                        GOLD RESERVE INC.

By:

Name:

Title:

SHAREHOLDER:

By:

      Name:

      Title:

Subject Securities:

[  ] Common Shares

EXHIBIT F
FORM OF CHANGE IN CONTROL WAIVER

Change of Control Waiver Agreement

This Change of Control Waiver Agreement is entered into between Gold Reserve Inc. (the “Company”) and the undersigned (“Employee”  [NTD: change to director where needed]), effective as of the date set forth below their respective signatures.

Whereas, pursuant to a Subordinated Note Restructuring Agreement, dated as of the date hereof (without reference to any amendments entered into the parties thereto after the date hereof, the “Restructuring Agreement”) entered into among the Company, Steelhead Partners, LLC (“Steelhead”), West Face Capital Inc. (“West Face”) and Greywolf Capital Management, LP (“Greywolf”), the Company and the other parties thereto agreed to restructure certain of the Notes upon the terms and conditions set forth in the Restructuring Agreement;

Whereas, the Restructuring Agreement contemplates the consummation of certain transactions (such transactions, other than the Alternate Transaction, the “Restructuring Transactions”) that may constitute a Change of Control under the terms of [the Change of Control Agreement among the Company, Gold Reserve Corporation, a Montana corporation, and Employee dated [  ], 20[  ]] [and/or]  [the Gold Reserve Inc. Equity Incentive Plan and the stock options and restricted stock awards made thereunder] and/or [the Gold Reserve Director and Employee Retention Plan and the retention unit awards made  thereunder] listed on Exhibit A attached hereto (“Applicable Agreements”);

Whereas, absent this limited waiver, Employee is or may be entitled to receive certain payments and benefits pursuant to one or more of the Applicable Agreements as a result of any Restructuring Transaction being deemed to be a “Change of Control” for the purposes of any Applicable Agreement;

Whereas, the Company has requested Employee to execute and deliver a limited waiver of his [or her] rights to all payments and benefits under the Applicable Agreements arising out any Restructuring Transaction being deemed to be a “Change of Control” for the purposes of any Applicable Agreement solely for the purpose of facilitating the Restructuring Transactions;

Whereas, Employee is willing to waive his [or her] rights to certain payments and benefits under the Applicable Agreements to the limited extent expressly provided herein solely for the purpose of facilitating the Restructuring Transactions, provided that such waiver in no way affect, modify or diminish Employee’s rights under any of the Applicable Agreements to payments and benefits as a result of the occurrence of any change in control for which a limited waiver is not expressly set forth herein.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Employee and the Company hereby agree as follows:

1.                  Employee hereby agrees that the acquisition by Steelhead, West Face or Greywolf of shares of the common shares of the Company, no par value (the “Common Shares”) or other securities of the Company convertible into Common Shares or pursuant to the terms of which, Common Shares may be distributed to the holders thereof, including, but not limited to, the Amended Notes and the CVRs, in each case pursuant to the Restructuring Agreement shall not be deemed to be or otherwise constitute a “Change of Control” for the purposes of each of the Applicable Agreements and further agrees to waive any and all right or entitlement to receive or retain any payment or benefits described in the Applicable Agreements solely to the extent that any such payment or benefit would be triggered by the issuance of Common Shares or other securities of the Company pursuant to or as contemplated by the Restructuring Transactions; provided, however, that the waiver herein is subject to approval of the Restructuring Transactions by the Company’s shareholders on or before July [31], 2012 (the “Required Shareholder Approval”).

2.                  For the purposes of this limited waiver and without limiting Section 1 hereof and subject to the Required Shareholder Approval, Employee hereby agrees that the following Restructuring Transactions shall not be deemed to be or otherwise constitute a “Change of Control” for the purposes of any Applicable Agreement:

a.       the acquisition by Steelhead, West Face and/or Greywolf of Common Shares  solely by virtue of the exchange of the Notes for the  Common Shares pursuant to the terms of the Restructuring Agreement;

b.      the acquisition by Steelhead, West Face and/or Greywolf of beneficial ownership (as determined in accordance with Rule 13d-1 as promulgated under the Securities and Exchange Act of 1934, as amended), of Common Shares solely by virtue of the acquisition by Steelhead, West Face and/or Greywolf of the Amended Notes pursuant to the terms of the Restructuring Agreement;

c.       the acquisition by Steelhead, West Face and/or Greywolf of Common  Shares solely by virtue of the issuance of Common Shares by the Company pursuant to the exercise by Steelhead, West Face and/or Greywolf of their rights to convert (i) the Notes held as of the date of this Change of Control Waiver Agreement that remain outstanding after closing of the Restructuring Transactions and (ii) the Amended Notes acquired by Steelhead, West Face and/or Greywolf pursuant to the terms of the Restructuring Agreement;

d.      the redemption by the Company of the Notes in accordance with Section 3.4 of the Restructuring Agreement held by Steelhead, West Face and/or Greywolf as of the date of this Change of Control Waiver Agreement for Common Shares and the receipt by Steelhead, West Face and/or Greywolf of such Common Shares;

e.       the redemption by the Company of the Amended Notes held by Steelhead, West Face and/or Greywolf for Common Shares and the receipt by Steelhead, West Face and/or Greywolf of such Common Shares; and

f.       the acquisition by Steelhead, West Face and/or Greywolf of CVRs pursuant to the terms of the Restructuring Agreement or the issuance of Common Shares to Steelhead, West Face and/or Greywolf pursuant to the terms of the CVR.

Notwithstanding anything contained herein to the contrary, in no event shall this limited waiver waive, amend or otherwise modify Employee’s rights pursuant to any Applicable Agreement with respect to an Enterprise Sale (as such term is defined in the Contingent Value Rights Agreement).  For the avoidance of doubt, no Enterprise Sale shall be deemed to be or otherwise constitute a Restructuring Transaction for the purposes of this limited waiver.

3.                  For the avoidance of doubt, the limited waiver herein shall apply, subject to the receipt of the Required Stockholder Approval, only with respect to the acquisition of beneficial ownership of shares of the Company’s common stock upon the  consummation of any of the Restructuring Transactions, and shall not apply to any other event or occurrence described in the definition of Change of Control in any of the Applicable Agreements, including without limitation a change in the composition of the Board of Directors of the Company, consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company, approval by the stockholders of the Company of a complete liquidation or dissolution of the Company; or any other event or series of events which the Board of Directors of the Company reasonably determines should constitute a Change of Control, all of which as more particularly described in the Applicable Agreement; provided that the foregoing shall not include any Restructuring Transaction.

4.                  If the Required Shareholder Approval is not obtained or the Restructuring Agreement is terminated in accordance with its terms. this Change of Control Waiver Agreement shall terminate concurrently with the earlier of the date on which the Restructuring Agreement is terminated or, if the Required Shareholder Approval is not obtained by such date, June 29, 2012, and this Change of Control Waiver Agreement shall be of no further force or effect.

5.                  This Change of Control Waiver Agreement is irrevocable to the fullest extent permitted by law and may not be amended or otherwise modified without the prior written consent of Employee.

6.                  This Change of Control Waiver Agreement shall be governed by and construed in accordance with the laws of the State of Washington [4] without reference to such state’s principles of conflicts of law and any applicable federal laws.

7.                  This Change of Control Waiver Agreement may be signed in counterparts, including by facsimile copy, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

8.                  Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Restructuring Agreement.

In Witness Whereof, the Employee and the Company have signed this Change of Control Waiver Agreement  on the date set forth below.

Employee:

Name (Printed)

Date:

Gold Reserve Inc.

By:

Title:

Date:

[4] Please confirm that Applicable Agreements are governed by WA law.

Exhibit A

Applicable Agreements

Change of Control Agreement between the Company, Gold Reserve Corporation, a Montana corporation and Employee dated [  ], 20[  ]

Gold Reserve Inc. Equity Incentive Plan and the following stock option and restricted stock awards thereunder:

Gold Reserve Director and Employee Retention Plan and the following retention unit awards thereunder:

APPENDIX D

CHARTER OF THE

AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to oversee on behalf of the Board of Directors (“Board”) of Gold Reserve Inc. (the “Company”):

•         the Company’s accounting and financial reporting processes and the integrity of its financial statements;

•         the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence and performance of the Company’s independent auditors; and

•         the Company’s compliance with legal and regulatory requirements.

The Committee also has the purpose of preparing the financial report that rules of the U.S. Securities and Exchange Commission (the “SEC”) or the Ontario Securities Commission (the “OSC”) require the Company to include in its annual proxy or information statement and  Annual report with the SEC and/or its equivalent filed with the OSC.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors.  The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members.

All Committee members shall be “independent,” as defined and to the extent required in the applicable SEC and OSC rules and American Stock Exchange (“AMEX”) and TSX Venture Exchange (“TSX”) listing standards and applicable laws and regulations, as they may be amended from time to time (collectively, such SEC and exchange requirements are referred to as the “listing standards”), for purposes of audit committee membership.

Notwithstanding the foregoing, one director who is not independent as defined by the AMEX listing standards, but who satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, and is not a current officer or employee or an immediate family member of such officer or employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is in the best interests of the Company and its shareholders, and the Board discloses, in the next periodic filing made with the SEC subsequent to such determination, the nature of the relationship and the reasons for that determination; provided, however, that any such non-independent Committee member may only serve on the Committee for two (2) years and may not serve as the chairperson of the Committee.

Each Committee member shall be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cashflow statement upon appointment to the Committee. At all times there shall be at least one member of the Committee who, in the Board’s business judgment, is an audit committee “financial expert” as defined in the SEC rules and is “financially sophisticated” as defined in the AMEX listing standards.

Subject to the requirements of the listing standards, the Board may appoint and remove Committee members in accordance with the Company’s by-laws.  Committee members shall serve for such terms as may be fixed by the Board, and in any case at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall have the sole authority and direct responsibility for the appointment, compensation, retention, termination, evaluation and oversight of the work of the independent auditors engaged by the Company for purposes of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee.  The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting.

The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors.  The Committee may establish pre-approval policies and procedures in compliance with applicable listing standards.  The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

•         the firm’s internal quality-control procedures; and

•         any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.      Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under the applicable listing standards) management’s assessment of internal control over financial reporting.

2.      Timely request and receive from the independent auditors the report required (along with any required update thereto) pursuant to applicable listing standards prior to the filing of an audit report, concerning:

•         all critical accounting policies and practices to be used;

•         all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

•         other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.

3.      Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:

•         the quality and acceptability of the accounting principles applied in the financial statements;

•         new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

•         the selection, application and effects of critical accounting policies and estimates applied by the Company;

•         issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and

•         any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

4.      Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s Annual Report filed with the SEC and the OSC.

5.      Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.

6.      Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting

The Committee’s quarterly review shall normally include:

1.      Review and discuss the quarterly financial statements of the Company and the results of the independent auditors’ review of these financial statements with appropriate members of management.

2.      Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:

•         the quality and acceptability of the accounting principles applied in the financial statements;

•         new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

•         the selection, application and effects of critical accounting policies and estimates applied by the Company; and

•         any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

3.      Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s quarterly reports filed with the SEC and the OSC.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required by the listing standards, certify annually to any AMEX, TSX or other listing market that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management earnings press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and earnings guidance provided to analysts and rating agencies.  This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws.

The Committee shall periodically:

•         inquire of management and the independent auditors about the Company’s major financial risks or exposures;

•         discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and

•         discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

•         the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

•         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

It is the Company’s policy that the Company shall not enter into transactions required to be disclosed under item 404 of the Securities and Exchange Commission’s Regulation S-K or other applicable Canadian requirements unless the Committee first reviews and approves such transactions.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company.  In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and applicable listing standards, laws and regulations as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and independent auditors.  In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the by-laws or the listing standards. The chairperson or a majority of the Committee members may call meetings of the Committee.  A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the by-laws or the listing standards. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

The Committee shall prepare any audit committee report required to be included in the Company’s annual meeting proxy or information statement, and report to the Board on the other matters relating to the Committee or its purposes, as required by the listing standards. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence.  The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes.  The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants.  The company shall provide for appropriate funding, as determined by the Committee, for payment of:

•         compensation to the independent auditors for their audit and audit-related, review and attest services;

•         compensation to any advisers engaged by the Committee; and

•         ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection provided under corporation law for good faith reliance by members of the Committee on reports or other information provided by others.

APPENDIX E

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Appendix are the Company’s corporate governance practices in accordance with Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), and Canadian National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), which came into force in Canada on June 30, 2005. The Company’s Board has reviewed this disclosure of the Company’s corporate governance practices.

Disclosure Requirement under Form 58-101F1		Company’s Governance Practices
1. (a)	Disclose the identity of directors who are independent.

The Board of Directors (the “Board”) of the Company believes that Messrs. Coleman, McChesney, Mikkelsen, and Potvin are “independent” within the meaning of section 1.4 of Canadian National instrument 52-110 – Audit Committees (“NI 52-110”) and section 1.2 of NI 58-101, as none of them is, or has been within the last three years, an executive officer or employee of the Company or party to any material contract with the Company and none of them receive remuneration from the Company in excess of directors’ fees and grants of stock options. The Board believes that the four Directors are free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Two Directors, Mr. Timm, and Belanger, are employees of the Company and therefore not considered independent. Mr. Geyer resigned his position as Senior Vice President during 2010 however he continues to be regarded as not-independent.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Four of seven, approximately 57.1% of the Company’s current Directors, are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in “Business of the Meeting - Item 1 - Election of Directors” section of this Circular.
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has not adopted a formal policy for the independent Directors to meet without management present before and after each regularly scheduled meeting of the Board. Without management present, the independent Directors met on three occasions, in person or by telephone during 2011 and are expected to continue to meet on a regular basis. These sessions are of no fixed duration and participating Directors are encouraged to raise and discuss any issues of concern.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has appointed James H. Coleman as its Chairman. Mr. Coleman is an independent director of the Company. One of his responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as liaison between the Board and management.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The Board held nine formal meetings during 2011 at which attendance, in person or by phone, averaged 97%. Various matters were considered and approved by written resolution during the year.

Messrs. Timm, Geyer, McChesney, Mikkelsen and Potvin attended all nine meetings. Mr. Coleman and Mr. Belanger each attended eight of the nine meetings.

2.	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board does not have a written mandate. The Board is responsible for supervising the conduct of the Company’s affairs and the management of its business. To assist the Board in implementing key policies, the Board delegates some of its responsibility to committees. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company.

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

The Board’s duties include overseeing strategic planning, reviewing and assessing principal risks to the Company’s business and approving risk management strategies.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Company’s business. Management reports regularly to the Board in relation to principal risks, which potentially could affect the Company’s business activities.

The Board reviews and approves, for release to Shareholders, quarterly and annual reports on the performance of the Company. It seeks to ensure that the Company communicates effectively with its Shareholders, respective investors and the public, including dissemination of information on a timely basis. Through its officers, the Company responds to questions and provides information to individual Shareholders, institutional investors, financial analysts and the media.

The Board’s duties include supervising and evaluating management, authorizing significant expenditures, and overseeing the Company’s internal controls and information systems.

3. (a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed a written position description for the Chair. The responsibilities of the Chair include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning, and ensuring that Board functions are effectively carried out.

The Board has not developed written position descriptions for the chair of any committee of the Board.

The responsibilities of committee chairs include presiding over committee meetings, ensuring that the committee is properly organized and effectively discharges its duties, reporting to the Board with respect to the activities of the committee, and leading the committee in reviewing and assessing on an annual basis, the adequacy of the committee’s mandate and its effectiveness in fulfilling its mandate.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board has not developed a written position description for the CEO.

The CEO reports to the Board and has general supervision and control over the business and affairs of the Company. The CEO’s responsibilities include:

(a)    fostering a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;

(b)   developing and recommending to the Board a long-term strategy and vision for the Company that leads to creation of Shareholder value;

(c)    developing and recommending to the Board annual business plans and budgets that support the Company’s long-term strategy; and

(d)   consistently striving to achieve the Company’s financial and operating goals and objectives.

4. (a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board.
(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Due to its current size, the Board does not provide a continuing education program for its Directors. All Directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to Directors. The Board believes that each of its Directors maintain the skills and knowledge necessary to meet their obligations as Directors.

5. (a) (i)

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code, disclose how a person or company may obtain a copy of the code.

The Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics (the “Code”), which can be found at www.goldreserveinc.com and is available in print to any Shareholder who requests it.
(a) (ii)	Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code.

The Compliance Officer, as well as other officers, Directors and the Company’s legal and other advisors, have the full power and authority to investigate any evidence of improper conduct, violations of laws, rules, regulations or the Code, and to determine what steps, if any, should be taken to resolve the problem and avoid the likelihood of its recurrence.

(a) (iii)

Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has not filed any material change reports since the beginning of the 2011 financial year that pertains to any conduct of a Director or executive officer of the Company that constitutes a departure from the Code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each Director must possess and exhibit the highest degree of integrity, professionalism and values, and must never be in a conflict of interest with the Company. A Director who has a conflict of interest regarding any particular matter under consideration must advise the Board, refrain from debate on the matter and abstain from any vote regarding it.

All Company employees, including officers, and Directors are expected to use sound judgment to help maintain appropriate compliance procedures and to carry out the Company’s business with honesty and in compliance with laws and high ethical standards. Each employee and Director is expected to read the Code and demonstrate personal commitment to the standards set forth in the Code.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Company will not tolerate retaliation against an employee or Director for reporting in good faith any violations of the Code and any such retaliation is against Company policy. Employees and Directors who violate the Code may be subject to disciplinary action, including termination of employment.

Knowledge of a violation and failure to promptly report or correct the violation may also subject an employee or Director to disciplinary action up to and including immediate discharge from employment.

6. (a)	Describe the process by which the board identifies new candidates for board nomination.

In considering and identifying new candidates for Board nomination, the Board, where relevant:

(a) addresses succession and planning issues;

(b) identifies the mix of expertise and qualities required for the Board;

(c) assesses the attributes new directors should have for the appropriate mix to be maintained;

(d) arranges for each candidate to meet with the Board Chair and the CEO;

(e) recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and

(f) encourages diversity in the composition of the Board.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating Committee consists of Messrs. Coleman, Mikkelsen, McChesney and J.C. Potvin, all of whom are independent directors.
(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

7. (a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Board reviews from time to time the compensation paid to directors in order to ensure that they are being adequately compensated for the duties performed and the obligations they assume. The Board as a whole is responsible for determining the compensation paid to the directors.

The Board considers evaluations submitted by the Compensation Committee evaluating the Company’s performance and the performance of its executive officers, and ratifies the cash and equity-based compensation of such executive officers approved by the Compensation Committee.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, against development objectives and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee, which met four times during 2011 by phone, consists of Messrs. Mikkelsen (Chair), McChesney, and Potvin, all of whom are independent directors.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of its executive officers, approve the cash and equity-based compensation of such executive officers and submit such approvals to the full Board for ratification.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s CEO, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived. As a consequence, the determination of the CEO’s compensation in 2011 was largely subjective, and based on the Company’s progress in addressing its more immediate concerns, continued exploration, and identifying and analyzing new corporate opportunities.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation consultant has not been engaged by the Company since the beginning of the Company’s most recent financial year to assist in determining compensation for the directors or officers of the Company.

8.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Executive Committee, which is comprised of Messrs. Coleman, Timm and Belanger, meets in person or by phone on a regular basis. Mr. Coleman is considered an independent director. Messrs. Timm and Belanger are not considered independent directors within the definition in NI 52-110.

The Executive Committee facilitates the Company’s activities from an administrative perspective, but does not supplant the full Board in the consideration of significant issues facing the Company. The Audit Committee, the Compensation Committee, the Nominating Committee and the Executive Committee are the only committees of the Board.

9.

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Due to its current size, the Board does not currently have a separate committee for assessing the effectiveness of the Board as a whole, the committees of the Board, or the contribution of individual directors. The Board as a whole bears these responsibilities.

The Board chair meets annually with each director individually to discuss personal contributions and overall Board effectiveness.

Exhibit 99.2 Form of Proxy

GOLD RESERVE INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
June 27, 2012

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them, ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on June 27, 2012 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponements thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

Management recommends that you vote “FOR” each of the director nominees. 1. Election of the following nominees as directors, as set forth in the Proxy Statement/Information Circular

Nominees:

1.1 Rockne J. Timm

1.2 A. Douglas Belanger

1.3 James P. Geyer

1.4 James H. Coleman

1.5 Patrick D. McChesney

1.6 Chris D. Mikkelsen

1.7 Jean Charles Potvin

(and, if no specification is made, to vote “FOR”)

	For ☐ ☐ ☐ ☐ ☐ ☐ ☐	Withhold ☐ ☐ ☐ ☐ ☐ ☐ ☐
Management recommends that you vote “FOR” proposal 2.

2. Appointment of PricewaterhouseCoopers LLP as auditors for the year ending December 31, 2012 and authorization of the Board of Directors to fix the auditor’s remuneration.

(and, if no specification is made, to vote “FOR”)

	For ☐	Against ☐	Abstain ☐
Management recommends that you vote “FOR” proposal 3.
3. To approve the Company’s 2012 Equity Incentive Plan. (and, if no specification is made, to vote “FOR”)	For ☐	Against ☐	Abstain ☐

Management recommends that you vote “FOR” proposal 4.
4. To approve the continuation of and amendment to the 2009 Shareholder Rights Plan Agreement. (and, if no specification is made, to vote “FOR”)	For ☐	Against ☐	Abstain ☐
Management recommends that you vote “FOR” proposal 5
5. To approve the proposed restructuring of the Company’s outstanding 5.50% senior subordinated convertible notes due 2022. (and, if no specification is made, to vote “FOR”)	For ☐	Against ☐	Abstain ☐

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual  and Special Meeting relating to the Meeting and on all other matters that may properly come before the Meeting or any adjournment or postponement thereof in such manner as the person above named may see fit.  Management is not aware of any such amendments, variations or other matters to be presented at the Meeting.

                THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED FOR, AGAINST, WITHHOLD, OR ABSTAIN AS DIRECTED.  WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR  THE MATTERS REFERRED TO ABOVE.

To be valid at the meeting, completed forms of proxy must be received NOT LATER THAN THE CLOSE OF BUSINESS ONE BUSINESS DAY PRECEDING THE DAY OF THE Meeting OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

NOTES:

                A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE PROXY AS INSTRUCTED BELOW.

                This proxy should be read in conjunction with the accompanying Notice of Meeting and Proxy Statement/Information Circular of the Management of the Company.

                If it is desired that the shares represented by this proxy are to be voted for, against, withhold, or abstain on any proposed item, the appropriate box above provided for voting for, withhold, or against should be marked with an X.

                Please ensure that you date this proxy.  If this proxy is not dated in the space below, it shall be deemed to bear the date on which it was mailed by the Company to the shareholder.

                This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

Authorized Signature(s) – sign here – This section must be completed for your instructions to be executed. The undersigned shareholder(s) authorize(s) you to act in accordance with the instructions above and hereby revokes any proxy previously given to attend, vote and otherwise act at the Meeting.

DATED this __________day of _______________, 2012.

Signature of Shareholder

Name of Shareholder (please print clearly)

Number of Shares Represented by Proxy

Exhibit 99.3 Annual Report

Gold Reserve

2011 Annual Report to shareholders

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Annual Report contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein.

Forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

Investors are urged to read our filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company’s website, www.goldreserveinc.com which also includes the Company’s corporate governance policies. Additionally, you can request a copy  of any of these documents directly from us.

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated March 14, 2012 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

The Company no longer characterizes historically reported mineralization related to the Brisas Project as “reserves”. The information contained in this Annual Report relating to our past development efforts and reported mineral reserves for the Brisas Project and status of the Choco 5 property are presented only for informational and historical purposes and should not be construed as an indication of our expectations regarding the future development and operation of these properties or the outcome of the arbitration proceedings.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. The Company acquired the Brisas Project and the Choco 5 property in 1992 and 2000, respectively, both located in the Guayana region of Bolivar State, Venezuela.  From 1992 to  2008 we focused substantially all of our management and financial resources on the development of the Brisas Project.

After approval of the Brisas operating plan by the Ministry of Mines and the Environmental and Social Impact Study of the infrastructure and service works by the Ministry of Environment in 2003 and early 2007, respectively, the Ministry of Environment issued in March 2007, the Authorization to Affect. Based on the issuance of the Authorization to Affect, we commenced significant pre-construction efforts including accelerating detailed project engineering, hiring senior technical staff and awarding contracts for Brisas site prep, construction camp facilities, processing equipment, early-works construction equipment and various other site equipment and launched a number of environmental and social initiatives. In order to fund these activities, the Company completed the sale of approximately $180 million in debt and common shares.

In April 2008, Venezuela revoked the Authorization to Affect. This revocation and subsequent improper actions by Venezuela forced the Company to discontinue development of the Brisas Project and exploration of the Choco 5 property.

In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of International Centre for Settlement of Investment Disputes (“ICSID”), against Venezuela (the “Respondent”) seeking compensation in the arbitration for all of the loss and damage resulting from the Respondent’s wrongful conduct. Gold Reserve alleges violations of three provisions of the Canada-Venezuela BIT culminating in the effective expropriation of Gold Reserve’s sizable investments in the world-class Brisas Project and the promising Choco 5 property. In November 2009 our Request for Arbitration was registered by ICSID (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). Our claim includes the full market value of the legal rights to develop the Brisas Project, the value of the Choco 5 Property and interest on  the claim calculated since the loss of approximately  $400 million (as of July 2011) which, as revised, totals an estimated $2.1 billion. The Company is well advanced in the arbitration process, with the oral hearing recently completed, as scheduled, on February 17, 2012.

The oral hearing was the culmination of an extensive undertaking by the Company’s counsel, technical, legal and financial experts, as well as its employees which focused on the evidentiary record in the case and allowed counsel for both the Company and Venezuela to address the issues of jurisdiction, liability and damages.  The oral hearing also allowed the arbitral tribunal to hear testimony from certain fact and expert witnesses, as well as to address questions to each of the parties.

The Tribunal granted both parties the opportunity to submit a post-hearing brief, to be filed simultaneously, in order to comment in conclusion on the full  evidentiary record, as is typically permitted in such arbitrations.  Those briefs are due to be filed by March 16, 2012.  The Tribunal may request additional information from the parties and in any event may issue its decision thereafter.  It is typical for tribunals in this type of arbitration to require six to eighteen months (the historical average is approximately 1.2 years) to finalize and issue its decision.

In December 2008, Rusoro Mining Ltd. (“Rusoro”) (advised by Endeavour Financial International Corporation (“Endeavour”), Gold Reserve’s financial advisor from 2004 until shortly after the commencement of Rusoro’s offer) commenced an unsolicited offer to acquire all of the outstanding shares of the Company. The Ontario Superior Court of Justice subsequently granted an interlocutory injunction in February 2009, restraining Rusoro and Endeavour from proceeding until the disposition at trial of the action commenced by the Company. Rusoro and Endeavour have filed counterclaims against the Company for Cdn $102.5 million and $0.5 million, respectively.

Our counsel with respect to this litigation matter has advised management that it is premature to determine the likely outcome of the litigation with substantial reliability. In the event that one or both defendants prevail with their counterclaims, the Company could be subject to the full amount of the combined damages noted above. However, based on the facts of the case, the activity through the filing date and the overall scope and context of the proceedings, management has concluded, that an estimate of the possible loss or range of loss cannot be made at this time.

In June 2011, the Company was advised by the NYSE Amex (the “Amex”) that it intended to delist the Company’s common shares. The seizure of the Brisas Project by the Venezuelan authorities in October 2009, led the Amex to conclude that the Company “no longer complied” with the Amex’s continued listing rules. The Company appealed the Amex’s decision and in October 2011, the Company received notice that the Amex had accepted the Company’s plan to regain compliance with the Amex’s listing standards (the “Plan”) by a targeted completion date of December 20, 2012. During this time the Company’s listing is being continued pursuant to an extension.

The Plan provides for an 18 month schedule (starting from the initial date of notice of non-compliance, June 20, 2011) whereby the Company expects to obtain a working interest in one or more acceptable mineral exploration properties with commensurate exploration expenditures made thereon.  The Company will continue to provide the Amex staff with updates relative to the initiatives detailed in the Plan, including the specific milestones to be met by July 31, 2012, and December 20, 2012. There can be no assurance that the Company will be able to achieve compliance within the required time frame, and if the Company is not able to achieve compliance as outlined in the Plan or otherwise show progress consistent with the Plan, the Company will remain subject to delisting procedures as set forth in the Company Guide.

In November 2011, the Company was similarly advised by the Toronto Stock Exchange (the “TSX”) that it also intended to delist the Company’s common shares because, in its opinion, the Company “no longer complied” with its original listing rules as a result of the seizure of the Brisas Project. Although the Company appealed the TSX’s original determination, submitting a plan similar to that approved by the Amex, the Company’s plans were not sufficiently advanced for the TSX to grant the Company additional time to regain compliance. As a result, trading of the Company’s common shares (symbol “GRZ.V”) moved from the TSX to the TSX Venture beginning February 1, 2012.

In addition to executing its strategy related to the arbitration effort, management has identified a number of potential mineral prospects and has signed or is in the process of signing confidentiality agreements  allowing access to the target company’s confidential information regarding such prospects. As with any similarly-situated mining company, we are evaluating multiple prospects at once as these efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. Our selection process or criteria, among others, focuses on prospects that are promising and have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

A determining factor in the Company’s current financial position and continuing results of operations is the substantial operating deficits and project development costs incurred since 1992, the issuance of $183 million of convertible notes and common shares and the acquisition of approximately $125 million of equipment subsequent to the issuance of the Authorization to Affect, the termination of the development of Brisas and Choco 5, as a result of the seizure of the Brisas Project, the ongoing ICSID arbitration, the write-down of previously capitalized costs and equipment associated with the project development and the ongoing disposal of such equipment.

Our objectives continue to be: (1) obtain a working interest in one or more acceptable mineral exploration properties; (2) diligently pursue the arbitration claim against Venezuela and minimize costs to the extent possible; (3) pursue an amicable settlement with Venezuela that may include a monetary agreement and/or project participation; (4) dispose of remaining assets previously purchased for the Brisas Project; and (5) evaluate the Company’s options to redeem, restructure or otherwise modify the terms of the 5.50% convertible notes, the outcome of which, among other things, is subject to the sale of the Brisas Project assets.

We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations and continue to experience losses from operations, a trend we expect to continue unless and until the investment dispute regarding Brisas is resolved favorably to the Company and/or we acquire or invest in an alternative project. Historically we have financed the Company’s operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, sale of equipment originally slated for the Brisas Project and/or future financings, if any.

Commencing in 2011, the Company changed its basis of accounting and financial reporting from Canadian GAAP to US GAAP.  The Company accounted for this change in presentation on a retroactive basis.  The balance sheet amounts as of December 31, 2010 and the comparative operating results for the years ended December 31, 2010 and 2009 were restated accordingly.  The Company has only one operating segment, the exploration and development of mineral properties.

The expense categories shown in the consolidated statements of operations were reclassified in 2010 to better present the current operations of the Company. As a result, expenses for the year ended December 31, 2009 have been reclassified to be comparative with the December 31, 2011 and 2010 presentation. These reclassifications had no effect on previously reported results of operations.

Liquidity and Capital Resources

Summary

At December 31, 2011, the Company had cash and cash equivalents of approximately $57.7 million which represents a decrease from December 31, 2010 of approximately $0.5 million. The net decrease was primarily due to cash used by operations of $17.9 million offset by proceeds from sales of equipment of $16.5 million and net proceeds from marketable securities transactions of $1.0 million. The components of changes in cash are more fully described in the “Operating,” “Investing” and “Financing” Activities section below.

	2011	2010	Change
Cash and cash equivalents	$ 57,677,370	$ 58,186,478	$ (509,108)

As of December 31, 2011, our total financial resources, which include cash and cash equivalents, marketable securities and assets held for sale (which were liquidated in the first quarter of 2012), totaled approximately $59 million. In addition to these financial resources, the Company holds Brisas Project related equipment that it intends to dispose of in 2012. This equipment is carried on the balance sheet (as property, plant and equipment and assets held for sale) at its estimated fair value of approximately $19 million.

The primary future obligation of the Company is the $103.5 million 5.50% convertible notes which may be settled in cash or common shares in the event the holder chooses the one-time option to put the notes back to the Company for repurchase on June 15, 2012. See Note 13 to the consolidated financial statements and Contractual Obligations below. With the ability to settle any request for redemption of the convertible notes with common shares, we believe that cash and investment balances and funds available from potential future equipment sales will be sufficient to enable us to fund our activities through 2013. As of March 14, 2012, we had approximately $56 million in cash and investments, which are held primarily in US dollar denominated accounts.

The timing and extent of additional funding, if any, depends on a number of important factors, including, but not limited to the timing and outcome of our investment dispute with Venezuela, the timing and the amount of proceeds, if any, from the sale of Brisas Project related equipment, the extent of future acquisitions or investments, if any, status of the financial markets and our share price.

Operating Activities

Cash flow used by operating activities for 2011 was approximately $17.9 million, compared to $20.4 million in 2010. Cash flow used by operating activities consists of net operating losses (the components of which are more fully discussed below in “Results of Operations”) adjusted for certain non-cash income and expense items primarily related to gains on sale of equipment and marketable securities, accretion of convertible notes, the write-down of Brisas Project assets, stock options and common shares issued in lieu of cash compensation and certain non-cash changes in working capital. Cash flow used by operating activities during 2011 decreased from 2010 by approximately $2.5 million primarily due to the net change in accounts payable and accrued expenses principally influenced by the timing of year over year payments to counsel and experts connected with the arbitration.

Investing Activities

In 2011, net cash provided by investing activities amounted to $17.4 million, a decrease of $0.2 million compared to 2010.

	2011	Change	2010	Change	2009
Net proceeds (purchases) of marketable securities	$ 968,177	$ (9,162,466)	$ 10,130,643	$ 18,173,275	$ (8,042,632)
Purchase of property, plant and equipment	(50,478)	9,446,214	(9,496,692)	8,274,749	(17,771,441)
Proceeds from sale of equipment	16,457,541	7,542,926	8,914,615	1,617,017	7,297,598
Decrease in restricted cash	-	(9,489,777)	9,489,777	1,469,882	8,019,895
Capitalized interest on convertible debt	-	-	-	4,542,802	(4,542,802)
Other	-	1,429,655	(1,429,655)	(1,384,711)	(44,944)
	$ 17,375,240	$ (233,448)	$ 17,608,688	$ 32,693,014	$ (15,084,326)

The change in marketable securities primarily relates to changes in debt securities which were purchased in 2009 and matured in 2010. Changes in property, plant and equipment mainly relate to contractual purchases of equipment entered in 2007 and paid when the equipment was manufactured and delivered to the Company in 2010 and 2009. Likewise, proceeds from the sale of equipment relates to the subsequent disposal of such equipment.  In connection with a portion of the Brisas Project equipment commitments, we opened an irrevocable standby letter of credit with a Canadian chartered bank, secured by cash, which was recorded on the balance sheet as restricted cash. During 2010, the Company made its final payments on the commitments covered under the letter of credit and accordingly, as of December 31, 2010 the Company had no restricted cash. Prior to October 2009, we capitalized interest expense related to our convertible notes. After Venezuela seized physical control of the Brisas Project in October 2009, we expensed interest charges related to the convertible notes. Included in interest expense are amounts related to the accretion of the notes to their face value. See Note 13 to the consolidated financial statements.

Financing Activities

The Company had no significant financing activities in 2011 and 2010. Net proceeds from the issuance of common shares have been limited over the last three years and relate to the exercise of employee stock options. The repurchase of convertible notes relates to the purchase or settlement of approximately $0.02 million and $1.1 million (face value) of convertible notes in 2011 and 2009, respectively. See Note 13 to the consolidated financial statements and Contractual Obligations below.

	2011	Change	2010	Change	2009
Net proceeds from issuance of common shares	$15,778	$(27,883)	$43,661	$36,573	$7,088
Repurchase of convertible notes	(683)	(683)	-	415,254	(415,254)
	$15,095	$(28,566)	$43,661	$451,827	$(408,166)

Results of Operations

Summary

Consolidated net loss for the year ended December 31, 2011 was approximately $23.6 million, or $0.40 per share, compared to a net loss for the year ended December 31, 2010 of $21.6 million, or $0.37 per share, an increase of approximately $2.0 million. In 2009, subsequent to the seizure of the Brisas Project by the Venezuelan government, we recorded an $85.8 million non-cash expense adjustment related to the carrying value of the project assets and the value of certain processing and related equipment. Excluding the extraordinary loss on expropriation of assets of $85.8 million, the net loss increased from 2009 to 2010 approximately $7.4 million.

	2011	Change	2010	Change	2009
Other Income (Loss)	$ 2,358,514	$ 1,002,640	$ 1,355,874	$ 1,655,682	$ (299,808)
Total Expenses	(25,970,907)	(2,977,903)	(22,993,004)	76,737,001	(99,730,005)
Net Loss	$ (23,612,393)	$ (1,975,263)	$ (21,637,130)	$ 78,392,683	$ (100,029,813)

Other Income

We have no commercial production at this time and, as a result, other income is often variable from period to period due to one-time or otherwise variable sources of income. In 2011, gains on disposition of marketable securities and sales of equipment increased $0.5 million and $1.0 million, respectively, but were partially offset by a decrease in interest income of $0.1 million due to lower levels of invested cash. Additionally, the Company’s 2010 other income included a one-time gain on the disposition of subsidiaries.

In 2010, the increase in other income was primarily attributable to gains on sales of equipment after incurring losses on sales of equipment in 2009.  This increase was partially offset by reductions in gains on sales of marketable securities of $2.0 million. In addition, the Company recorded a $0.5 million gain on the disposition of equity interests in two previously consolidated subsidiaries and gains on extinguishment of debt decreased $0.6 million due to the absence of any re-purchases of the Company’s convertible notes.

	2011	Change	2010	Change	2009
Interest	$ 116,956	$ (125,214)	$ 242,170	$ (46,782)	$ 288,952
Gain on disposition of marketable securities	772,698	531,077	241,621	(2,033,227)	2,274,848
Gain (loss) on sale of equipment	1,460,727	1,041,314	419,413	3,842,957	(3,423,544)
Gain on sale of subsidiaries	-	(474,577)	474,577	474,577	-
Gain on extinguishment of debt	1,304	1,304	-	(554,507)	554,507
Foreign currency gain (loss)	6,829	28,736	(21,907)	(27,336)	5,429
	$ 2,358,514	$ 1,002,640	$ 1,355,874	$ 1,655,682	$ (299,808)

Expenses

 Core operating expenses (corporate general and administrative, Venezuela expenses, corporate communications and legal and accounting) increased approximately $3.1 million and decreased approximately $4.3 million for the years ended December 31, 2011 and 2010, respectively. Substantially all of the increase in corporate general and administrative and corporate communications expense for the year ended December 2011 is a result of non-cash charges associated with the issuance of stock options (primarily in the first quarter of 2011) and to a lesser degree restricted shares. For the year ended December 2010, the change was primarily a result of reductions related to both the number of personnel and compensation related items, fees associated with consultants and other discretionary costs.

Approximately 2.6 million share purchase options expired in 2010 and were returned to the Company’s equity incentive plans. During the first quarter of 2011, the Company granted approximately 2.8 million options which vest over three years and in the second quarter of 2011 the Company issued 950,000 options which vest upon a settlement or an award related to the arbitration against Venezuela. During 2011 and 2010, new options totaling 3,793,000 and 0, respectively were granted. Pursuant to TSX Venture rules the plans must be re-approved by Shareholders every year. Previous to February 1, 2012, the Plans were subject to Toronto Stock Exchange rules which required approval every three years. On June 10, 2011 the Venezuelan Plan was suspended and further grants from the 1997 Plan will be suspended after June 10, 2012 until re-approved by Shareholders. (See Note 9 to the consolidated financial statements)

Pursuant to generally accepted accounting principles, the Company records a non-cash expense associated with the issuance of options using the fair value method of accounting which is computed using the Black-Scholes method and expensed over the vesting period of the option. Accounting rules do not provide for the recovery of previously expensed amounts associated with expired share purchase options.

The Company recorded non-cash compensation expense during 2011 and 2010 of $2.7 million and $0.1 million, respectively, for stock options granted in 2011 and prior periods. The options granted in the second quarter had an estimated fair market value of $0.7 million at the date of grant; however, the Company does not currently record an expense for these options and will only record an expense in the event it becomes probable the options will vest. As of December 31, 2011, compensation expense of $1.1 million related to unvested options remains to be recognized over the remaining vesting period.

Non-core operating expenses decreased approximately $0.1 million and increased approximately $13.4 million for the years ended December 31, 2011 and 2010, respectively. For the year ended December 2011, the change was primarily a result of reductions in charges related to equipment write-downs partially offset by an increase in costs associated with the arbitration proceedings, as well as a slight increase in costs associated with holding and maintaining equipment.

For the year ended December 2010, the change was primarily a result of a substantial increase in costs associated with the arbitration proceedings as well as increases in costs associated with holding and maintaining equipment, write-down of machinery and equipment and interest expenses (previously capitalized) partially offset by a reduction of costs associated with the defense of an unsolicited takeover bid.

Overall, total expenses excluding extraordinary loss on expropriation increased by approximately $2.9 million and $9.1 million for the years ended December 31, 2011 and 2010, respectively.

CORE	2011	Change	2010	Change	2009
Corporate general and administrative	$6,625,793	$ 3,337,102	$3,288,691	$ (1,271,030)	$ 4,559,721
Venezuela expenses	1,285,368	(429,175)	1,714,543	(1,886,105)	3,600,648
Corporate communications	620,705	95,047	525,658	(228,079)	753,737
Legal and accounting	518,216	71,605	446,611	(874,244)	1,320,855
	9,050,082	3,074,579	5,975,503	(4,259,458)	10,234,961
NON-CORE
Equipment holding costs	1,669,254	102,073	1,567,181	1,165,845	401,336
Write-down of machinery & equipment	1,881,959	(636,837)	2,518,796	2,518,796	-
Arbitration	6,659,359	369,712	6,289,647	5,616,055	673,592
Takeover defense	-	-	-	(1,330,366)	1,330,366
Interest expense	6,710,253	68,376	6,641,877	5,358,528	1,283,349
Income tax benefit	-	-	-	27,496	(27,496)
	16,920,825	(96,676)	17,017,501	13,356,354	3,661,147

	25,970,907	2,977,903	22,993,004	9,096,896	13,896,108

Extraordinary loss on expropriation	-	-	-	(85,833,897)	85,833,897
Total expenses for the period	$25,970,907	$2,977,903	$22,993,004	$(76,737,001)	$99,730,005

Future expenditures associated with corporate general and administrative, corporate communications and legal and accounting are expected to decline, while we expect Venezuelan expenses to decline considerably from the amounts recorded in 2011. Costs associated with the arbitration are expected to decline as we incurred a substantial portion of the expected costs upfront prior to the oral hearing which took place in February 2012. Equipment write-downs are expected to be negligible while equipment holding costs will continue until we are able to dispose of Brisas Project related equipment.  Interest expense, which was previously capitalized and comprised of approximately $5.6 million of actual interest paid plus an amount related to accretion of the face value of the convertible notes, is expected to stay at substantially the same level as 2011, unless the notes are converted by the holders or otherwise redeemed by the Company.

Critical Accounting Estimates

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management considers the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) and compares that to its carrying value and if such expected future net cash flows are less than the carrying value an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available. In 2009, subsequent to the loss of control and physical access to the Brisas Project, we recorded a non-cash adjustment of approximately $85 million related to the carrying value of Brisas Project assets including an adjustment of approximately $14.5 million for the estimated net realizable value of certain processing and related equipment. In 2011 and 2010, we recorded additional write-downs of some of this processing and related equipment to revised estimates of net realizable value. Management makes no assurances that the estimated net realizable value of the remaining processing and related equipment can be disposed of for its recorded estimated value. See Note 7 to the consolidated financial statements.

The fair value of the Company’s convertible notes is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The expected life of the notes is an estimate and is subject to change, if warranted by facts and circumstances related to the potential early redemption of the notes by either the Company or the holders. At December 31, 2008, we revised our estimate of the expected life of the notes to June 15, 2012 and adjusted the carrying value accordingly. See Consolidated Balance Sheets - Convertible Notes and Note 13 to the consolidated financial statements.  The adjusted carrying value was calculated by computing the present value of estimated future interest and principal payments at the original effective interest rate. As a result of this change, the carrying value of the notes increased by approximately $1.1 million with a corresponding increase in capitalized interest and accretion.

The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The future tax assets or liabilities are calculated using the substantively enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. We operate and file tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future. See Consolidated Statements of Operations - Income tax expense.

The Company uses the fair value method of accounting for stock options. The fair value is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation. See Note 9 to the consolidated financial statements.

Significant Accounting Policies

Our accounting policies are described in Note 1 of the consolidated financial statements contained in this Annual Report for the year ended December 31, 2011. The more significant accounting policies are as follows:

Stock Based Compensation. We use the fair value method of accounting for stock options granted to employees and directors.  Consideration paid for shares on exercise of share options in addition to the fair value attributable to stock options granted is credited to capital stock.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Costs related to staffing and maintenance of offices and facilities in Venezuela are charged to operations. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Measurement Uncertainty. Any operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which we operate. The realizable value of the remaining processing and related equipment recorded in the consolidated financial statements may be different than management’s current estimate. See Note 7 to the consolidated financial statements. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 based on the frame-work in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles in the United States. PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the effectiveness of the Company’s internal control over financial reporting as stated in their report which appears herein.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2011:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes(1)	$102,347,000	–	–	–	$102,347,000
Interest	59,105,393	$5,629,085	$11,258,170	$11,258,170	30,959,968
	$161,452,393	$5,629,085	$11,258,170	$11,258,170	$133,306,968

1         In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% convertible notes. As of December 31, 2011, $102,347,000 remains outstanding. The notes pay interest semi-annually and are due on June 15, 2022.  The notes are recorded on the balance sheet at amortized cost of approximately $101.8 million. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased.

The note holders have the option to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The Convertible Note Indenture provides that the Company may elect to satisfy its obligation to pay the repurchase price, in whole or in part, by delivering Common Shares. If in the future we elect to repurchase the notes with common shares, we would be required to issue shares based on the then current market value. The amounts shown above include the interest and principal payments due if the notes were to reach their contractual maturity date of June 15, 2022.

At any time until June 15, 2012, the Company may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest if the closing sale price of the Common Shares is equal to or greater than 150% of the conversion price then in effect and the closing price for the Company’s Common Shares has remained above that price for at least 20 trading days in the period of 30 trading days preceding the Company’s notice of redemption. Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

The convertible notes are trading in the gray market often at a significant (15% to 25%) discount to face value. The terms of the indenture provide that the Company may repurchase the convertible notes in open market purchases or negotiated transactions. As of December 31, 2011, $1,153,000 face value of convertible notes have been settled in cash or repurchased by the Company at a total cost of $0.45 million. The covenants contained in the 5.50% convertible note indenture are limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company. In the event of a change of control of the Company, the Company will be required to offer to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest with cash or Common Shares unless there has occurred and is continuing certain events of default under the Company’s indenture.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Management’s Report

To the Shareholders of Gold Reserve Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in this Annual Report. All financial and operating data in the Annual Report is consistent, where appropriate, with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting.  Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

 The Board of Directors fulfills its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors, none of whom are members of management.  This Committee monitors the independence and performance of our independent auditors and meets with the auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval. This Committee reviews and discusses with management the consolidated financial statements, related accounting principles and practices and (when required of management under securities commissions or the applicable listing standards) management’s assessment of internal control over financial reporting.  This Committee also monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.

/s/ Rockne J. Timm                                                                                                             /s/ Robert A. McGuinness

   Chief Executive Officer                                                                                                      Vice President–Finance and CFO

        March 14, 2012                                                                                                               March 14, 2012

March 14, 2012

Independent Auditor’s Report

To the Shareholders of Gold Reserve Inc.

We have completed an integrated audit of Gold Reserve Inc.’s (“Gold Reserve”) December 31, 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Gold Reserve, which comprise of the consolidated balance sheets as at December 31, 2011 and 2010 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, and the consolidated statements of operations, comprehensive loss and cash flows, for the period from January 1, 2010 to December 31, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Gold Reserve’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gold Reserve as at December 31, 2011 and 2010, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 and the period from January 1, 2010 to December 31, 2011 in accordance with accounting principles generally accepted in the United States of America.

Report on internal control over financial reporting

We have also audited Gold Reserve’s internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Item 9A of the 2011 10-K: Report of Management on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on Gold Reserve’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on Gold Reserve’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Gold Reserve; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Gold Reserve are being made only in accordance with authorizations of management and directors of Gold Reserve; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Gold Reserve’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Gold Reserve maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

(Expressed in U.S. dollars)

			2011	2010
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$57,677,370	$58,186,478
Assets held for sale (Note 7)			450,000	7,968,813
Marketable securities (Note 5)			892,271	2,263,923
Deposits, advances and other			194,802	1,507,822
Total current assets			59,214,443	69,927,036
Property, plant and equipment, net (Note 7)			19,125,626	28,503,330
Total assets			$78,340,069	$98,430,366
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses			$2,076,131	$1,633,150
Accrued interest			234,545	234,550
Total current liabilities			2,310,676	1,867,700

Convertible notes (Note 13)			101,833,491	100,754,404
Total liabilities			104,144,167	102,622,104

Measurement uncertainty (Note 1)

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and equity units			244,023,265	243,582,458
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2011…59,043,972	2010…58,769,851
Equity Units
Issued and outstanding:	2011…500,236	2010…500,236
Contributed Surplus			5,171,603	5,171,603
Stock options (Note 9)			17,143,278	14,518,570
Accumulated deficit			(292,183,986)	(268,571,593)
Accumulated other comprehensive income			41,742	1,217,915
KSOP debt (Note 8)			–	(110,691)
Total shareholders' deficit			(25,804,098)	(4,191,738)
Total liabilities and shareholders' deficit			$78,340,069	$98,430,366

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                                                 s/ Patrick D. McChesney

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

					January 1, 2010
	For the Years Ended December 31,				through
	2011	2010	2009		December 31, 2011
OTHER INCOME (LOSS)
Interest	$116,956	$242,170	$288,952		$359,126
Gain on disposition of marketable securities	772,698	241,621	2,274,848		1,014,319
Gain (loss) on sale of equipment	1,460,727	419,413	(3,423,544)		1,880,140
Gain on sale of subsidiaries (Note 10)	–	474,577	–		474,577
Gain on extinguishment of debt	1,304	–	554,507		1,304
Foreign currency gain (loss)	6,829	(21,907)	5,429		(15,078)
	2,358,514	1,355,874	(299,808)		3,714,388
EXPENSES
Corporate general and administrative	6,625,793	3,288,691	4,559,721		9,914,484
Venezuelan operations	1,285,368	1,714,543	3,600,648		2,999,911
Equipment holding costs	1,669,254	1,567,181	401,336		3,236,435
Write-down of machinery and equipment	1,881,959	2,518,796	–		4,400,755
Corporate communications	620,705	525,658	753,737		1,146,363
Legal and accounting	518,216	446,611	1,320,855		964,827
Arbitration (Note 3)	6,659,359	6,289,647	673,592		12,949,006
Takeover defense	–	–	1,330,366		–
	19,260,654	16,351,127	12,640,255		35,611,781
Loss before interest expense, income tax and extraordinary item	(16,902,140)	(14,995,253)	(12,940,063)		(31,897,393)

Interest expense	(6,710,253)	(6,641,877)	(1,283,349)		(13,352,130)
Loss before income tax and extraordinary item	(23,612,393)	(21,637,130)	(14,223,412)		(45,249,523)

Income tax benefit	–	–	27,496		–
Loss before extraordinary item	(23,612,393)	(21,637,130)	(14,195,916)		(45,249,523)

Extraordinary loss on expropriation of assets (Note 3)	–	–	(85,833,897)		–
Net loss for the period	$(23,612,393)	$(21,637,130)	$(100,029,813)		$(45,249,523)

Net loss per share, basic and diluted	$(0.40)	$(0.37)	$(1.75)	$
Weighted average common shares outstanding	59,470,615	57,754,492	57,309,238

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2011	2010	2009	December 31, 2011
Net loss for the period	$(23,612,393)	$(21,637,130)	$(100,029,813)	$(45,249,523)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(403,475)	1,736,761	1,498,168	1,333,286
Adjustment for realized gains included in net loss	(772,698)	(241,621)	(2,274,848)	(1,014,319)
Other comprehensive income (loss)	(1,176,173)	1,495,140	(776,680)	318,967
Comprehensive loss for the period	$(24,788,566)	$(20,141,990)	$(100,806,493)	$(44,930,556)

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2011, 2010, and 2009

(Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Common Shares and Equity Units Held by Affiliates	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive income	KSOP Debt

	Common Shares	Equity Units	Amount
Balance, December 31, 2008	57,119,055	500,236	$ 241,803,241	$ 5,171,603	$ (636,267)	$ 13,863,555	$(146,904,650)	$ 499,455	$ (110,691)
Net loss							(100,029,813)
Other comprehensive loss								(776,680)
Stock option compensation						590,180
Fair value of options exercised			4,846			(4,846)
Common shares issued for:
Cash	24,442		7,088
Services	551,500		392,025
Balance, December 31, 2009	57,694,997	500,236	242,207,200	5,171,603	(636,267)	14,448,889	(246,934,463)	(277,225)	(110,691)
Net loss							(21,637,130)
Other comprehensive income								1,495,140
Stock option compensation						99,532
Fair value of options exercised			29,851			(29,851)
Common shares issued for:
Option exercises ($0.29/share avg.)	150,554		43,661
Services ($1.62/share avg.)	924,300		1,503,566
Decrease in shares held by affiliates			(201,820)		636,267
Balance, December 31, 2010	58,769,851	500,236	243,582,458	5,171,603	-	14,518,570	(268,571,593)	1,217,915	(110,691)
Net loss							(23,612,393)
Other comprehensive loss								(1,176,173)
Stock option compensation						2,723,577
Fair value of options exercised			98,869			(98,869)
Common shares issued for:
Option exercises ($0.16/share avg.)	95,921		15,778
Services ($1.83/share avg.)	178,200		326,160
KSOP allocation									110,691
Balance, December 31, 2011	59,043,972	500,236	$ 244,023,265	$ 5,171,603	$ -	$ 17,143,278	$(292,183,986)	$ 41,742	$ -

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2011	2010	2009	December 31, 2011
Cash Flows from Operating Activities:
Net loss for the period	$(23,612,393)	$(21,637,130)	$(100,029,813)	$(45,249,523)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	2,723,577	99,532	590,180	2,823,109
Depreciation	68,222	132,653	213,902	200,875
Gain on extinguishment of debt	(1,304)	–	(554,507)	(1,304)
Loss (gain) on sale of equipment	(1,460,727)	(419,413)	3,423,544	(1,880,140)

Gain on sale of subsidiaries

	–	(474,577)	–	(474,577)

Loss on expropriation of assets

	–	–	85,833,897	–

Write-down of machinery and equipment

	1,881,959	2,518,796	–	4,400,755

Amortization of premium on marketable

debt securities

	–	175,020	109,715	175,020
Accretion of convertible notes	1,081,074	1,012,682	185,010	2,093,756
Other	–	–	23,398	–
Net gain on disposition of marketable securities	(772,698)	(241,621)	(2,274,848)	(1,014,319)
Shares issued for compensation and KSOP	1,560,159	470,415	854,614	2,030,574
Changes in non-cash working capital:
Net decrease (increase) in deposits and advances	189,712	91,812	45,148	281,524

Net increase (decrease) in accounts payable

and accrued expenses

	442,976	(2,156,853)	(3,515,102)	(1,713,877)
Net cash used in operating activities	(17,899,443)	(20,428,684)	(15,094,862)	(38,328,127)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	1,666,751	11,158,787	4,053,179	12,825,538
Purchase of marketable securities	(698,574)	(1,028,144)	(12,095,811)	(1,726,718)
Purchase of property, plant and equipment	(50,478)	(9,496,692)	(17,771,441)	(9,547,170)
Proceeds from sales of equipment	16,457,541	8,914,615	7,297,598	25,372,156
Decrease in restricted cash	–	9,489,777	8,019,895	9,489,777
Capitalized interest paid on convertible notes	–	–	(4,542,802)	–
Deconsolidation of subsidiaries	–	(1,429,655)	–	(1,429,655)
Other	–	–	(44,944)	–
Net cash provided by (used in) investing activities	17,375,240	17,608,688	(15,084,326)	34,983,928
Cash Flows from Financing Activities:
Net proceeds from the issuance of common shares	15,778	43,661	7,088	59,439
Extinguishment of convertible notes	(683)	–	(415,254)	(683)
Net cash provided by (used in) financing activities	15,095	43,661	(408,166)	58,756
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(509,108)	(2,776,335)	(30,587,354)	(3,285,443)
Cash and cash equivalents - beginning of period	58,186,478	60,962,813	91,550,167	60,962,813
Cash and cash equivalents - end of period	$57,677,370	$58,186,478	$60,962,813	$57,677,370

The accompanying notes are an integral part of the consolidated financial statements.

Note 1.         The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the “Company”) is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956.

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer. Generally, each shareholder exchanged its Gold Reserve Corporation shares for an equal number of Gold Reserve Inc. Class A Common shares. For tax reasons, certain U.S. holders elected to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into a Gold Reserve Inc. Class A common share. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Equity Units as a group. At December 31, 2011, there were 500,236 Equity Units outstanding.

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela (which we refer to as the “Brisas Project” or “Brisas”).  As further detailed in Note 3, we discontinued development of the Brisas Project after it was seized by the Bolivarian Republic of Venezuela (“Venezuela”) and are resolving our investment dispute through arbitration against Venezuela under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”).

Concurrent with the arbitration we are pursuing settlement of our dispute with Venezuela and are seeking to invest in or acquire alternative mining projects. The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

Basis of Presentation. For the fiscal year commencing in 2011, the Company changed its basis of accounting and financial reporting from Canadian GAAP to US GAAP.  The Company accounted for this change in presentation on a retroactive basis.  The balance sheet amounts as of December 31, 2010 and the comparative operating results for the years ended December 31, 2010 and 2009 were restated accordingly.

As a result of the seizure of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development. The seizure resulted in the end of the development of the Brisas project and management considers January 1, 2010 the relevant inception date of the development of the Company’s new business of acquiring and exploring other mining projects. ASC 915 requires additional disclosures of development stage enterprises including cumulative amounts from the inception of the development stage.

Principles of Consolidation. These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, two Barbadian subsidiaries and one Aruban subsidiary which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. Prior to 2011, the consolidated financial statements also included the accounts of two domestic subsidiaries, Great Basin Energies, Inc. (“Great Basin”) and MGC Ventures Inc. (“MGC Ventures”). Great Basin and MGC Ventures were 45% and 44% owned, respectively until December 2010 when the Company disposed of its equity interest in the subsidiaries. See Note 10 to the consolidated financial statements.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Included in property, plant and equipment is $29 million of equipment that has been adjusted to an estimated net realizable value of $19 million which is not being depreciated. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Assets Held for Sale.   Long-Lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Impairment of Long Lived Assets.  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  Stock options, restricted stock and Units granted under their respective plans become fully vested and exercisable and/or payable upon a change of control.

Income Taxes. The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The future tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Measurement Uncertainty. The realizable value of the remaining equipment, originally purchased for the Brisas Project, may be different than management’s current estimate. Any operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which we may operate. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes.  Convertible notes are classified as a liability and are initially recorded at face value, net of issuance costs. The notes are subsequently accreted to face value using the effective interest rate method over the expected life of the notes, currently estimated to be June 15, 2012, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities and gains and losses on certain derivative instruments. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. Cash and cash equivalents, deposits, advances, accounts payable and accrued expenses are accounted for at cost which approximates fair value.

Note 2.                       New Accounting Policies:

In June 2011, the FASB issued Accounting Standards Update 2011-05 that requires changes in the presentation of comprehensive income. Effective for periods beginning after December 15, 2011, entities will have the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the updated guidance will not have an effect on the Company’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 which contains amendments resulting in common fair value measurement and disclosure requirements in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards.  The amendments change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This update is effective for periods beginning after December 15, 2011 and is not expected to have a significant impact on the Company’s financial statements.

In January 2010, the FASB issued new guidance (ASU 2010-06) that requires new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, it requires reporting entities to 1) disclose separately the amount of significant transfers into and out of Level 1 and Level 2 fair-value measurements and to describe the reasons for the transfers, and 2) provide information on purchases, sales, issuances and settlements on a gross basis rather than net in the reconciliation of Level 3 fair-value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the Level 3 fair-value measurements disclosures that are effective for fiscal years beginning after December 15, 2010. The adoption of the updated guidance did not have an effect on the Company’s financial statements.

Note 3.             Expropriation of Brisas Project by Venezuela and Related Arbitration:

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometer 88 mining district of the State of Bolivar in south-eastern Venezuela. After approval of the Brisas operating plan by the Ministry of Mines and the Environmental and Social Impact Study by the Ministry of Environment in 2003 and early 2007, respectively, the Ministry of Environment issued in March 2007, the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”) which authorized the commencement of construction activities on the Brisas Project.  In April 2008, the Ministry of Environment revoked, without notice, the Authorization to Affect.

In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the
International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct. Gold Reserve alleges violations of three provisions of the Canada-Venezuela BIT culminating in the effective expropriation of Gold Reserve’s sizable investments in the world-class Brisas gold/copper project and the promising Choco 5 property. In November 2009 our Request for Arbitration was registered by ICSID (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). Our claim includes the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision, the value of the Choco 5 Property and interest on the claim calculated since the loss. Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our last filing) of approximately $400 million.

The full market value of the legal rights to develop the Brisas Project was measured by an independent expert pursuant to a fair market value standard utilizing three standard valuation approaches: (1) the Discounted Cash Flow (“DCF”) Approach, (2) the Comparable Publicly Traded Company (“CPTC”) Approach, and (3) the Comparable Transaction (“CT”) Approach. These three valuations converged in a reasonably consistent range of values, which were combined to arrive at a weighted average valuation based upon the independent expert’s qualitative assessment of the robustness of the data available to implement each valuation methodology.

Venezuela has numerous pending arbitration actions being pursued against it at this time before ICSID (See ICSID website-http://icsid.worldbank.org/ICSID/) and has reportedly settled and/or made full or partial payment for damages to a limited number of claimants in past months, although management has no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela. Based on the uncertain nature of arbitration under investment treaties, the timing and the amount of an award or settlement, if any, the likelihood of its collection and the timing thereof cannot be determined at this time.

In compliance with the schedule originally set by the Tribunal which has been amended by the Tribunal from time-to-time, we filed our initial written submission, referred to as the Memorial, in September 2010. Thereafter in April 2011, the Respondent submitted its response to the Company’s Memorial, referred to as the Counter-Memorial. Subsequent to that, the Company submitted its Reply to the Respondent’s Counter Memorial in July 2011 and finally Respondent filed its Rejoinder in December 2011. The Rejoinder was the last filing to be made prior to the oral hearing which was held February 13 to February 17, 2012.

The oral hearing was the culmination of an extensive undertaking by the Company’s counsel, technical, legal and financial experts, as well as its employees which focused on the evidentiary record in the case and allowed counsel for both the Company and Venezuela to address the issues of jurisdiction, liability and damages.  The oral hearing also allowed the Tribunal to hear testimony from certain fact and expert witnesses, as well as to address questions to each of the parties.

The Tribunal granted both parties the opportunity to submit a post-hearing brief, to be filed simultaneously, in order to comment in conclusion on the full evidentiary record, as is typically permitted in such arbitrations.  Those briefs are due to be filed by March 16, 2012.  The Tribunal may request additional information from the parties and in any event may issue its decision thereafter.  It is typical for tribunals in this type of arbitration to require six to eighteen months (the historical average is approximately 1.2 years) to finalize and issue its decision.

Note 4.                        Cash and Cash Equivalents:

	2011	2010
US Treasury bills	$40,000,000	$–
Bank deposits	12,238,554	52,307,918
Money market funds	5,438,816	5,878,560
Total	$57,677,370	$58,186,478

At December 31, 2011 and 2010, the Company had approximately $88,000 and $39,000 respectively, in Venezuela. As of December 31, 2011, 74% and 25% of bank deposits were held primarily in US Dollar denominated accounts maintained in U.S. and Canadian banks, respectively and all of the U.S. deposits were maintained in an FDIC insured account.

Note 5.                        Marketable Securities:

	2011	2010
Fair value at beginning of year	$2,263,923	$598,825
Acquisitions	698,574	778,144
Dispositions, at cost	(894,053)	(667,166)
Realized gain on sale	(772,698)	(241,621)
Unrealized gain (loss)	(403,475)	1,795,741
Fair value at balance sheet date	$892,271	$2,263,923

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost method. As of December 31, 2011 and 2010, marketable securities had a cost basis of $850,529 and $1,046,009, respectively.

Note 6.                       Fair Value Measurements:

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value December 31, 2011	Level 1	Level 2	Level 3
Marketable securities	$ 892,271	$ 892,271	–	–

	Fair value December 31, 2010	Level 1	Level 2	Level 3
Marketable securities	$ 2,263,923	$ 2,263,923	–	–

Note 7.                        Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2011
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	517,235	(463,066)	54,169
Leasehold improvements	41,190	(40,727)	463
Venezuelan property and equipment	1,415,972	(1,330,806)	85,166
	$20,960,225	$(1,834,599)	$19,125,626

		Accumulated
	Cost	Depreciation	Net
December 31, 2010
Machinery and equipment	$28,071,469	$–	$28,071,469
Furniture and office equipment	506,339	(435,224)	71,115
Leasehold improvements	41,190	(38,874)	2,316
Venezuelan property and equipment	1,595,957	(1,237,527)	358,430
	$30,214,955	$(1,711,625)	$28,503,330

Machinery and equipment includes amounts paid for equipment previously intended for use on the Brisas project. At December 31, 2011 equipment with a carrying value of approximately $0.45 million was reclassified to assets held for sale and sold during the first quarter of 2012 for its carrying value. During the third quarter of 2011, equipment with a carrying value of approximately $6.9 million was sold for $7.8 million and the Company recorded a gain on sale of $0.9 million. Equipment classified as assets held for sale at December 31, 2010 was sold during the first quarter of 2011 for $8.3 million and the Company recorded a gain on sale of $0.3 million.

Note 8.                        KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares or cash contributions to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. The fair market value of the shares when allocated is recorded in the statement of operations with a reduction of the KSOP debt account.  In 2011, 22,246 common shares valued at $110,690 were allocated to eligible participants in the Plan. Cash contributions for the Plan years 2011, 2010 and 2009 were $127,229, $175,174 and $57,292, respectively.

Note 9.                        Stock Based Compensation Plans:

Equity Incentive Plans

The Company has two equity incentive plans; the 1997 Equity Incentive Plan (last amended in March 2006 and last re-approved by the shareholders in June 2009, the “1997 Plan”) and the 2008 Venezuelan Equity Incentive Plan (approved by the shareholders in June 2008, the “Venezuelan Plan”).  Pursuant to TSX Venture rules the plans must be re-approved by Shareholders every year. Previous to February 1, 2012, the Plans were subject to Toronto Stock Exchange rules which required approval every three years. On June 10, 2011 the Venezuelan Plan was suspended and further grants from the 1997 Plan will be suspended after June 10, 2012 until re-approved by Shareholders. Both plans permit the grants of stock options, stock appreciation rights and restricted stock, or any combination thereof, and each shall be 10% of the Company’s outstanding shares. The Company provides newly issued shares to satisfy stock option exercises and for the issuance of restricted stock. The grants are made for terms of up to ten years with vesting periods ranging from immediate to up to 3 years.

Combined share option transactions for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011		2010		2009
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	3,178,102	2.39	4,573,318	2.67	5,007,931	3.18
Options exercised	(138,501)	0.93	(150,554)	0.29	(24,442)	0.29
Options expired	(1,521,413)	4.52	(1,142,745)	3.75	(875,004)	4.28
Options forfeited	(126,000)	1.82	(101,917)	2.83	(82,667)	4.44
Options granted	3,793,000	1.85	–	–	547,500	0.73
Options outstanding - end of period	5,185,188	1.42	3,178,102	2.39	4,573,318	2.67

Options exercisable - end of period	2,897,688	1.07	3,178,102	2.39	3,591,362	3.25

Options available for grant at end of period under 1997 plan	2,427,569		3,058,076		2,045,790
Options available for grant at end of period under Venezuelan plan	4,296,085		5,617,840		5,019,938

The following table relates to stock options at December 31, 2011:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.29 - $0.29	1,079,188	$0.29	$2,708,762	1.93	1,079,188	$0.29	$2,708,762	1.93
$0.73 - $0.73	481,000	$0.73	995,670	2.21	481,000	$0.73	995,670	2.21
$1.82 - $1.82	2,675,000	$1.82	2,621,500	4.01	1,337,500	$1.82	1,310,750	4.01
$1.92 - $1.92	950,000	$1.92	836,000	9.44	-
$0.29 - $1.92	5,185,188	$1.42	$7,161,932	4.40	2,897,688	$1.07	$5,015,182	2.94

During the first quarter of 2011, the Company granted approximately 2.8 million options which vest over three years and in the second quarter of 2011, the Company issued 950,000 options which vest upon a settlement or an award related to the arbitration against Venezuela. For the years ended December 31, 2011, 2010 and 2009, new options totaling 3,793,000, 0 and 547,500, respectively were granted.

The Company recorded compensation expense during 2011, 2010 and 2009 of $2.7 million, $0.1 million and $0.6 million, respectively, for stock options granted in 2011 and prior periods. The options granted in the second quarter had an estimated fair market value of $0.7 million at the date of grant; however, the Company does not currently record an expense for these options and will only record an expense in the event it becomes probable the options will vest. As of December 31, 2011, compensation expense of $1.1 million related to unvested options remains to be recognized over the remaining vesting period.

The weighted average grant date fair value of options granted in 2011 and 2009 was calculated at $1.23 and $0.59. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2011	2010	2009
Risk free interest rate	1.52%	–	1.46%
Expected Term	4.0 years	–	4.6 years
Expected volatility	97%	–	120%
Dividend yield	nil	–	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and expected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of December 31, 2011 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 10.                      Related Party Transactions:

MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at December 31, 2011 and 2010. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at December 31, 2011 and 2010. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Note 11.                      Income Tax:

	2011	2010	2009
Current income tax benefit	–	–	$ 27,496
Future income tax benefit	–	–	–
	–	–	$ 27,496

Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2011	2010	2009
Income tax benefit based on Canadian tax rates	$ 6,257,284	$ 6,058,396	$ 29,516,906
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	474,459	218,882	3,486,532
Non-deductible expenses	(1,428,111)	(473,091)	(509,749)
Change in valuation allowance and other	(5,303,632)	(5,804,187)	(32,466,193)
	–	–	$ 27,496

No current income tax has been recorded by the parent company for the three years ended December 31, 2011. Current income tax in 2009 relates to two of the Company’s former U.S. subsidiaries disposed of in 2010.  The Company has recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets as of December 31, 2011 and 2010 were as follows:

	Future Tax Asset
	2011	2010
Accounts payable and accrued expenses	$ 43,966	$ 129,618
Property, plant and equipment	(7,254)	(9,170)
Total temporary differences	36,712	120,448
Net operating loss carry forward	35,659,263	30,134,668
Alternative minimum tax credit	19,871	19,871
Total temporary differences, operating losses
and tax credit carry forwards	35,715,846	30,274,987
Valuation allowance	(35,715,846)	(30,274,987)
Net deferred tax asset	–	–

At December 31, 2011, the Company had the following U.S. and Canadian tax loss carry forwards:

	US	Canadian	Expires
Regular tax net operating loss:	$ 1,424,144	–	2012
	–	1,698,268	2014
	–	2,116,691	2015
	1,386,674	–	2018
	1,621,230	–	2019
	665,664	–	2020
	896,833	–	2021
	1,435,774	–	2022
	1,806,275	–	2023
	2,386,407	–	2024
	3,680,288	–	2025
	4,622,825	2,570,152	2026
	6,033,603	4,769,868	2027
	4,360,823	18,180,564	2028
	1,769,963	17,229,854	2029
	2,159,079	21,286,527	2030
	3,213,024	23,835,982	2031
	$ 37,462,606	$ 91,687,906

Alternative minimum tax net operating loss:	$ 1,399,529	–	2012

Note 12.                      Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the “Rights Plan”) in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2009, the shareholders approved certain amendments to the Rights Plan including continuing the Shareholder Rights Plan until June 30, 2012. The Rights Plan is designed to give the Board of Directors time to consider alternatives, allow shareholders time to properly assess the merits of a bid and insure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the “permitted bid” provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 13.          Convertible Notes:

In May 2007, the Company issued $103,500,000 aggregate principal amount of 5.50% Senior subordinated convertible notes. The notes are unsecured, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and are due on June 15, 2022.  The notes are convertible into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54). Upon conversion, the Company will have the option, unless there has occurred and is then continuing an event of default under the Company’s indenture, to deliver common shares, cash or a combination of common shares and cash for the notes surrendered.

The note holders have the option to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The Company has the ability to satisfy its obligation to pay the repurchase price, in whole or in part, by delivering Common Shares which would not result in the use of current assets or the creation of new current liabilities to satisfy its potential requirement to pay the repurchase price. As a result, the notes are classified as non-current. If the Company elected to repurchase the notes with common shares, it would issue approximately 36.6 million shares based on the closing price per share as of December 31, 2011. In the event of a Fundamental Change which includes among other things a change of control as defined in the Indenture, the Company may be required to offer to repurchase the notes, in cash or shares at the Company’s discretion, at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest unless there has occurred and is continuing certain events of default under the Company’s indenture. The Company maintains Change of Control Agreements with each of the executive officers and several employees which were implemented by the Board to induce such individuals to remain with the Company and continue their involvement in the then ongoing development of the Brisas project and more recently, resolution of the investment dispute with Venezuela and the pursuit of new corporate opportunities. In the event of a change of control as a result of the note holders exercising their right to have the company repurchase the notes on June 15, 2012, the estimated payout for employees holding Change of Control Agreements at December 31, 2011, determined exclusive of any gross-up payments as defined by the agreement, is approximately $14.9 million.

At any time on or after June 16, 2010, and until June 15, 2012, the Company may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest if the closing sale price of the Common Shares is equal to or greater than 150% of the conversion price then in effect and the closing price for the Company’s Common Shares has remained above that price for at least twenty trading days in the period of thirty trading days preceding the Company’s notice of redemption. Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

The covenants contained in the 5.50% convertible note indenture are limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.m

The notes are classified as a liability and were initially recorded at face value, net of issuance costs. The notes are accreted to face value using the effective interest rate method over the expected life of the notes, currently estimated to be June 15, 2012, with the resulting charge recorded as interest expense. The Company capitalized interest and accretion on the notes until October, 2009, when the Company filed for arbitration and when Venezuela seized the Brisas Project. Thereafter all interest and accretion on the notes has been expensed. The Company has paid $5.6 million in interest on the notes during each of the last three years. As of December 31, 2011, convertible notes with a face value of $1,153,000 had been settled in cash or repurchased by the Company at a total cost of approximately $452,000.

Note 14.                     Litigation:

The Company is a party to litigation in the Ontario Superior Court of Justice related to a 2008 unsolicited takeover bid in which the defendants have made counterclaims totaling approximately $103 million. Our counsel with respect to this litigation matter has advised management that it is premature to determine the likely outcome of the litigation with substantial reliability. In the event that one or both defendants prevail with their counterclaims, the Company could be subject to the full amount of the combined damages noted above. However, based on the facts of the case, the activity through the filing date and the overall scope and context of the proceedings, management has concluded, that an estimate of the possible loss or range of loss cannot be made at this time.

Corporate Information

Officers and Directors

Rockne J. Timm

Chief Executive Officer and Director

A. Douglas Belanger

President and Director

Robert A. McGuinness

Vice President of Finance and CFO

Mary E. Smith

Vice President of Administration and Secretary

Arturo Rivero

President, Gold Reserve de Venezuela

James H. Coleman

Non-Executive Chairman and Director

James P. Geyer

Director

Jean Charles (JC) Potvin

Director

Patrick D. McChesney

Director

Chris D. Mikkelsen

Director

Share Information

Number of Shareholders:
   Approximately 7,500

Common Shares Issued March 14, 2012

Class A common -               59,746,472

Equity Units -                            500,236

Common Share
   Purchase Options -            5,185,188

Securities Listings (Symbol GRZ)

Canada - The TSX Venture Exchange

United States - NYSE - Amex

Transfer Agent

Computershare Trust Company, Inc.

Toronto, Ontario Canada

Lakewood, Colorado USA

Registered Agent

Austring, Fendrick, Fairman & Parkkari

Whitehorse, Yukon Canada

Office

Corporate

926 W. Sprague Avenue, Suite 200

Spokane, WA  99201

Ph: (509) 623-1500

Fx: (509) 623-1634

Bankers

Bank of America

Spokane, Washington USA

Bank of Montreal

Vancouver, British Columbia Canada

Auditors

PricewaterhouseCoopers LLP

Vancouver, British Columbia Canada

Counsel

Baker & McKenzie LLP

Houston, Texas USA

Toronto, Ontario Canada

Caracas,Venezuela

White & Case LLP

Washington, D.C. USA

Annual Meeting

The 2012 Annual Meeting will be held at 9:30 a.m. on June 5, 2012

The Spokane Club,
1002 W. Riverside
Spokane, Washington

Additional information regarding the company may be obtained at www.GoldReserveInc.com